Marc Ross, Esq.

As confidentially submitted to the Securities and Exchange Commission on November 30, 2017. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INMUNE BIO INC.
(Exact name of registrant as specified in its charter)

Nevada	2836	47-5205835
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

INMUNE BIO INC.

David Moss

1224 Prospect Street, Suite 150

La Jolla, CA 92037

Phone: (858) 964 3720

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

David Moss

1224 Prospect Street, Suite 150

La Jolla, CA 92037

Phone: (858) 964 3720

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc Ross, Esq.

Sichenzia Ross Ference Kesner LLP 1185 Avenue of the Americas, 37th Floor

New York, NY 10036

(212) 930-9700

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, emerging growth company, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer”, “emerging growth company”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $.001 par value being offered by the Company
Placement Agent’s Common Stock Purchase Warrants (3)
Common Stock, $.001 par value being offered by selling stockholders			$	$
Total			$	$(4)

(1) Pursuant to Rule 416 under the Securities Act, the shares of Common Stock registered hereby also include an indeterminate number of additional shares of Common Stock as may from time to time become issuable by reason of stock splits, stock dividends, recapitalizations or other similar transactions.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3) We have agreed to issue warrants exercisable within five years after the effective date of this registration statement representing an aggregate of       % of the shares issued in the offering (the “Placement Agent Warrants”) to the Placement Agent. Resales of the Placement Agent’s Warrants on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, are registered hereby. Resales of shares issuable upon exercise of the Placement

(4) to be paid upon the first non-confidential filing of this Registration Statement with the Securities and Exchange Commission.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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EXPLANATORY NOTE

This Registration Statement (the “Registration Statement”) contains one prospectus (the “Prospectus”) in connection with ta public offering of up to      shares of our Common Stock at a price of $      per share and one prospectus to be used in connection with the potential resale by certain selling stockholders (the “Selling Stockholders”) of an aggregate of      shares of Common Stock (the “Selling Stockholder Prospectus”). The Prospectus and the Selling Stockholder Prospectus are identical in all respects except for the alternative pages for the Selling Stockholder Prospectus included herein which are labeled “Alternate Page for Selling Stockholder Prospectus”.

The Selling Stockholder prospectus is substantially identical to the Prospectus, except for the following principal points:

•	They contain different outside and inside front covers;

•	They contain different Offering sections in the Prospectus Summary section on;

•	They contain different Use of Proceeds sections;

•	The Capitalization and Dilution sections are deleted from the Selling Stockholder Prospectus;

•	A Selling Stockholder section is included in the Selling Stockholder Prospectus; and

•	The Plan of Distribution Sections are different.

The Company has included in this Registration Statement, after the financial statements, a set of alternate pages to reflect the foregoing differences of the Selling Stockholder Prospectus as compared to the Prospectus.

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The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED __, 2017

Up to [*] Shares of Common Stock

INmune Bio Inc. is offering a minimum of       shares of our common stock (the “Minimum Shares Offering”) for gross proceeds of $5,000,000 (the “Minimum Offering Amount”) before deduction of commissions and offering expenses and a maximum of up to      shares (“Maximum Shares Offering”) of our common stock for gross proceeds of $15,000,000 before deduction of commissions and offering expenses (“Maximum Offering Amount”). Our Common Stock is not currently traded in a public marketplace. We intend to apply to list our Common Stock on a national exchange or marketplace.

All funds sent to the Company by investors to purchase the common stock will be deposited in a non-interest bearing escrow account, maintained at and by      (the “Escrow Agent”). Within three business days of receipt of the Minimum Offering Amount in escrow the Company will close on the subscription amounts in escrow as of such date subject to the Maximum Offering Amount and thereafter from time to time the Company will have additional closings until the Maximum Offering Amount has been sold or      , if we do not sell and receive payments for the Minimum Offering Amount prior to      , investor subscriptions will be returned without interest or deduction.

Our Common Stock is not traded on any national securities exchange and is not quoted on any over-the-counter market. We intend to list our common stock on a national stock market, however, there no assurance that our application will be approved. We have retained           to act as our placement agent in connection with this offering and to use their “best efforts” to solicit offers to purchase all or nothing with respect to the Minimum Shares Offering and “best efforts” with respect to the Maximum Shares Offering. The Placement Agent is not purchasing or selling any securities pursuant to this offering. The closing of the offering will only occur if at least the Minimum Share Offering amount of common stock are being sold. See “Plan of Distribution beginning on page 13 of this prospectus for more information regarding these arrangements.

Our business and an investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page _ of this prospectus for a discussion of information that you should consider before investing in our securities.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public Offering Price	Placement Agent Fees (1)	Proceeds, before expenses
	Per share	Per Share	Per Share
Minimum Share Offering
Maximum Share Offering
Total

___________

(1)	In addition, we will reimburse the expenses of the Placement Agents as described in the Plan of Distribution.

The date of this prospectus is ________, 2017.

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Page
Prospectus Summary	8
Risk Factors	13
Use of Proceeds	36
Forward-Looking Statements	7
Plan of Distribution	77
Market for Common Equity and Related Stockholder Matters	37
Description of Business
Management’s Discussion and Analysis of Financial Condition and Results of Operations	59
Description of Property
Legal Proceedings
Directors and Executive Officers
Executive Compensation	71
Certain Relationships and Related Transactions
Security Ownership of Certain Beneficial Owners and Management	74
Description of Securities	75
Indemnification for Securities Act Liabilities
Legal Matters	76
Experts	77
Changes in Accountants
Additional Information
Financial Statements	80

You should rely only on the information contained in this prospectus or in any free writing prospectus that we may specifically authorize to be delivered or made available to you. We have not, and the Placement Agent has not, authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus may only be used where it is legal to offer and sell our securities. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the Placement Agent is not making an offer of these securities in any jurisdiction where the offer is not permitted.

For investors outside the United States: We have not and the Placement Agent has not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of securities and the distribution of this prospectus outside the United States.

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FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. Forward-looking statements reflect our current view about future events. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan,” or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements, include, but are not limited to, statements contained in this prospectus relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, our ability to raise capital to fund continuing operations; our ability to protect our intellectual property rights; the impact of any infringement actions or other litigation brought against us; competition from other providers and products; our ability to develop and commercialize new and improved products and services; changes in government regulation; our ability to complete capital raising transactions; and other factors (including the risks contained in the section of this prospectus entitled “Risk Factors”) relating to our industry, our operations and results of operations. Actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read the following summary together with the more detailed information regarding us and our common stock being sold in the offering, including the risks of investing in our common stock discussed under “Risk Factors,” beginning on page 13 and our historical and pro forma condensed combined financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision. For convenience, in this prospectus, unless the context suggests otherwise, the terms “we,” “our,” “our company,” “Company” and “us” and “INmune Bio” refer to Inmune Bio Inc., a Nevada corporation.

We are pharmaceutical clinical stage immunotherpay company focused on developing pioneering strategies for oncology that focus on re-engineering and harnessing the innate immune system to treat the patient’s cancer. INMB targets cells of the innate immune system that include natural killer cells (“NK cells”) and myeloid derived suppressor cells, (“MDSC cells”) that we believe offer unique therapeutic opportunities and may be safer, easier to execute and more effective than currently available treatments. We plan to develop our two existing drug platforms, INKmune (“INKmune”) and INB03 (“INB03”) that harness the innate immune system to provide a unique set of therapies for patients with cancer. We plan to be the Innate Immune System company with an initial focus on cancer.

The immune system has two parts – the adaptive immune system and the innate immune system. Oncology research has focused on leveraging the adaptive immune system (T-cells) to attack the cancer. The innate immune system has been less intensively studied. We believe that the innate immune system must be part of the fight along with the adaptive immune system to properly treat cancer and our product platforms may help address these issues.

A primary role of the innate immune system is attacking the cancer to both kill the cancer cells, especially residual disease, and to expand the immune response by recruiting cytotoxic T cells of the adaptive immune system. The cancer causes dysfunction of the innate immune system that allows it to evade the immune system, grow and kill the patient. There are two types of innate immune system dysfunction – “effector dysfunction” and “protector dysfunction”. The ability of the cancer cell to evade NK cell killing is “effector dysfunction”. Without effective NK cell killing the patient’s immune system cannot help the patient eradicate their cancer. The second element of the dysregulated innate immune response to the cancer involves the myeloid derived suppressor cells (MDSC). In patients with advanced cancer, especially with chronic inflammation associated with the cancer, part of the dysregulated immune response to that cancer is proliferation of the MDSC cell population that secrete cytokines that provide an “immunosuppressive shield” around the cancer that prevents the patient’s immune system from attacking the tumor. We term this, “protector dysfunction.” This complicated two-part dysfunction of the innate immune system results in an immune system that both ignores the tumor and cannot attack the tumor because of the localized immunosuppressive shield that surrounds the cancer. We believe successful immunotherapy for cancer must accomplish two equally important goals. First, the innate immune system must be stimulated to attack the cancer – eliminate “effector dysfunction” by improving NK cell ability to kill tumors and, the XX eliminate “protector dysfunction”, by eliminating the MDSC population so the newly energized immune system can better target the tumor cells`. In many patients with cancer, effector and protector function occur simultaneously. Without addressing these immunologic defects, the probability of success is limited and the patient may suffer relapse and progression of their cancer.

We believe our products, INKmune and INB03 address the dysfunction of innate immune system’s response to cancer and can be used alone or in combination with each other or in combination with other cancer therapies. INKmune is focused on improving effector function. INKmune is designed to convert inert NK cells that ignore the patient’s cancer into NK cells that will attack the patient’s cancer. INB03 is focused on the protector function. INB03 prevents proliferation and function of the patient’s MDSC population to limit the immunosuppressive shield around the cancer and promote NK/DC crosstalk, a critical step in recruiting the immune system to the fight the cancer. Each product has a unique mechanism that allows them to be used alone, in combination with each other or in combination with other cancer therapies. Furthermore, because each product targets the patient’s immune system, they can be used to treat a wide variety of cancers; both hematologic malignancies and solid tumors. That is, INmune Bio focused on re-engineering the patient’s immune system to attack their cancer; we are not focused on what type of cancer the patient has.

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To our knowledge, INB03 is the only innate immune system check-point inhibitor in development. INB03 combats tumor based immunosuppression by preventing the proliferation of the MDSC population and decreasing the immunosuppressive cytokines in the tumor microenvironment that protect the tumor from attack by the patient’s immune system. By inhibiting the immunosuppressive factors, there is an increase in immune regulatory cytokines that promotes NK/DC cross-talk to recruit the cytotoxic T cells of the adaptive immune system to fight the cancer. Finally, because MDSC may cause a patient’s tumor to be resistant or refractory to immunotherapy, combination therapy with INB03 may eliminate MDSC based resistance and improve the response to many immunotherapy drugs.

We will start the clinical development program of each product platform separately. Once we have established safety and efficacy individually, we may choose to combine the product platforms in a single patient or combine the products with other cancer therapies. The first four trials we plan to perform are listed below. The initiation of first two trials are funded by our initial financing. Completion of the trials and completion of the second two trials is dependent on a successful public financing. As data becomes available and with interaction with future partners, we may decide to alter the order or focus of the development program.

Product	Disease. Phase and design
INKmune	Phase I/II biomarker directed trail of intraperitoneal INKmune in women with relapse/refractory ovarian cancer (PII is randomized with active control)
INB03	Phase I open label dose escalation trial in patients with advanced solid tumors and elevated numbers MDSC measurable in their circulation
INKmune	Phase I/II biomarker directed trial of intravenous INKmune is patients with high risk MDS not eligible for stem cell transplant (PII is randomized with active control)
INB03	Phase II biomarker directed combination therapy trial, INB03+checkpoint inhibitor, cancer patients proven to be refractory/resistant first line therapy who have elevated MDSC measurable in their blood

We lease office space at 1224 Prospect Street, Suite 150, La Jolla, CA 92037. Our phone number is 1-858-964-3720 and our website address is www.inmunebio.com. The references to our website in this prospectus are inactive textual references only. The information on our website is neither incorporated by reference into this prospectus nor intended to be used in connection with this Offering.

Risks Associated With Our Business

Our business is subject to numerous risks described in the section entitled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Some of these risks include:

•	We have no approved products on the market and have generated no product revenues to date.

•	We will need additional capital. If additional capital is not available or is available at unattractive terms, we may be forced to delay, reduce the scope of or eliminate our research and development programs, reduce our commercialization efforts or curtail our operations.

•	We have a limited operating history, and expect to incur significant additional operating losses.

•	We are currently focused on the development of a two product candidates.

•	We are dependent on obtaining certain patents and protecting our proprietary rights.

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•	Clinical drug development involves a lengthy and expensive process with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete the development and commercialization of our product candidate.

•	We face substantial competition from other pharmaceutical and biotechnology companies and our operating results may suffer if we fail to compete effectively.

•	There is no public market for securities and you may have to hold your shares of our common stock for an indefinite period of time.

•	The Company’s common stock is controlled by insiders.

JOBS Act

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (or the “Securities Act”), for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

An emerging growth company may also take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which such fifth anniversary will occur in 2021. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and, as long as we continue to qualify as an emerging growth company, we may elect to take advantage of this and other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

We are also a “smaller reporting company,” as defined under SEC Regulation S-K. As such, we also are exempt from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and also are subject to less extensive disclosure requirements regarding executive compensation in our periodic reports and proxy statements. We will continue to be deemed a smaller reporting company until our public float exceeds $75 million on the last day of our second fiscal quarter in the preceding fiscal year.

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Summary of the Offering

Amount of this Offering	The Company will not sell any securities pursuant to this offering unless it sells at least shares common stock. The Company will not sell more than shares of Common stock.

Minimum Offering Amount	$5,000,000

Maximum Offering Amount	$15,000,000

Common Stock to be outstanding after this offering	shares

Use of proceeds

After deducting the commission payable to the Placement Agent and the estimated offering expenses that are payable by us, we estimate that the net proceeds from the sale of the common stock offered by us pursuant to this prospectus will be $        if the Minimum Offering Amount is sold and $ if the Maximum Offering Amount is sold. We expect to use the net proceeds from this offering for the following purposes:

•	our Phase I/II clinical trial for our INKmune product candidate for Ovarian Cancer;

•	our planned Phase I/II clinical trial for INKmune in high-risk MDS;

•	our planned Phase I/II clinical trials for INB03 for MDSC;

•	our Phase I/II clinical trials for INB03 combined with an approved checkpoint inhibitor for melanoma; and

•	the remaining amounts for manufacturing, research and development activities, working capital and general corporate purposes.

For additional information on the use of proceeds, please see “Use of Proceeds”.

Placement Agents Warrants

We have agreed to issue the Placement Agent warrants to purchase up to the number of shares of our common stock equal to     % of the aggregate number of shares sold in the offering. The warrants are exercisable at a per share price equal to $       [100% of the public offering price per share], at any time, and from time to time, in whole or in part, during the five-year period commencing at the effective date of the offering.

Escrow

All funds sent to the Company by investors to purchase the common stock and Warrants after the effectiveness of the registration statement of which this prospectus forms a part will be deposited in a non-interest bearing account, maintained at and by         (the “Escrow Agent”). If we do not sell and receive payments for the Minimum Offering Amount prior to         , investor subscriptions will be returned without interest or deduction.

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Subscription Procedures

Investors interested in subscribing for the common stock and warrants in this offering must complete and deliver to the Placement Agent a completed subscription agreement to the address provided in the subscription agreement and deliver the purchase price in the amount of $       per share of common stock being purchased by wire transfer in immediately available funds using the wire transfer instructions provided in the subscription agreement. Funds and subscription documents will be held in escrow until the closing of this offering at which time the escrowed funds and subscription documents will be released by the Escrow Agent. Promptly following the closing the common stock and warrants purchased by the investor in the offering will issued to the investor. If this offering is not completed for any reason all proceeds deposited into escrow will be returned to the investor without interest or deduction.

Risk factors	See “Risk Factors” beginning on page 13 and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in our securities

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RISK FACTORS

You should carefully consider the risks described below as well as other information provided to you in this document, including information in the section of this document entitled “Information Regarding Forward Looking Statements.” If any of the following risks actually occur, the Company’s business, financial condition or results of operations could be materially adversely affected, the value of the Company’s Common Stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We have no approved products on the market and have generated no product revenues to date.

To date, we have no approved products on the market and have generated no product revenues. Until, and unless, we receive approval from the FDA and other regulatory authorities for our product candidates, we cannot sell our products and will not have product revenues. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from the net proceeds of the Offering, cash on hand, licensing fees and grants and additional financings, to the extent such financings can be obtained.

We will need additional capital. If additional capital is not available or is available at unattractive terms, we may be forced to delay, reduce the scope of or eliminate our research and development programs, reduce our commercialization efforts or curtail our operations.

In order to develop and bring our product candidates to market, we must commit substantial resources to costly and time-consuming research, preclinical and clinical trials and marketing activities. We anticipate that our existing cash and cash equivalents will enable us to maintain our current operations for at least the next six months. We anticipate that we will need approximately an additional $5 million to continue our operations for the next 12 months, not including any funds raised in this Offering. We anticipate using our cash and cash equivalents to fund further research and development with respect to our lead product candidates. We may, however, need to raise additional funding sooner if our business or operations change in a manner that consumes available resources more rapidly than we anticipate. Our requirements for additional capital will depend on many factors, including:

•	successful commercialization of our product candidates;

•	the time and costs involved in obtaining regulatory approval for our product candidates;

•	costs associated with protecting our intellectual property rights;

•	development of marketing and sales capabilities;

•	payments received under future collaborative agreements, if any; and

•	market acceptance of our products.

To the extent we raise additional capital through the sale of equity securities, the issuance of those securities could result in dilution to our shareholders. In addition, if we obtain debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus limiting funds available for our business activities. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our research and development programs, reduce our commercialization efforts or curtail our operations. In addition, we may be required to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves or license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available.

The Company will require substantial additional funds to support its research and development activities, and the anticipated costs of preclinical studies and clinical trials, regulatory approvals and eventual commercialization. Such additional sources of financing may not be available on favorable terms, if at all. If we do not succeed in raising additional funds on acceptable terms, we may be unable to initiate clinical trials or obtain approval of any product candidates from the FDA and other regulatory authorities. In addition, we could be forced to discontinue product development, forego sales and marketing efforts and forego attractive business opportunities. Any additional sources of financing will likely involve the issuance of our equity securities, which will have a dilutive effect on our stockholders.

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There is no assurance that we will be successful in raising the additional funds needed to fund our business plan. If we are not able to raise sufficient capital in the near future, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets.

We face intense competition in the markets targeted by our lead product candidates. Many of our competitors have substantially greater resources than we do, and we expect that all of our product candidates under development will face intense competition from existing or future drugs.

We expect that all of our product candidates under development, if approved, will face intense competition from existing and future drugs marketed by large companies. These competitors may successfully market products that compete with our products, successfully identify drug candidates or develop products earlier than we do, or develop products that are more effective, have fewer side effects or cost less than our products.

Additionally, if a competitor receives FDA approval before we do for a drug that is similar to one of our product candidates, FDA approval for our product candidate may be precluded or delayed due to periods of non-patent exclusivity and/or the listing with the FDA by the competitor of patents covering its newly-approved drug product. Periods of non-patent exclusivity for new versions of existing drugs such as our current product candidates can extend up to three and one-half years. See “Business — Government Regulation.”

These competitive factors could require us to conduct substantial new research and development activities to establish new product targets, which would be costly and time consuming. These activities would adversely affect our ability to commercialize products and achieve revenue and profits.

Competition and technological change may make our product candidates and technologies less attractive or obsolete.

We compete with established pharmaceutical and biotechnology companies that are pursuing other forms of treatment for the same indications we are pursuing and that have greater financial and other resources. Other companies may succeed in developing products earlier than us, obtaining FDA approval for products more rapidly, or developing products that are more effective than our product candidates. Research and development by others may render our technology or product candidates obsolete or noncompetitive, or result in treatments or cures superior to any therapy we develop. We face competition from companies that internally develop competing technology or acquire competing technology from universities and other research institutions. As these companies develop their technologies, they may develop competitive positions that may prevent, make futile, or limit our product commercialization efforts, which would result in a decrease in the revenue we would be able to derive from the sale of any products.

There can be no assurance that any of our product candidates will be accepted by the marketplace as readily as these or other competing treatments. Furthermore, if our competitors’ products are approved before ours, it could be more difficult for us to obtain approval from the FDA. Even if our products are successfully developed and approved for use by all governing regulatory bodies, there can be no assurance that physicians and patients will accept our product(s) as a treatment of choice.

Furthermore, the pharmaceutical research industry is diverse, complex, and rapidly changing. By its nature, the business risks associated therewith are numerous and significant. The effects of competition, intellectual property disputes, market acceptance, and FDA regulations preclude us from forecasting revenues or income with certainty or even confidence.

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The clinical and commercial utility of our INKmune therapy is uncertain and may never be realized.

Our INKmune therapy is in an early stage of development. We anticipate initiating clinical trials in the second half of 2018 for INKmune in ovarian cancer and follow with a clinical trial in high risk MDS in 2019. Success in early clinical trials, if achieved, does not ensure that large-scale trials will be successful nor does it predict final results.

We may not ultimately be able to provide the FDA with satisfactory data to support a claim of clinical safety and efficacy sufficient to enable the FDA to approve INKmune for commercialization. This may be because clinical trials may fail to produce favorable data, because the FDA may disagree with how we interpret the data from these clinical trials, or because the FDA may not accept these therapeutic effects as valid endpoints in pivotal trials necessary for market approval. We will also need to demonstrate that INKmune therapy is safe. We do not have data on possible harmful long-term effects of INKmune therapy and will not have any data on long-tens effects in the near future. For these and other reasons, the clinical effectiveness and commercialization of INKmune therapy is uncertain and may never be realized.

If we fail to protect our intellectual property rights, our ability to pursue the development of our technologies and products would be negatively affected.

Our success will depend in part on our ability to obtain patents and maintain adequate protection of our technologies and products. If we do not adequately protect our intellectual property, competitors may be able to use our technologies to produce and market drugs in direct competition with us and erode our competitive advantage. Some foreign countries lack rules and methods for defending intellectual property rights and do not protect proprietary rights to the same extent as the United States. Many companies have had difficulty protecting their proprietary rights in these foreign countries. We may not be able to prevent misappropriation of our proprietary rights.

We have received, and are currently seeking, patent protection for numerous compounds and methods of treating diseases. However, the patent process is subject to numerous risks and uncertainties, and there can be no assurance that we will be successful in protecting our products by obtaining and defending patents. These risks and uncertainties include the following: patents that may be issued or licensed may be challenged, invalidated, or circumvented, or otherwise may not provide any competitive advantage; our competitors, many of which have substantially greater resources than us and many of which have made significant investments in competing technologies, may seek, or may already have obtained, patents that will limit, interfere with, or eliminate our ability to make, use, and sell our potential products either in the United States or in international markets; there may be significant pressure on the United States government and other international governmental bodies to limit the scope of patent protection both inside and outside the United States for treatments that prove successful as a matter of public policy regarding worldwide health concerns; countries other than the United States may have less restrictive patent laws than those upheld by United States courts, allowing foreign competitors the ability to exploit these laws to create, develop, and market competing products.

Moreover, any patents issued to us may not provide us with meaningful protection, or others may challenge, circumvent or narrow our patents. Third parties may also independently develop products similar to our products, duplicate our unpatented products or design around any patents on products we develop. Additionally, extensive time is required for development, testing and regulatory review of a potential product. While extensions of patent term due to regulatory delays may be available, it is possible that, before any of our product candidates can be commercialized, any related patent, even with an extension, may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of the patent.

In addition, the United States Patent and Trademark Office (the “PTO”) and patent offices in other jurisdictions have often required that patent applications concerning pharmaceutical and/or biotechnology-related inventions be limited or narrowed substantially to cover only the specific innovations exemplified in the patent application, thereby limiting the scope of protection against competitive challenges. Thus, even if we or our licensors are able to obtain patents, the patents may be substantially narrower than anticipated.

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Our success depends on patent applications that are licensed exclusively to us and other patents to which we may obtain assignment or licenses. We may not be aware, however, of all patents, published applications or published literature that may affect our business either by blocking our ability to commercialize our product candidates, by preventing the patentability of our product candidates to us or our licensors, or by covering the same or similar technologies that may invalidate our patents, limit the scope of our future patent claims or adversely affect our ability to market our product candidates.

In addition to patents, we rely on a combination of trade secrets, confidentiality, nondisclosure and other contractual provisions, and security measures to protect our confidential and proprietary information. These measures may not adequately protect our trade secrets or other proprietary information. If they do not adequately protect our rights, third parties could use our technology, and we could lose any competitive advantage we may have. In addition, others may independently develop similar proprietary information or techniques or otherwise gain access to our trade secrets, which could impair any competitive advantage we may have.

Patent protection and other intellectual property protection is crucial to the success of our business and prospects, and there is a substantial risk that such protections will prove inadequate.

We have a limited operating history, and expect to incur significant additional operating losses.

We are an early stage company formed in September 2015 and have only a limited operating history. Therefore, there is limited historical financial information upon which to base an evaluation of our performance. Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. We expect to incur substantial additional operating expenses over the next several years as our research, development, and commercial activities increase. The amount of future losses and when, if ever, we will achieve profitability are uncertain. Our ability to generate revenue and achieve profitability will depend on, among other things, successful completion of the preclinical and clinical development of our product candidate; obtaining necessary regulatory approvals from the FDA and international regulatory agencies; implementing successful manufacturing, sales, and marketing arrangements; and raising sufficient funds to finance our activities. If we are unsuccessful at some or all of these undertakings, our business, prospects, and results of operations may be materially adversely affected.

We are currently focused on the development of a single product candidate.

Although we intend to be opportunistic in pursuing additional products which support the Company’s objectives, our product development efforts are currently focused on a single product, INKmune, for which we are researching multiple indications and delivery strategies. If INKmune fails to achieve clinical endpoints or exhibits unanticipated toxicity or if a superior product is developed by a competitor, our prospects for obtaining regulatory approval and commercialization may be negatively affected.

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INKmune represents a novel approach to cancer treatment that creates significant challenges for us.

We believe INKmune represents a novel approach to cancer treatment. Advancing this novel therapy creates significant challenges for us, including:

•	Educating medical personnel regarding the potential side effect profile of INKmune;

•	Sourcing clinical and, if approved, commercial supplies for the materials used to manufacture and process our product candidates;

•	Obtaining regulatory approval, as the FDA and other regulatory authorities have limited experience with commercial development of immunotherapies for cancer; and

•	Establishing sales and marketing capabilities upon obtaining any regulatory approval to gain market acceptance of a novel therapy.

Even if we are able to commercialize any product candidate that we develop, the product may become subject to unfavorable pricing regulations, third party payor reimbursement practices or healthcare reform initiatives that could harm our business.

The commercial success of our product candidate will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidate will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities (such as Medicare and Medicaid), private health coverage insurers and other third party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidate. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish and maintain pricing sufficient to realize a meaningful return on our investment.

There is significant uncertainty related to third party payor coverage and reimbursement of newly approved drugs. Marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some non-U.S. markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay commercial launch of the product, possibly for lengthy time periods, which may negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidate obtains marketing approval.

We are dependent on obtaining certain patents and protecting our proprietary rights.

Our success will depend, in part, on our ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. We have filed and are actively pursuing a patent application for our product candidate. The patent positions of biotechnology, biopharmaceutical and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. Thus, there can be no assurance that our patent application will result in the issuance of a patent, that we will develop additional proprietary products that are patentable, that any patents issued to us will provide us with any competitive advantages or will not be challenged by any third parties, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent our patents. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of our products not under patent protection, or, if patents are issued to us, design around the patented products we developed or will develop.

We may be required to obtain licenses from third parties to avoid infringing patents or other proprietary rights. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available, if at all, on terms we find acceptable. If we do not obtain such licenses, we could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.

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A number of pharmaceutical, biopharmaceutical and biotechnology companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to or affect our business. Some of these technologies, applications or patents may conflict with our technologies or patent applications. Such conflict could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications. In addition, if patents that cover our activities are issued to other companies, there can be no assurance that we would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology. If we do not obtain such licenses, we could encounter delays in the introduction of products, or could find that the development, manufacture or sale of products requiring such licenses could be prohibited. In addition, we could incur substantial costs in defending ourselves in suits brought against us on patents it might infringe or in filing suits against others to have such patents declared invalid.

Much of our know-how and technology may not be patentable. To protect our rights, we plan to require employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance, however, that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Further, our business may be adversely affected by competitors who independently develop competing technologies, especially if we obtain no, or only narrow, patent protection.

We are subject to various government regulations.

The manufacture and sale of human therapeutic products in the U.S. and foreign jurisdictions are governed by a variety of statutes and regulations. These laws require approval of manufacturing facilities, controlled research and testing of products and government review and approval of a submission containing manufacturing, preclinical and clinical data in order to obtain marketing approval based on establishing the safety and efficacy of the product for each use sought, including adherence to current cGMP during production and storage, and control of marketing activities, including advertising and labeling.

The product we are currently developing will require significant development, preclinical and clinical testing and investment of substantial funds prior to its commercialization. The process of obtaining required approvals can be costly and time-consuming, and there can be no assurance that we develop successfully this product or any future products, or that this product or any future products we develop will prove to be safe and effective in clinical trials or receive applicable regulatory approvals. Potential investors and shareholders should be aware of the risks, problems, delays, expenses and difficulties which we may encounter in view of the extensive regulatory environment which controls our business.

If we are unable to keep up with rapid technological changes in our field or compete effectively, we will be unable to operate profitably.

We are engaged in a rapidly changing field. Other products and therapies that will compete directly with the product that we are seeking to develop and market currently exist or are being developed. Competition from fully integrated pharmaceutical companies and more established biotechnology companies is intense and is expected to increase. Most of these companies have significantly greater financial resources and expertise in discovery and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing than us. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and established biopharmaceutical or biotechnology companies. Many of these competitors have significant products that have been approved or are in development and operate large, well-funded discovery and development programs. Academic institutions, governmental agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for therapeutic products and clinical development and marketing. These companies and institutions compete with us in recruiting and retaining highly qualified scientific and management personnel. In addition to the above factors, we will face competition based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capability, reimbursement coverage, price and patent position. There is no assurance that our competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization, than our own.

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Other companies may succeed in developing products earlier than ourselves, obtaining FDA and European Medicines Agency (“EMA”) approvals for such products more rapidly than we will, or in developing products that are more effective than products we propose to develop. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render our technology or products obsolete or non-competitive or result in treatments or cures superior to any therapy we develop, or that any therapy we develop will be preferred to any existing or newly developed technologies.

We may request priority review for our product candidate in the future. The FDA may not grant priority review for our product candidate. Moreover, even if the FDA designates such product for priority review, that designation may not lead to a faster regulatory review or approval process and, in any event, would not assure FDA approval.

We may be eligible for priority review designation for our product candidate if the FDA determines such product candidate offers major advances in treatment or provides a treatment where no adequate therapy exists. A priority review designation means that the goal for the FDA to review an application in six months, rather than the standard review period of ten months. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if we believe a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. Thus, while the FDA has granted priority review to other oncology disease products, our product candidate, should we determine to seek priority review, may not receive similar designation. Moreover, even if our product candidate is designated for priority review, such a designation does not necessarily mean a faster regulatory review process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within an accelerated timeline or thereafter.

We believe we may in some instances be able to secure approval from the FDA or comparable non-U.S. regulatory authorities to use accelerated development pathways. If we are unable to obtain such approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals.

We anticipate that we may seek an accelerated approval pathway for our product candidate. Under the accelerated approval provisions in the Federal Food, Drug, and Cosmetic Act, or FDCA, and the FDA’s implementing regulations, the FDA may grant accelerated approval to a product designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit, the FDA may withdraw its approval of the drug.

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Prior to seeking such accelerated approval, we will seek feedback from the FDA and will otherwise evaluate our ability to seek and receive such accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit a New Drug Application, or NDA, for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent FDA feedback we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval or under another expedited regulatory designation (e.g., breakthrough therapy designation), there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA or other non-U.S. authorities could also require us to conduct further studies prior to considering our application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our product candidate would result in a longer time period to commercialization of such product candidate, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete the development and commercialization of our product candidate.

Our product candidates are in clinical development and the risk of failure of our product candidates is high. It is impossible to predict when or if our product candidates will prove effective or safe in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidate in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The clinical development of our product candidates is susceptible to the risk of failure inherent at any stage of drug development, including failure to demonstrate efficacy in a clinical trial or across a broad population of patients, the occurrence of severe or medically or commercially unacceptable adverse events, failure to comply with protocols or applicable regulatory requirements and determination by the FDA or any comparable non-U.S. regulatory authority that a drug product is not safe or effective for its intended uses. It is possible that even if our product candidate has a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical trials. Conversely, as a result of the same factors, our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any. Similarly, in our clinical trials we may fail to detect toxicity of or intolerability caused by our product candidates, or mistakenly believe that our product candidates are toxic or not well tolerated when that is not in fact the case.

The outcome of preclinical studies and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in earlier development, and we cannot be certain that we will not face additional setbacks.

The design of a clinical trial can determine whether its results will support approval of a product; however, flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced or completed. In addition, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval for the product candidates. Even if we believe that the results of clinical trials for our product candidate warrant marketing approval, the FDA or comparable non-U.S. regulatory authorities may disagree and may not grant marketing approval of our product candidate.

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. Any clinical trials that we may conduct may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market our product candidate.

If clinical trials of our product candidate fail to demonstrate safety and efficacy to the satisfaction of the FDA and comparable non-U.S. regulators, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidate.

We are not permitted to commercialize market, promote or sell any product candidate in the United States without obtaining marketing approval from the FDA. Comparable non-U.S. regulatory authorities, such as the EMA, impose similar restrictions. We may never receive such approvals. We must complete extensive preclinical development and clinical trials to demonstrate the safety and efficacy of our product candidate in humans before we will be able to obtain these approvals.

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Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. We have not previously submitted a NDA to the FDA or similar drug approval filings to comparable non-U.S. regulatory authorities for any product candidate.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us and impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. In addition, if (1) we are required to conduct additional clinical trials or other testing of our product candidate beyond the trials and testing that we contemplate, (2) we are unable to successfully complete clinical trials of our product candidate or other testing, (3) the results of these trials or tests are unfavorable, uncertain or are only modestly favorable, or (4) there are unacceptable safety concerns associated with our product candidate, we, in addition to incurring additional costs, may:

•	be delayed in obtaining marketing approval for our product candidate;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as we intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing or other requirements; or

•	be required to remove the product from the market after obtaining marketing approval.

If we experience any of a number of possible unforeseen events in connection with clinical trials of our product candidate, potential marketing approval or commercialization of our product candidate could be delayed or prevented.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent marketing approval of our product candidate, including:

•	clinical trials of our product candidate may produce unfavorable or inconclusive results;

•	we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•	the number of patients required for clinical trials of our product candidate may be larger than we anticipate, patient enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	data safety monitoring committees may recommend suspension, termination or a clinical hold for various reasons, including concerns about patient safety;

•	regulators or institutional review boards, or IRBs, may suspend or terminate the trial or impose a clinical hold for various reasons, including noncompliance with regulatory requirements or concerns about patient safety;

•	patients with serious, life-threatening diseases included in our clinical trials may die or suffer other adverse medical events for reasons that may not be related to our product candidate;

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•	participating patients may be subject to unacceptable health risks;

•	patients may not complete clinical trials due to safety issues, side effects, or other reasons;

•	changes in regulatory requirements and guidance may occur, which require us to amend clinical trial protocols to reflect these changes;

•	our third party contractors, including those manufacturing our product candidate or components or ingredients thereof or conducting clinical trials on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner or at all;

•	regulators or IRBs may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may experience delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•	patients who enroll in a clinical trial may misrepresent their eligibility to do so or may otherwise not comply with the clinical trial protocol, resulting in the need to drop the patients from the clinical trial, increase the needed enrollment size for the clinical trial or extend the clinical trial’s duration;

•	we may have to suspend or terminate clinical trials of our product candidate for various reasons, including a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of a product candidate;

•	the FDA or comparable non-U.S. regulatory authorities may disagree with our clinical trial design or our interpretation of data from preclinical studies and clinical trials;

•	the FDA or comparable non-U.S. regulatory authorities may fail to approve or subsequently find fault with the manufacturing processes or facilities of third party manufacturers with which we enter into agreements for clinical and commercial supplies;

•	the supply or quality of raw materials or manufactured product candidate or other materials necessary to conduct clinical trials of our product candidate may be insufficient, inadequate, delayed, or not available at an acceptable cost, or we may experience interruptions in supply; and

•	the approval policies or regulations of the FDA or comparable non-U.S. regulatory authorities may significantly change in a manner rendering our clinical data insufficient to obtain marketing approval.

Product development costs for us will increase if we experience delays in testing or pursuing marketing approvals and we may be required to obtain additional funds to complete clinical trials and prepare for possible commercialization of our product candidate. We do not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidate or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidate and may harm our business and results of operations. In addition, many of the factors that cause, or lead to, clinical trial delays may ultimately lead to the denial of marketing approval of our product candidate.

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If we experience delays or difficulties in the enrollment of patients in clinical trials, we may not achieve our clinical development on our anticipated timeline, or at all, and our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for INKmune or any other product candidate if we are unable to locate and enroll a sufficient number of eligible patients to participate in clinical trials. Patient enrollment is a significant factor in the timing of clinical trials, and is affected by many factors, including:

•	the size and nature of the patient population;

•	the severity of the disease under investigation;

•	the proximity of patients to clinical sites;

•	the eligibility criteria for the trial;

•	the design of the clinical trial;

•	efforts to facilitate timely enrollment;

•	competing clinical trials; and

•	clinicians’ and patients’ perceptions as to the potential advantages and risks of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating.

Our inability to enroll a sufficient number of patients for our clinical trials could result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidate, delay or halt the development of and approval processes for our product candidate and jeopardize our ability to achieve our clinical development timeline and goals, including the dates by which we will commence, complete and receive results from clinical trials. Enrollment delays may also delay or jeopardize our ability to commence sales and generate revenues from our product candidate. Any of the foregoing could cause the value of the Company to decline and limit our ability to obtain additional financing, if needed.

We will need to obtain FDA approval of any proposed product brand names, and any failure or delay associated with such approval may adversely impact our business.

A pharmaceutical product cannot be marketed in the U.S. or other countries until we have completed rigorous and extensive regulatory review processes, including approval of a brand name. Any brand names we intend to use for our product candidates will require approval from the FDA regardless of whether we have secured a formal trademark registration from the U.S. Patent and Trademark Office, or the PTO. The FDA typically conducts a review of proposed product brand names, including an evaluation of potential for confusion with other product names. The FDA may also object to a product brand name if it believes the name inappropriately implies medical claims. If the FDA objects to any of our proposed product brand names, we may be required to adopt an alternative brand name for our product candidates. If we adopt an alternative brand name, we would lose the benefit of our existing trademark applications for such product candidate and may be required to expend significant additional resources in an effort to identify a suitable product brand name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. We may be unable to build a successful brand identity for a new trademark in a timely manner or at all, which would limit our ability to commercialize our product candidates.

We expect to rely on orphan drug status to develop and commercialize our product candidate, but our orphan drug designation, if obtained, may not confer marketing exclusivity or other expected commercial benefits as anticipated.

Market exclusivity afforded by orphan drug designation is generally offered as an incentive to drug developers to invest in developing and commercializing products for unique diseases that impact a limited number of patients. The FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Qualification to maintain orphan drug status is generally monitored by the regulatory authorities during the orphan drug exclusivity period, currently seven years from the date of approval in the United States.

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We intend to seek orphan drug designation in the United States for our product candidate for the treatment of AML and ovarian cancer and we expect to rely on orphan drug exclusivity for our product candidate. Even if granted, orphan drug designation, and related market exclusivity, in the United States could be lost. Further, even if we are granted orphan drug status, the FDA can still approve different drugs for use in treating the same indication or disease, which would create a more competitive market for us and our revenues will be diminished.

Further, for our product candidate, it is possible that another company also holding orphan drug designation for the same product candidate will receive marketing approval for the same indication before we do. If that were to happen, our applications for that indication may not be approved until the competing company’s period of exclusivity expires. Even if we are the first to obtain marketing authorization for an orphan drug indication, there are circumstances under which a competing product may be approved for the same indication during the seven-year period of marketing exclusivity, such as if the later product is shown to be clinically superior to the orphan product, or if the later product is deemed a different product than ours. Further, the seven-year marketing exclusivity would not prevent competitors from obtaining approval of the same product candidate as ours for indications other than those in which we have been granted orphan drug designation, or for the use of other types of products in the same indications as our orphan product.

If the market opportunities for our product candidate are smaller than we believe they are, our revenues may be adversely affected and our business may suffer. Because the target patient populations of our product candidate are small, we must be able to successfully identify patients and capture a significant market share to achieve and maintain profitability.

We focus our research and product development on treatments for certain cancer indications. Our projections of both the number of people who have failed other therapies or have limited medical options for such indications, are based on estimates. These estimates may prove to be incorrect and new studies may change the estimated incidence or prevalence. The number of patients with such diseases in the United States, Europe and elsewhere may turn out to be lower than expected or may not be otherwise amenable to treatment with our products, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business. Additionally, because our target patient populations are small, we will be required to capture a significant market share to achieve and maintain profitability.

We may fail to comply with regulatory requirements.

Our success will be dependent upon our ability, and our collaborative partners’ abilities, to maintain compliance with regulatory requirements, including cGMP, and safety reporting obligations. The failure to comply with applicable regulatory requirements can result in, among other things, fines, injunctions, civil penalties, total or partial suspension of regulatory approvals, refusal to approve pending applications, recalls or seizures of products, operating and production restrictions and criminal prosecutions.

Even if our product candidate receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third party payors and others in the medical community necessary for commercial success and the market opportunity for the product candidate may be smaller than we estimate.

We have never commercialized a product. Even if INKmune, INB03 or any other product candidate we develop is approved by the appropriate regulatory authorities for marketing and sale, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third party payors and others in the medical community. For example, physicians are often reluctant to switch their patients from existing therapies even when new and potentially more effective or convenient treatments enter the market. Further, patients often acclimate to the therapy that they are currently taking and do not want to switch unless their physicians recommend switching products or they are required to switch therapies due to lack of reimbursement for existing therapies.

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Efforts to educate the medical community and third party payors on the benefits of our product candidate may require significant resources and may not be successful. If our product candidate is approved but does not achieve an adequate level of market acceptance, we may not generate significant revenues and we may not become profitable. The degree of market acceptance of INmune or any other product candidate we develop, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and safety of the product;

•	the potential advantages of the product compared to alternative treatments;

•	the prevalence and severity of any side effects;

•	the clinical indications for which the product is approved;

•	whether the product is designated under physician treatment guidelines as a first-line therapy or as a second- or third-line therapy;

•	limitations or warnings, including distribution or use restrictions, contained in the product’s approved labeling;

•	our ability to offer the product for sale at competitive prices;

•	our ability to establish and maintain pricing sufficient to realize a meaningful return on our investment;

•	the product’s convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try, and of physicians to prescribe, the product;

•	the strength of sales, marketing and distribution support;

•	the approval of other new products for the same indications;

•	changes in the standard of care for the targeted indications for the product;

•	the timing of market introduction of our approved products as well as competitive products and other therapies;

•	availability and amount of reimbursement from government payors, managed care plans and other third party payors;

•	adverse publicity about the product or favorable publicity about competitive products; and

•	potential product liability claims.

The potential market opportunities for our product candidate are difficult to estimate precisely. Our estimates of the potential market opportunities are predicated on many assumptions, including industry knowledge and publications, third party research reports and other surveys. While we believe that our internal assumptions are reasonable, these assumptions involve the exercise of significant judgment on the part of our management, are inherently uncertain and the reasonableness of these assumptions has not been assessed by an independent source. If any of the assumptions proves to be inaccurate, the actual markets for our product candidate could be smaller than our estimates of the potential market opportunities.

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Even if we obtain regulatory approvals for INKmune and/or INB03, those approvals and ongoing regulation of our products may limit how we manufacture and market our products, which could prevent us from realizing the full benefit of our efforts.

If we obtain regulatory approvals, INKmune and/or INB03 therapy, and the manufacturing facilities used for its production will be subject to continual review, including periodic inspections, by the FDA and other United States and foreign regulatory authorities. In addition, regulatory authorities may impose significant restrictions on the indicated uses or marketing of INKmune or other products that we may develop. These and other factors may significantly restrict our ability to successfully commercialize INKmune.

We and many of our vendors and suppliers will be required to comply with current Good Manufacturing Practices, or GMP, which include requirements relating to quality control and quality assurance as well as to the corresponding maintenance of records and documentation. Furthermore, any manufacturing facilities will need to be approved by regulatory agencies before these facilities can be used to manufacture INKmune, and they will also be subject to additional regulatory inspections. Any material changes we may make to our manufacturing process may require approval by the FDA and state or foreign regulatory authorities. Failure to comply with FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, partial or total suspension of production or withdrawal of a product from the market.

We must also report adverse events that occur when our products are used. The discovery of previously unknown problems with INKMune, INB03 or manufacturing facilities used to manufacture INKmune or INB03 may result in restrictions or sanctions on our products or manufacturing facilities, including withdrawal of our products from the market. Regulatory agencies may also require us to reformulate our products, conduct additional clinical trials, make changes in the labeling of our product or obtain re-approvals. This may cause our reputation in the market place to suffer or subject us to lawsuits, including class action suits.

If our product candidate receives marketing approval and we, or others, later discover that the drug is less effective than previously believed or causes undesirable side effects that were not previously identified, our ability to market the drug could be compromised.

Clinical trials of our product candidate will be conducted in carefully defined subsets of patients who have agreed to enter into clinical trials. Consequently, it is possible that our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If, following approval of our product candidate, we, or others, discover that the drug is less effective than previously believed or causes undesirable side effects that were not previously identified, any of the following adverse events could occur:

•	regulatory authorities may withdraw their approval of the drug or seize the drug;

•	we may be required to recall the drug or change the way the drug is administered;

•	additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the particular drug;

•	we may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	we may be required to create a Medication Guide outlining the risks of the previously unidentified side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients;

•	the drug may become less competitive; and

•	our reputation may suffer.

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Any of these events could have a material and adverse effect on our operations and business.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, qualification testing, post-approval clinical data, labeling and promotional activities for such product, will be subject to continual and additional requirements of the FDA and other regulatory authorities.

These requirements include submissions of safety and other post-marketing information, reports, registration and listing requirements, good manufacturing practices, or GMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, and recordkeeping. Even if marketing approval of our product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. The FDA closely regulates the post-approval marketing and promotion of pharmaceutical products to ensure such products are marketed only for the approved indications and in accordance with the provisions of the approved labeling.

In addition, later discovery of previously unknown problems with our products, manufacturing processes, or failure to comply with regulatory requirements, may lead to various adverse results, including:

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing clinical trials;

•	requirements to institute a risk evaluation mitigation strategy, or REMS, to monitor safety of the product post-approval;

•	warning letters issued by the FDA or other regulatory authorities;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products, fines, restitution or disgorgement of profits or revenue;

•	suspension, revocation or withdrawal of marketing approvals;

•	refusal to permit the import or export of our products; and

•	injunctions or the imposition of civil or criminal penalties.

We currently have no marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to generate product revenue.

We currently have no sales, marketing or distribution capabilities and have no experience as a company in marketing products. If we develop internal sales, marketing and distribution organization, this would require significant capital expenditures, management resources and time, and we would have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

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If we are unable or decide not to establish internal sales, marketing and distribution capabilities, we expect to pursue collaborative arrangements regarding the sales, marketing and distribution of our products. However, we may not be able to establish or maintain such collaborative arrangements, or if we are able to do so, their sales forces may not be successful in marketing our products. Any revenue we receive would depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the sales, marketing and distribution efforts of such third parties and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We also face competition in our search for third parties to assist us with the sales, marketing and distribution efforts of our product candidates. There can be no assurance that we will be able to develop internal sales, marketing distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States or overseas.

We face substantial competition from other pharmaceutical and biotechnology companies and our operating results may suffer if we fail to compete effectively.

The development and commercialization of new drug products is highly competitive. We expect that we will face significant competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to INKmune and any other of our product candidates that we may seek to develop or commercialize in the future. Specifically, due to the large unmet medical need, global demographics and relatively attractive reimbursement dynamics, the oncology market is fiercely competitive and there are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of product candidates for the treatment of cancer. Our competitors may succeed in developing, acquiring or licensing technologies and drug products that are more effective, have fewer or more tolerable side effects or are less costly than any product candidates that we are currently developing or that we may develop, which could render our product candidates obsolete and noncompetitive.

We rely on key personnel and, if we are unable to retain or motivate key personnel or hire qualified personnel, we may not be able to grow effectively.

We are dependent on certain members of our management, the loss of services of one or more of whom could materially adversely affect us. In particular, our success depends to a significant extent upon the continued services of Dr. Raymond J. Tesi, our President and CEO. Dr. Tesi has overseen INmune Bio since inception and provides leadership for our growth and operations strategy as well as being an inventor of our patents. Loss of the services of Dr. Tesi would have a material adverse effect on our growth, revenues, and prospective business. We are also highly dependent on the other principal members of our management and scientific team. We are not aware of any present intention of any of our key personnel to leave our company or to retire. However, we have no employment agreement with our President or other executives. The loss of any of our key personnel, or the inability to attract and retain qualified personnel, may significantly delay or prevent the achievement of our research, development or business objectives and could materially adversely affect our business, financial condition and results of operations.

Our ability to manage growth effectively will require us to continue to implement and improve our management systems and to recruit and train new employees. There can be no assurance that we will be able to successfully attract and retain skilled and experienced personnel.

Product liability lawsuits against us could divert our resources, cause us to incur substantial liabilities and limit commercialization of any products that we may develop.

We face an inherent risk of product liability claims as a result of the clinical testing of our product candidate despite obtaining appropriate informed consents from our clinical trial participants. We will face an even greater risk if we commercially sell any product that we may develop. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidate. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our product candidate or products that we may develop;

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•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend resulting litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	reduced resources of our management to pursue our business strategy; and

•	the inability to commercialize any products that we may develop.

Although we plan to maintain general liability insurance, this insurance may not fully cover potential liabilities that we may incur. The cost of any product liability litigation or other proceeding, even if resolved in our favor, could be substantial. In addition, insurance coverage is becoming increasingly expensive. If we are unable to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of our product candidate, which could adversely affect our business, financial condition, results of operations and prospects.

We will need to grow the size and capabilities of our organization, and we may experience difficulties in managing this growth.

To execute our business plan, we will need to rapidly add other management, accounting, regulatory, manufacturing and scientific staff. We currently have only 2 full time employees consisting of our executive officers and retain the services of additional personnel on an independent contractor basis. We will need to attract, retain and motivate a significant number of new additional managerial, operational, sales, marketing, financial, and other personnel, as well as highly skilled scientific and medical personnel, and to expand our capabilities to successfully pursue our research, development, manufacturing and commercialization efforts and secure collaborations to market and distribute our products. This growth may strain our existing managerial, operational, financial and other resources. We also intend to add personnel in our research and development and manufacturing departments as we expand our clinical trial and research capabilities. Any inability to attract and retain qualified employees to enable our planned growth and establish additional capabilities or our failure to manage our growth effectively could delay or curtail our product development and commercialization efforts and harm our business.

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If we or any of our third party manufacturers do not maintain high standards of manufacturing, our ability to develop and commercialize our product candidate could be delayed or curtailed.

We and any third parties that we may use in the future to manufacture our products must continuously adhere to cGMP regulations rigorously enforced by the FDA through its facilities inspection program. If our facilities or the facilities of third parties who produce our products do not pass a pre-approval inspection, the FDA will not grant market approval for INKmune. In complying with cGMP, we and any third-party manufacturers will need to expend significant time, money and effort in production, record-keeping and quality control to assure that each component of INKmune meets applicable specifications and other requirements. We or any of these third-party manufacturers may also be subject to comparable or more stringent regulations of foreign regulatory authorities. If we or any of our third-party manufacturers fail to comply with these requirements, we may be subject to regulatory action, which could delay or curtail our ability to develop, obtain regulatory approval of, and commercialize INKmune. If our component part manufacturers and suppliers fail to provide components of sufficient quality, and that meet our required specifications, our clinical trials or commercialization of INKmune could be delayed or halted, and we could face product liability claims.

If we or our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by us and any third-party manufacturers. We and such manufacturers will be subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although we will seek to ensure that our procedures for using, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

We plan to rely on third parties to conduct clinical trials for our product candidate. Any failure by a third party to meet its obligations with respect to the clinical development of our product candidate may delay or impair our ability to obtain regulatory approval for our product candidate.

We plan to rely on academic institutions and private oncology centers to conduct and sponsor clinical trials relating to INKmune. Our reliance on third parties to conduct clinical trials could, depending on the actions of such third parties, jeopardize the validity of the clinical data generated and adversely affect our ability to obtain marketing approval from the FDA or other applicable regulatory authorities.

Such clinical trial arrangements will provide us with information rights with respect to the clinical data, including access to and the ability to use and reference the data, including for our own regulatory filings, resulting from the clinical trials. If investigators or institutions breach their obligations with respect to the clinical trials of our product candidate, or if the data proves to be inadequate, then our ability to design and conduct any future clinical trials may be adversely affected.

Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will design our clinical trials and will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as good clinical practices, or GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties that we do not control will not relieve us of these responsibilities and requirements. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

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Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidate and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidate.

We also expect to rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidate or commercialization of our products, producing additional losses and depriving us of potential product revenue.

Recent legislative and regulatory activity may exert downward pressure on potential pricing and reimbursement for our products, if approved, that could materially affect our opportunity to commercialize such products.

The United States and several other jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell any of our products profitably, if approved. Among policy-makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

•	the demand for any of our products, if approved;

•	our ability to set a price that we believe is fair for any of our products, if approved;

•	our ability to generate revenues and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

In March 2010, the Affordable Care Act, or the ACA, became law in the United States (see “Business — Government Regulation”). The goal of ACA is to reduce the cost of healthcare, broaden access to health insurance, constrain healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the health industry, impose additional health policy reforms, and substantially change the way healthcare is financed by both governmental and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, ACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of any of our products, if they are approved.

We cannot predict what healthcare reform initiatives may be adopted in the future. Further federal, state and foreign legislative and regulatory developments are likely, and we expect ongoing initiatives to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

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Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly on obtaining and enforcing patents. Obtaining and enforcing patents in the pharmaceutical industry involves both technological and legal complexity, and therefore, is costly, time-consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Further, recent U.S. Supreme Court rulings have either narrowed the scope of patent protection available in certain circumstances or weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained.

In September 2011, the Leahy-Smith America Invents Act, or the American Invents Act, or AIA, was signed into law. The AIA includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The USPTO is currently developing regulations and procedures to govern administration of the AIA, and many of the substantive changes to patent law associated with the AIA. It is not clear what other, if any, impact the AIA will have on the operation of our business. Moreover, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent application, which could have a material adverse effect on our business and financial condition.

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Furthermore, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to either (1) file any patent application related to our product candidates or (2) invent any of the inventions claimed in our patents or patent applications.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

Risks Related to our Common Stock and this Offering

There is no public market for securities and you may have to hold your shares of our common stock for an indefinite period of time.

There is currently no established public trading market for our securities and an active trading market in our securities may not develop or, if developed, may not be sustained. We intend to submit an application with a national market for listing of our Common Stock after the registration statement relating to this prospectus is declared effective by the SEC. If for any reason our Common Stock is not listed on a national market or a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their Common Stock should they desire to do so. No market makers have committed to becoming market makers for our Common Stock and none may do so. There is no assurance that if we file an application with a nation al market for quotation of our stock our application will be approved. Even if our application is approved, a market for our Common Stock may not develop or be sustained. If an active market for our securities does not develop, it may be difficult for you to sell shares of our common stock without depressing the market price for the shares or at all. As a result of these and other factors, you may not be able to sell your shares of our common stock above the price you paid for such shares or at all. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies by using our shares of common stock as consideration.

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The Company’s common stock is controlled by insiders.

The Company’s officers and directors will beneficially own approximately 71.1% of our outstanding common stock. Accordingly, shareholders may have no effective voice in the management of the Company.

We do not intend to pay dividends for the foreseeable future.

We have paid no dividends on our common stock to date and we do not anticipate paying any dividends to holders of our common stock in the foreseeable future. While our future dividend policy will be based on the operating results and capital needs of the business, we anticipate that we will retain any earnings to finance our future expansion and for the implementation of our business plan. As an investor, you should take note of the fact that a lack of a dividend can further affect the market value of our common stock, and could significantly affect the value of any investment in our Company.

Our articles of incorporation allow for our board to create new series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock.

Our Board of Directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our Board of Directors will have the authority to issue up to 10,000,000 shares of our preferred stock without further stockholder approval. As a result, our Board of Directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock. In addition, our Board of Directors could authorize the issuance of a series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing stockholders.

If our shares are quoted on an exchange, we will be required to remain current in our filings with the SEC and our securities will not be eligible for quotation if we are not current in our filings with the SEC.

In the event that our shares are quoted an exchange, we will be required to remain current in our filings with the SEC in order for shares of our Common Stock to continue to be eligible for such quotation. If our shares are not eligible for quotation on the OTCQB or an exchange, investors in our Common Stock may find it difficult to sell their shares.

If we take advantage of specified reduced disclosure requirements applicable to an “emerging growth company” under the JOBS Act, the information that we provide to stockholders may be different than they might receive from other public companies.

As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” under the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure about our executive compensation arrangements;

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•	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenues, we have more than $700 million in market value of our stock held by non-affiliates, or we issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have not taken advantage of any of these reduced reporting burdens in this prospectus, although we may choose to do so in future filings. If we do, the information that we provide stockholders may be different than you might get from other public companies in which you hold stock.

Our management will have broad discretion over the use of the net proceeds from this offering and we may use the net proceeds in ways with which you disagree.

We currently intend to use the net proceeds from this offering to for our clinical trials of INKmune and INB03. We have not allocated specific amounts of the net proceeds from this offering for any of the foregoing purposes. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us or our stockholders. The failure of our management to use such funds effectively could have a material adverse effect on our business, prospects, financial condition, and results of operation.

If the Company only raises the Minimum Offering Amount, we may not have sufficient capital to execute our business strategy.

If we close on the Minimum Offering Amount, we may not have sufficient capital to execute on our business strategy the way have intended. Our ability to obtain additional financing thereafter may have a materially adverse effect on our ability to execute its overall plan and your investment may be lost.

Investor funds will not accrue interest while in escrow prior to closing.

All funds delivered in connection with subscriptions for the common stock will be held in a non-interest bearing escrow account with the Escrow Agent until the closing of the offering, if any. If we are unable to sell and receive payments for the Minimum Offering Amount prior to         investor subscriptions will be returned without interest or deduction. Investors in the common stock offered hereby may not have the use of such funds or receive interest thereon pending the completion of the offering.

Additional stock offerings in the future may dilute your percentage ownership of our company.

Given our plans and expectations that we may need additional capital and personnel, we may need to issue additional shares of common stock or securities convertible or exercisable for shares of common stock, including convertible preferred stock, convertible notes, stock options or warrants. The issuance of additional securities in the future will dilute the percentage ownership of then current stockholders.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of           , shares at an assumed public offering price of $         per share and after deducting the Placement Agent’s commission and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $         per share in the case of the Minimum Shares Offering and after giving effect to the sale by us of       shares offered in this offering at an assumed public offering price of $         per share and after deducting the Placement Agents’ commission and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $         per share in the case of the Maximum Shares Offering. In addition, in the past, we issued options and warrants to acquire shares of common stock. To the extent these options or warrants are ultimately exercised, you will sustain future dilution.

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USE OF PROCEEDS

After deducting the commissions payable to the Placement Agent and sub-agent the estimated offering expenses that are payable by us, we estimate that the net proceeds from the sale of the common stock offered pursuant to this prospectus will be approximately $4,600,000 million if only the Minimum Offering Amount is sold and $13,800,000 million if the Maximum Offering Amount is sold.

We currently intend to use the net proceeds from this offering to fund our research and drug development activities, including the following:

•	our Phase I/II clinical trial for our INKmune product candidate for Ovarian Cancer;

•	our planned Phase I/II clinical trial for INKmune in high-risk MDS;

•	our planned Phase Iclinical trial with INB03 in patients with advanced cancer and elevated MDSC in their blood;

•	our Phase II clinical trials for INB03 combined with an approved checkpoint inhibitor for treatment fo patients with cancer who have failed first line therapy and have increased MDSC in their blood; and

•	the remaining amounts for manufacturing, research and development activities, working capital and general corporate purposes.

We may also use a portion of the net proceeds from this offering and our existing cash to in-license, acquire or invest in complementary business, technologies, products or assets. However, we have no current plans, commitments or obligations to do so. We have acquired high quality MSC cells secondary to our relationship with the Anthony Nolan Cord Blood Bank. We plan to sell these cells for research and clinical uses to third parties. We expect this business to be self-funding for the fore-seeable future. We may decide to develop an MSC related product if the opportunity fits the focus of our company. If we enter in to a development program with MSC, we cannot predict if it will be self-funding or require other support from the company.

We have not yet determined the amount of net proceeds to be used specifically for any of the foregoing purposes. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from this offering. Pending any use as described above, we intend to invest the net proceeds in high-quality, short-term, interest-bearing securities.

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We believe that the net proceeds from this offering and our existing cash will be sufficient to fund our operations through at least the next 12 months. This expected use of the net proceeds from the offering represents our intentions based upon our current plans and business conditions. We cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures will depend on numerous factors, including the ongoing status of and results from clinical trials and other studies, the product approval process with the FDA, and the scope of our commercialization efforts, as well as any strategic collaborations that we may enter into with third parties for our product candidates, any unforeseen cash needs, and our investments and acquisitions. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in using these proceeds. Investors will be relying on our judgment regarding the use of the net proceeds from this offering. Pending the use of proceeds as described above, we plan to invest the net proceeds that we receive in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. We cannot predict whether the invested proceeds will yield a favorable return.

Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no market for our Common Stock. We intend to list our common stock on a national stock market however, there no assurance that our application will be approved.

As of October 30, 2017, there were 8,363,345 shares of Common Stock issued and outstanding. As of October 30, 2017 there were approximately 45 holders of record of our Common Stock.

DIVIDEND POLICY

We have not declared any cash dividends on our common stock since inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business operations. Any decisions as to future payment of cash dividends will depend on our earnings and financial position and such other factors as the Board of Directors deems relevant.

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CAPITALIZATION

The following table sets forth or capitalization, as of September 30, 2017:

•	on an actual basis; and

•	On a pro forma basis to give effect to the sale of the shares in this offering at the assumed public of , after deducting commissions payable to the Placement Agent and other estimated offering expenses payable to us.

		September 30, 2017
		(Pro forma)
	(Actual)	Maximum	Minimum

Preferred Stock, $.001 par value, 10,000,000 shares authorized none outstanding;	$0	0

Common stock; $0.001 par value; 200,000,000 shares authorized, 8,363,345 shares issued and outstanding actual, maximum, and minimum shares issued and outstanding pro forma

Additional paid-in capital

Retained Earnings
Other comprehensive income
Total stockholder’s equity	$

DILUTION

If you invest in our securities, your interest will be immediately and substantially diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after giving effect to this offering.

Our net tangible book value as of September 30, 2017 was $1,328,080 or approximately $0.20 per share of common stock, based upon 6,693,333 shares outstanding as of September 30, 2017 (and on an-exchanged basis with respect to Exchangeable Shares).

If the minimum amount is raised, after giving effect to the sale of the shares and warrants in this offering at the assumed public offering price of $1.50 per share and after deducting commissions paid to the Placement Agents and other estimated offering expenses payable by us, our pro forma net tangible book value at September 30, 2017 would have been approximately $XX or $XX per share. This represents an immediate increase in pro forma net tangible book value of approximately $       per share to our existing stockholders, and an immediate dilution of $XX per share to investors purchasing securities in this offering.

If the maximum amount is raised, after giving effect to the sale of the shares and warrants in this offering at the assumed public offering price of $XX per share and after deducting commissions paid to the Placement Agent and other estimated offering expenses payable by us, our pro forma net tangible book value at September 30, 2017 would have been approximately $XX or $XX per share. This represents an immediate increase in pro forma net tangible book value of approximately $XX per share to our existing stockholders, and an immediate dilution of $XX per share to investors purchasing securities in this offering.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

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The following table illustrates the per share dilution to investors purchasing shares in the offering if the minimum number of shares are sold:

Assumed public offering price per share
Net tangible book value per share as of September 30, 2017		$0.20
Increase in net tangible book value per share attributable to this offering	$
Pro forma net tangible book value per share after this offering			$
Amount of dilution in net tangible book value per share to new investors in this offering			$

The following table illustrates the per share dilution to investors purchasing shares in the offering if the maximum number of shares are sold:

Assumed public offering price per share			$
Net tangible book value per share as of September 30, 2017		$0.20
Increase in net tangible book value per share attributable to this offering	$
Pro forma net tangible book value per share after this offering			$
Amount of dilution in net tangible book value per share to new investors in this offering			$

If any shares are issued upon exercise of outstanding options or warrants, new investors will experience further dilution.

BUSINESS

Our Strategy

Our objective is to develop and commercialize our product candidates to treat diseases where the innate immune system is not functioning normally and contributing to the patient’s disease. This can be in cancer where NK cells are inactive and contribute to a tumor’s evasion of the immune system and/or disease progression while MDSC proliferate to protect the tumor from attack by the patient’s immune system or this can be in chronic infection where similar dysfunction exists or other neurologic and metabolic diseases where chronic inflammation results in innate immune system dysfunction and disease progression. Our initial focus will be the treatment of cancer – both hematologic malignancies and solid tumors. We plan to pursue two parallel development programs. With INKmune, we will initially focus on treating women with relapse refractory ovarian carcinoma. With INB03, we will treat patient with advanced cancers with elevated levels of MDSC in their blood. Once resources are available, we will expand our development programs with INKmune and INB03 into high risk MDS and a combination trial with approved checkpoint inhibitors in patients with melanoma respectively. Both programs will expand into the study and treatment of other cancers based on pre-clinical data and resource availability. The principal components of our strategy to achieve this objective are to:

•	pursue development strategies and regulatory approval pathways that allow the treatment of oncology patients with our lead product candidates, INKmune and INB03;

•	adopt a product development strategy that solidifies our existing IP to prevent competition and expand our IP suite into related immunotherapeutic areas;

•	provide clear value propositions to third-party payers, such as managed care companies or government programs like Medicare, to merit reimbursement for our product candidates; and

•

enter into collaborations with other pharmaceutical companies with respect to, among other things, our INKmune and INB03 product candidates and other products that will benefit from development or marketing resources beyond those in our Company.

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Pursue development and regulatory approval pathways. We believe INKmune and INB03 may be approvable under pathways that are potentially shorter than those typically available for drug products based on novel active ingredients, including as an orphan drug under the Orphan Drug Act and approval under the FDA Accelerated Approval Program (see “Government Regulation”). The Company has not yet had a discussion with the Medicines and Healthcare Products Regulatory Agency (MHRA) and/or FDA regarding such designations, but plans to do so in 2019. We believe both our high risk MDS and ovarian carcinoma treatment programs fit the criteria used by the FDA to grant these regulatory designations.

Adopt a two-pronged patent strategy. We are pursuing a two-pronged product development strategy that will seek to solidify our existing IP to prevent competition and expand our IP suite into related immunotherapeutic areas. We are confident that our core in-licensed IP (see “Intellectual Property”) will allow us both freedom-to-operate and provide robust protection from outside competition. The Company will continue to invest in expanding the patent suite. The Company will also seek to further to strengthen its IP position by looking to in-license IP related to immunotherapeutic strategies focused on the innate immune system.

Provide clear value propositions to third-party payors to merit reimbursement for our product candidates. We are designing our clinical development programs to demonstrate compelling competitive advantages to patients and prescribers and also to demonstrate value propositions to third-party payors. We believe the use of INKmune and or INB03 in patients with a high risk of tumor progression and death from tumor will both prolong survival, improve the patent’s quality of life and decrease the total cost of care for patients with these lethal malignancies. For example, ovarian cancer patients relapse frequently. Each relapse requires an expensive, hospital-based treatment regimen that has decreasing benefits. Treatment with INKmune as an out-patient may provide a more durable remission and limit the need for treatment-associated hospitalizations. At the patient level, we believe INKmune and INB03 therapy, once approved, should improve survival and quality of life. At the payer level, we believe INKmune, once approved, should provide more predictable costs and outcomes.

Enter into collaborations to maximize the value of our technology. We believe there are two reasons for us to enter into collaborations with other companies. The first is the further development of INKmune and INB03 by either providing additional innovations to the product, including combination therapy strategies, and/or providing resources to improve the speed and breadth of the development process. The second is to optimize the commercialization of our products either globally or regionally. The ideal partner will benefit us in both ways.

We are also developing a service business based on our unique capabilities to manufacture cell therapies. We have developed a way to provide large quantities of high quality human mesenchymal stem cells to the medical research and biotech community. We plan to act as a contract manufacturer of research grade and clinical grade (cGMP) MSC for third parties that need MSC for their research and clinical development.

Overview of Immunotherapy

The immune system has two parts, innate and adaptive. The innate immune system is the body’s first line of defense against an infection, providing immediate, non-specific responses to eliminate harmful cells in the body. Components of the innate immune system include cytokines, chemokines, macrophages, neutrophils and NK cells, among others.

The adaptive immune system is often initially triggered by the innate immune system, mounts a delayed response against diseased cells and plays a role protecting against re-infection. An adaptive immune response is highly specific to a particular pathogen or antigen and is developed or learned from prior exposure. Key components of the adaptive immune system include antibodies which bind to antigens and mark them for destruction by other immune cells, B-cells which produce these antibodies upon exposure to antigens, and T-cells which attack and eliminate the diseased cells.

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The biopharmaceutical industry has made significant advances in harnessing specific components of innate and adaptive immune systems for therapeutic use. Some of these approaches are summarized below.

Cytokines. One of the early applications of immunotherapy is the use of cytokines, including interferons and IL-2. Interferons are molecules that inhibit the growth and replication of diseased cells and stimulate innate immune cells to attack them. They have been used as standard of care for hepatitis B and C and multiple sclerosis, and to a lesser extent, as treatment for certain cancers, including chronic myeloid leukemia, cutaneous T-cell lymphoma, myeloma and non-Hodgkin’s lymphoma. However, the use of interferons has generally decreased over the years due to serious adverse events (e.g., flu-like symptoms and dramatic weight loss) and introduction of new therapies with higher efficacy, better safety profiles and more convenient administration. IL-2 activates T-cells and NK cells to attack diseased cells. IL-2 is used to treat select cancers, but due to its relatively poor safety profile, physicians often only resort to this therapy for the most advanced settings.

Antibody therapy. Antibodies exist in three formats; monoclonal, polyspecific and antibody0drug conjugates. mAbs represent an effective therapeutic modality and are important to the treatment paradigm of various diseases. Recent insights into the detailed mechanism of mAbs link their strong disease fighting potential to the immune system. Drug manufacturers have leveraged mAbs’ ability to induce an antibody-dependent cell-mediated cytotoxicity, or ADCC effect to develop better treatments that prolong survival and quality of life of patients. In addition, mAbs designed to inhibit specific checkpoints in the immune system have demonstrated strong immune responses and therapeutic benefit in patients. However, the degree of efficacy of these therapies is heavily reliant on the immune system of patients, many of whom are severely immuno-compromised. For example, despite over $1.0 billion of sales generated by recently launched PD-1 and PDL1 checkpoint inhibitors, they are reported to be generally only effective in approximately 10% to 25% of the addressable patient population. In addition, mAbs are manufactured through a complex process that requires purification of cell products created from a cell line. Polyspecfic antibodies, for example bi-specific antibodies, are able to target more than one antigen. These are often used to bring and effector T cell in contact with a target cell. Antibody drug conjugates are mAbs attached to a toxin, chemotherapy or radio therapy that delivers the cancer killing payload directly to the cancer.

Dendritic Cell Therapies. This approach is designed to indirectly stimulate a patient’s T-cells by leveraging the role of dendritic cells in presenting antigens to T-cells. Cancer vaccines are the most common application of dendritic cells. The only FDA-approved dendritic cell therapy is PROVENGE, which entails collecting monocytes from the patient, maturing them into dendritic cells, “loading” ex vivo with the patient’s cancer antigens, and then re-infusing in the patient. Currently, this process is cumbersome and expensive, and again, relies on an intact and effective immune system of the patient. There are additional ongoing preclinical studies and clinical trials being conducted by our competitors aimed at addressing certain of the limitations associated with this approach. To date, current clinical results of dendritic cell therapies have been mixed.

CAR-T and TCR Therapies. T-cells recognize diseased cells by receptors engaging with antigens that are present on or inside the diseased cells. CAR-T therapy entails genetically engineering T-cells to express synthetic CARs that direct T-cells to antigens on the surface of cancer cells. TCR therapy modifies T-cells to express high-affinity tumor specific TCRs that recognize intra-cellular antigens that must be presented on the surface of target cells. In early clinical trials, CAR-T and TCR therapies have demonstrated impressive anti-tumor activity in a narrow spectrum of hematologic cancers and garnered significant attention by research institutions and biopharmaceutical companies. We believe a key limitation of adaptive autologous immunotherapy is the need to retrieve non-compromised immune cells from a cancer patient and require a complex and costly manufacturing process to develop the therapy. As a consequence of this need to harvest active T-cells, current Phase I clinical trials for autologous CAR-T cell therapy in large part enroll patients from highly selected, often relatively early-stage disease in a narrow spectrum of cancers, including bulky hematological cancers. In addition, Phase I clinical trials of CAR-T cell immunotherapy have reported severe adverse toxicities of cytokine release syndrome and neurotoxicity, requiring hospitalization, pre-conditioning and, in some instances, intensive care unit admission following side effects associated with cytokine release syndrome. As a result, though our competitors continue to develop their CAR-T and TCR product candidates with the goal of addressing certain of the limitations associated with these approaches, we believe these serious challenges may limit their potential and use in a variety of indications, including solid tumors.

NK Cells. NK cells typically represent approximately 2% to 13% of circulating lymphocytes and are a critical component of the immune system responsible for innate immunity. Unlike adaptive immune cells, they are ever present and ready to attack, having the inherent ability to detect and eliminate diseased cells without the need for co-stimulation, which is why they are called “natural killers.”

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NK cells bind to stress ligands expressed by the diseased cells and directly eliminate them. This binding induces NK cells to release cytokines, including IL-12, IL-15, IL-18, interferons and GM-CSF, which are integral in recruiting additional innate and adaptive immune responses by the host. NK cells also represent a critical effector cell for ADCC, whereby target cells bound with human antibodies, whether made by the patient’s body or administered, are selectively destroyed by the NK cells.

MDSC Cells: MDSC are present in low quantities in healthy patients. MDSC develop and proliferate in patients with chronic infection and with cancer. In cancer, MDSC are a unique and well defined cell population that home to the cancer and secrete immunosuppressive cytokines that provide a protective, immunosuppressive shield to the tumor. This protective immunosuppressive shield prevents the patient’s immune system from attacking the tumor. The presence of MDSC in the tumor microenvironment and/or circulating in the patient’s blood predict for more advanced disease, resistance to immunotherapy and a worse patient survival.

INKmune: Our NK cell Directed Product Candidate

INKmune is our lead product candidate that converts resting NK cells into primed NK cells, an essential step in them becoming activated cancer-killing NK cells.

•	Cancers grow and relapse because they evade the immune system. NK cells are the most important cell elimination of residual disease that causes cancer relapse. NK cells target cells based on a series of complex antigens on the cancer cell surface that signal the NK cells to see and kill the cancer cell. We call these cancer antigens Signal 1 (S1) and Signal 2 (S2) or priming and triggering signals respectively. An NK cell must see both S1 and S2 on the cancer cell surface to kill the cancer cell. If either signal is missing, the NK cell ignores the cancer cell so the cancer cell survives and grows.

•	The main “job” of a cancer cell is to survive. The first priority for survival is to evade NK cell killing. The vast majority, >98%, of cancer cells do this by downregulating Signal 1- the priming signal. When an NK cell interrogates a cancer cell expressing only Signal 2 that has no Signal 1, it ignores it. This allows the cancer to evade NK cell killing to grow, and is one of the causes of cancer relapse.

•	We have described the functional biology underlying Signal 1 and Signal 2 interaction of NK cells and cancer cells. We have learned counteract the loss of the priming signal by artificially providing Signal 1 to the resting NK cell. We call this product INKmune. When we deliver INKmune to a resting NK cell, it provides Signal 1 to convert the resting NK cell in to a tumor primed NK cell (TpNK). TpNK are poised to kill any cancer cell that expresses Signal 2. Since most cancer cells still express Signal 2, The TpNK binds to the cancer cell, becomes an activated NK cell that will kill the cancer cell that was previously untargeted by the NK cell.

•	There are two advantages of TpNK compared to cytokine primed NK cells (LAK) or monocloncal antibody primed NK cells (MabNK). Both LAK and MabNK require the priming agent to be present at all times for the NK cell to be a cancer killing cell. As soon as the cytokine or Mab are removed, the NK cell becomes a resting NK cell that cannot kill the cancer cell. INKmune provides a permanent “on” switch. Once INKmne cause the resting NK cell to become a TpNK, the NK cell remains primed and ready to kill even if INKmune is removed. The second advantage is that TpNK do not require a specific target compared to MabNK. Herceptin, a Mab targeting HER2 on breast cancer is an illustrative example. The women with HER2 positive breast cancer, 20% of all women with breast cancer, can be treated with and benefit from Herceptin immunotherapy. Unfortunately, the other 80% who are HER2 negative, have a worse survival because they can not avail themselves to immunotherapy. INKmune may benefit the women with HER2 negative breast cancer.

•	Because INKmune primes NK cells to target naturally occurring antigens, INKmune can be used in to treat a wide variety of cancers including hematologic malignancy (AML, MM, CML, high risk MDS) and solid tumors (renal, prostate, breast, ovarian, pancreas and lung). We expect the list of INKmune sensitive tumors to continue to expand.

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•	The primary role for INKmune will be an immunotherapy targeting residual disease in patients after debulking cancer therapies such as cytotoxic chemotherapy and surgery. We do not expect to need to modify INKmune to treat these additional types of cancer, because it is a universal cancer therapy where “one size fits all”. We believe for INKmune to receive regulatory approval for each cancer indication, clinical trials will be need to be performed which demonstrate its safety and effectiveness as a treatment for each such cancer. We believe the difficulty and cost of achieving these labels extensions will decline, with each successive approval, if and when achieved. That is, even though INKmune may be effective therapy in patients with breast or lung cancer. We will need to do separate pivotal trials for approval in each indication.

Three step process to preparation for INKmune human clinical trials:

INKmune GMP scale-up for Phase I/II clinical material

Once the dose and delivery of INKmune has been determined, we anticipate that good manufacturing practice, or GMP clinical material will be produced by a contract manufacturing organization. We anticipate completing production of INKmune for the clinical trials in 1H18.

INKmune Biomarker Development Program

The Company has discovered two biomarker strategies that can be used to demonstrate: i) who should receive INKmune therapy; ii) if the INKmune therapy is working; and iii) when INKmune therapy should be repeated. For the initial Phase I/II trials in patients ovarian cancer or high risk MDS, we expect the biomarker testing will be performed in a single laboratory under the direction of the company. In the near future, we will develop assay systems with standard operating procedures to ensure uniform testing of the biomarker across clinical sites. This will facilitate expansion of the clinical programs to multiple sites. We anticipate that, in the future, the biomarker program will be a surrogate marker for both clinical effectiveness and marketing purposes.

Interaction with Regulatory Authorities Regarding INKmune Development

We met with the MHRA as part of a Scientific Advice Meeting in September 2017. The purpose of the meeting was to explain to the MHRA our manufacturing process and clinical plan for the development of INKmune in a Phase I/II trial in relapse/refractory ovarian cancer. The MHRA provided positive feedback on our manufacturing and clinical plans. We will be submitting a CTA in 1Q18 to support the ovarina cancer Phase I/II trial in the UK. We expect to meet with the FDA in 2H18 in preparation for expanding the Phase II component of the clinical trial in to the US. We plan a similar two step regulatory process for the high risk MDS trial.

INKmune Product Development Path Proposed Phase I/II Study in patients with cancer

In the second half of 2018, we plan to perform an open label Phase I/II cancer study in patients with ovarian carcinoma. Patients will be enrolled who have a low burden of relapse refractory disease and have no evidence of NK cell tumor killing because their NK cells are resting NK cells (resting NK cells can be differentiated from activated NK cells using flow cytometry). The study design agreed upon after discussion with the MHRA on September 12, 2017 will be a two-step Phase I/II study. In the Phase I, patients will be treated with INKmune in a traditional open label study to demonstrate safety and determine the dose of INKmune to be carried into the larger Phase II portion of the study. Once safety and INKmune dose has been defined, a randomized study of women treated with INKmune will be compared to a group of control patients who receive only standard of care treatment with letrozole. We expect to treat 6 patients in the Phase I portion of the trial, but this number can increase by to as many as 18. The Phase II portion of the protocol will enroll 30 patients in a 2:1 randomization (20 active: 10 control). In both trials, in addition to immunologic monitoring of NK activation status and ability to kill tumors, CA125, a serologic biomarker of tumor burden will be used to determine the effect of INKmune therapy on the patient’s ovarian cancer. The Phase II proof-of-concept study should allow us to accurately design future studies for regulatory approval. The dose and frequency of intraperitoneal INKmune therapy will be finalized during the Phase I portion of the trial. We are planning 3 cycles of INKmune therapy IP. Each cycle involves three IP infusions of INKmune. Overall, patients will receive at least 9 doses of INKmune IP. If patients are responding, the attending physician may decide to extend the therapy beyond the 3 cycles of therapy. The company is prepared to support these patients with INKmune therapy as dictated by their response to therapy.

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If resources permit, the company plans to initiate a Phase I/II clinical trial treating patients with high-risk MDS with INKmune delivered intravenously. MDS is a disease of the elderly with few effective therapies. Patients with high risk MDS have measurable leukemic blasts (>5%) in their bone marrow and will most likely die of their disease due to progression to AML or bone marrow failure. Current therapies do not effectively treat a majority of these patients. The only known cure for patients with high risk MDS is allogenic bone marrow transplant, a therapy that is often contraindicated in older patients. INKmune may be an effective immunotherapy for this disease by priming the patient’s NK cells to eradicate the blasts in their marrow. We expect the Phase I/II trial will occur in the UK and US. Although we have not presented the trial design to the regulatory authorities, we expect the design of the trial will be similar to the ovarian cancer trial with the primary efficacy end-point tailored to the disease (a decrease in the number of leukemic blasts in the bone marrow).

INKmune Registration Studies and/or Partnering

After completion of proof-of-concept Phase II studies with INKmune, the Company will decide whether to continue to develop INKmune as a treatment for high risk MDS and ovarian carcinoma indication and/or expand into other tumor types. We expect to have biopharma partners participate in this decision. We may also seek to be acquired at this stage or partner INKmune. Although our development strategy is focused on North America and Europe, we believe INKmune will also be attractive for markets on the Pacific Rim, South Asia and South America, but will wait for partners to help with the development in those regions.

INKmune Regulatory Strategy

The Company’s regulatory strategy is very simple. INKmune is a new therapy for the treatment of cancer that will need to be proven safe and effective by well-designed clinical trials that show a meaningful clinical benefit to patients. We believe that registration trials will need to be designed as randomized trials in patients with cancer where one group of patients received INKmune and another receive best available care. We received advice from the MHRA ion September 12, 2017 on the design clinical trial for ovarian cancer. We will meet with the FDA once we have data from the Phase I trial. Because there are no therapies similar to INKmune approved in any market, we plan to take advantage of the regulatory opportunities afforded to therapies that treat small markets with a high unmet need. In the U.S., this includes Orphan Drug Designation and expedited programs for approval including Accelerated Approval, Breakthrough Therapy Designation, Fast Track Designation, and priority review (see “Government Regulation”). We cannot predict which of these programs we will benefit from without further discussions with the FDA. Similar programs exist in the EU with the EMA.

Emerging Market Opportunity

The cancer therapy market is very large, diverse and competitive. Although the concept of immunotherapy with monoclonal antibodies has been around for more than 20 years, the concept that patient derived immunosuppressive factors was a barrier to effective cancer treatment was recently recognized and had its first therapy approved just 4 years ago (Yervoy, BMS, March 2011). Since then, two additional “check point” inhibitors have been approved, but the market is in its infancy. Most of the focus on strategies for modulating tumor-based immunosuppression focus is on the adaptive immune system (“T-cells”). The role of, and the importance of manipulating the innate immune system has more recently become a target of therapeutic development. NK cells are part of the innate immune system and are critical in both tumor surveillance (prevention) and treatment (killing). Myeloid Derived Suppressor Cells (“MDSC”) are part of the innate immune system that only appear once the patient has chronic inflammation, a common occurrence in patients with cancer. The main role of the MDSC is to protect the tumor from attack by the patient’s immune system. Because T-cell focused strategies have do not have an effect on the innate immune system, patient’s receiving such treatments may fail to recruit half of the patient’s immune system, the innate immune system, to attack the patient’s cancer. Clinicians increasingly recognize that durable responses to cancer requires a coordinated attack by the patient’s adaptive and innate immune system. Normalizing the response of the innate immune system requires eliminating the dysregulated innate immune response that decreases the patient’s ability to see and attack the cancer as well as mechanisms the protect the cancer from immunologic attack (effector and protector function respectively). INKmune primes NK cells to enable them to attack the tumor. INB03, by decreasing the proliferation and function of MDSC, will lessen the immunosuppressive shield that protects the tumor from immunologic attack and, through NK/DC crosstalk, recruit the adaptive immune system to the fight. In summary, INmune Bio has two product platforms aimed at re-engineering the patients’ innate immune system’s response to their cancer. INKmune and INB03 target the different parts of the innate immune response. INKmune targets the effector function – promotes NK cell killing of cancer cells. INB03 targets the protector function – decreases the MDSC protecting the tumor from immune attack. These therapies supplement the immunotherapies focused on the adaptive immune response that are being developed by other companies. We expect the combination of immunotherapies that leverage both sides of the immune system, adaptive and innate, will improve the ability of the patient to fight their cancer.

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Challenges in the Market for Innate Immune System targeted immunotherapies

The market for new oncology therapies is busy, complicated and rapidly evolving. We will be competing with companies that are older, larger, better financed and have greater experience. There are two types of drug companies – development companies and commercial companies. Development companies take the risk of developing new products to proof-of-concept. Once proof-of-concept has been achieved, if the drug provides clinical benefit, the product is usually acquired by a commercial company, which completes the drug’s clinical development and markets the product. We are a development company which will seek to develop products such as INKmune from the bench to the bedside to demonstrate proof-of-concept. The goal for the Company is to successfully develop such products to the point where they are attractive targets for potential partners/acquirers.

The immunotherapy market is growing rapidly at an annual rate of over 20%. Recently, the market is biased towards T cell-based immunotherapies including bi-specific antibody therapies, checkpoint inhibitors and CAR-T cell-based therapies. The difference in the number of clinical trials that are focused on the adaptive immune system verses innate immune system for the treatment of cancer is great. Therefore, our challenge will be to educate partners on the value of NK cell-based therapeutic strategies. The need to educate people of the importance of INB03 is equally challenging. At the academic level, there is a recognition that therapies targeting MDSC are needed to improve the results of immunotherapies. Investors and potential partners are only learning about MDSC. We will be responsible for educating them on the importance of MDSC and why INB03 is may be an important addition the oncologist’s armamentarium. We believe educating investors and partners about new therapeutic opportunities is an easier task than trying to differentiate the Company from the many other cancer immunotherapy companies. We plan to use a combination of publication, presentation and investor relations to promote INKmune and INB03 and to educate the clinical, biopharma and investor community on the value of these novel therapeutic approaches.

INKmune Competition

Our industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. We believe that key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety, tolerability, reliability, price and reimbursement level. Many of our potential competitors, including many of the organizations named below, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than us in obtaining FDA approval for and achieving widespread market acceptance of their drugs. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render our product candidates obsolete or non-competitive before we can recover the expenses of developing and commercializing any of our product candidates. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Further, the development of new treatment methods for the conditions we are targeting could render our drugs non-competitive or obsolete.

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INKmune is an immunotherapy that harnesses the biology of NK cells for the treatment of cancer. There is a long list of immunotherapy strategies for the treatment of cancer and the immunotherapy for cancer market is growing rapidly. There are at least three ways to classify immunotherapy for cancer. The list below classifies immunotherapy strategies beginning with those that are most closely related to INKmune:

1.	Companies in the NK cell therapy business;

2.	Companies in the personalized immune-oncology business; and

3.	Companies in the precision immuno-oncology business.

We are not aware of any approved treatments that are classified as NK cell therapies. We are aware of three public companies in the NK cell therapy business: NantKwest, Fate Therapeutics and Fortress Biotech. These companies have products that involve replacing or supplementing NK cells of the patient for the treatment cancer. Their product requires extensive ex-vivo cell manipulations which, with respect to NantKwest and Fate Therapeutics, may include gene therapy. The next larger group of companies are in the personalized immuno-oncology business with products focused on T cell activation strategies. The most popular are the CAR-T cell therapies which are a patient specific ex-vivo gene therapy approach to a single disease (for example: pediatric ALL). CAR-T therapy has become wildly popular of late and includes many private companies, newer public companies such as Bluebird, Juno Therapeutics and Mustang Bio as well as established companies such as Novartis and Gilead. For many of the companies, CAR-T cell therapies is their only business. For the latter two, CAR-T cell therapies is a newly in-licensed programs with marketing authorization in the US. Finally, the precision immune-oncology category also includes companies with anti-cancer antibody products and the newer “check-point” inhibitors. Antibody therapies are all about “illuminating” the cancer to the innate immune system (NKcells). Monoclonal antibodies were the original immunotherapy that drove the growth of well-known biopharma companies including Genentech/Roche, Amgen, Merck and others. Each of these products is disease specific (ie: treat only HER2+ breast cancer). Modern therapeutic antibodies are much more complicated bi-specific and tri-specific antibodies that attempt to connect the cancer with activated T-cells of the adaptive immune system. Check-point inhibitors are currently the most rapidly expanding product category in immuno-oncology. These CTLA-4(ipilimumab) and PD-1 inhibitors (pembrolizumab and nivolumab) specifically block a mechanism that shields cancers from T-cell killing. The two companies in this business are Merck (pembrolizumab) and GSK (ipilimumab and nivolumab). There are many others trying to join this promising therapeutic area including large companies such as BMS and Roche.

There are a number of FDA approved drugs that improve the ability of the innate immune system (NK-cells) to treat cancer including mono-clonal antibody therapies (for example: Rituximab®; Avastin® and Herceptin® marketed by Roche/Genentech); and “check-point” inhibitors (Yervoy® and Opdiv®, BMS, Keytruda®, Merck ). There is a large amount of development activity in the immune checkpoint inhibitor field from both pharmaceutical giants including AstraZeneca, Merck & Co, Pfizer, Merck KGaA, Roche, GSK, Novartis and Amgen and many start-ups, small companies and university spin-offs which have emerged in the past two years. Examples (in alphabetical order) include Agenus, Alligator Bioscience, Ambrx, AnaptysBio, arGEN-X, Bioceros, BioNovion, Cellerant Therapeutics, Checkpoint Therapeutics, Compugen, CureTech, Enumeral, Five Prime Therapeutics, Genmab, GITR, ImmuNext, IOmet Pharma, iTeos Therapeutics, Jounce Therapeutics, KAHR Medical, Multimeric Biotherapeutics, Nativis, Orega Biotech, Pelican Therapeutics, Pieris Pharmaceuticals, Prima BioMed, Redx Pharma, Sorrento Therapeutics, Tesaro, TG Therapeutics, Theravectys and ToleroTech active in the field. The list of companies with poly-specific antibodies that attempt to link the cancer with a cytotoxic T cell is long, includes both private and public companies (Amgen, Xencor, F-Star, Merus and many others). Finally, two CAR-T cell therapies were just approved for the treatment of ALL – Kymriah™ (Novartis) and Yescarta™ (Gilead). We expect additional drugs to gain marketing authorization in the immune-oncology space.

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According to the BioProcess Technology Consultants, Inc. (https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4622599/pdf/kmab-07-01-989042.pdf), World Preview 2017, Outlook to 2022, the monoclonal antibody total market size in 2013 was nearly $75B USD and is expected to grow to $125B by 2020. According to Evaluate Pharma, the check-point inhibitor market is in its infancy, but is expect to be valued at more than $7B USD by 2023. To our knowledge, there are two companies with NK cell immunotherapies in development. The first is Fortress Biotech (NASDAQ:FBIO) which is developing CNDO109 for the treatment of AML. CNDO109 is an allogeneic ex-vivo NK cell activation program that utilizes live cancer cells to prime the related donor’s NK cells. The primed NK cells are then given to the patient with AML. This program has entered a Phase I clinical trial in the US; the results of the trial are not known. Prof. Mark Lowdell, a founder of this Company, performed a single center trial in the UK using almost identical technology as CNDO109. The results of the trial were very promising with several patients having a prolonged remission after a single treatment (Kottaridis et al. (2015). PLoS ONE 10(6):1-19). NantKwest, (NASDAQ: NK)is an early stage biotech company that is using a genetically engineering strategy of a NK cell line to produce a live, off-the-shelf NK cell product to treat a variety of cancers. The clinical data data for this product is sparse at this time. Fate-NK 100 and Engineered hnCD16iNK from Fate Therapeutics are products designed to replace or supplement NK cells in patients with cancer. The company reports that they are enrolling a trial with Fate-NK 100 in women with relapsed/refractory ovarian cancer.

Intellectual Property

Proprietary protection for our product candidates, technology and processes is important to our business and we seek patent protection in the U.S. and internationally when we deem appropriate. We also rely on trade secrets, know-how and continuing technological advances to protect various aspects of our core technology. We require our employees, consultants and scientific collaborators to execute confidentiality and invention assignment agreements with us.

We have in-licensed a critical patent application in the United States on which the INKmune technology is based. Our rights under this license will expand to international jurisdictions in the next 12 months. We continue to seek additional patents to protect and expand our rights relating to INKmune. We own the following patent application:

Patent/ Application	Number	Name	Jurisdiction
Patent	62219652	“IN VIVO ACTIVATION OF NATURAL KILLER CELLS”	U.S.A.
Patent	7101974B2	TNF-α VARIANTS	USA
Patent	7446174B2	Protein based TNF-α variants for the treatment of TNF-α related disorders	U.S.A
Patent	62104026	“CANCER PREVENTION AND THERAPY BY INHIBITING SOLUBLE TUMOR NECROSIS FACTOR”	U.S.A.
Patent	62269839	“CANCER PREVENTION AND THERAPY BY INHIBITING SOLUBLE TUMOR NECROSIS FACTOR”	U.S.A.
Patent	PCT/US2016/066552	“CANCER PREVENTION AND THERAPY BY INHIBITING SOLUBLE TUMOR NECROSIS FACTOR”	PCT
Patent	PCT/US2013/059071	METHODS OF TREATING NEUROLOGICAL Related U.S. Application Data DISEASES	PCT

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our current and future product candidates and the methods used to manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We cannot assure you that our pending patent applications will result in issued patents.

On August 2, 2016, the Company filed for a trademark on INKmune and INmune.

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INKmune License Agreement

On October 29, 2015, we entered into an exclusive license agreement with INmune Ventures, LLC, owner of all of the rights related to our principal patent (the “License Agreement”). Pursuant to the License Agreement, we were granted exclusive worldwide rights to the patents, including rights to incorporate any improvements or additions to the patents that may be developed in the future. In consideration for the patent rights, we agreed to the following milestone payments:

Each Phase I initiation	$25,000
Each Phase II initiation	$250,000
Each Phase III initiation	$350,000
Each NDA/EMA MA filing	$1,000,000
Each NDA/EMA MA awarded	$9,000,000

In addition, we agreed to pay the licensor a royalty of 1% of net sales during the life of each patent granted to the Company. The Licensor is owned by RJ Tesi, our President and a member of our Board of Directors, David Moss, our Chief Financial Officer, Treasurer and a member of our Board of Directors and Mark Lowdell, our Head of Scientific Advisory Board.

On October 3, 2017, the Company entered into an Assignment and Assumption Agreement with Immune Ventures LLC. Pursuant to the Assignment and Assumption Agreement, Immune Ventures assigned all of its rights, obligations and liabilities under the Exclusive License Agreement between the University of Pittsburgh – Of the Commonwealth System of Higher Education and Immune Ventures. Pursuant to the Assignment and Assumption Agreement, the Company agreed to convert the amount Immune Ventures paid of $31,640 into INmune common stock at $1.50 per share for 21,094 shares for the reimbursement of amounts paid by the Assignor to the University of Pittsburg.

On October 3, 2017, the Company entered into a license agreement with Xencor, Inc., which has discovered and developed a proprietary biological molecule that inhibits soluble tumor necrosis factor. Pursuant to the license agreement, Xencor granted the Company an exclusive worldwide, royalty-bearing license in licensed patent rights, licensed know-how and licensed materials (as defined in the license agreement) to make, develop, use, sell and import any pharmaceutical product that comprises, contains, or incorporates Xencors’s proprietary protein known as “XPRO1595” that inhibits soluble tumor necrosis factor (or all modifications, formulations and variants of the licensed protein that specifically bind soluble tumor necrosis factor) alone or in combination with one or more active ingredients, in any dosage or formulation.  In connection with the license agreement, the Company paid Xencor a one-time non-creditable and non-refundable fee of $100,000 and agreed to issue Xencor shares (“Initial Shares”) of the Company’s common stock equal to 19% of our fully diluted company shares the value of which are discussed below. The Company also issued warrants to Xencor which is discussed below.

The Company also agreed to pay Xencor a royalty of 5% on Net Sales of all Licensed Products in a given calendar year, which are payable on a country-by- country and licensed product by licensed product basis until the date that is the later of (a) the expiration of the last to expire valid claim covering such Licensed Product in such country or (b) ten years following the first sale to a third party of the licensed product in such country.

Under the license agreement, the Company also agreed to pay Xencor a percentage of any sublicensing revenue that it receives equal to (i) 60% of sublicensing revenue received in respect of any sublicense granted prior to initiation of a Phase 1 Clinical Trial of a Licensed Product in the applications for the treatment of disease in humans (the “Field”); (ii) 30% of Sublicensing Revenue received in respect of any sublicense granted on or after initiation of a Phase 1 Clinical Trial of a Licensed Product in the Field and prior to initiation of a Phase 2 Clinical Trial of a Licensed Product in the Field; (iii) 15% of Sublicensing Revenue received in respect of any sublicense granted on or after initiation of a Phase 2 Clinical Trial of a Licensed Product in the Field and prior to initiation of a Phase 3 Clinical Trial of a Licensed Product in the Field; (iv) 10% of Sublicensing Revenue received in respect of any sublicense granted on or after initiation of a Phase 3 Clinical Trial of a Licensed Product in the Field and prior filing of the first NDA application for any Licensed Product in the Field; and (v) 5% of Sublicensing Revenue received in respect of any sublicense granted on or after the approval of the first NDA application for any Licensed Product in the Field.  For clarity, initiation of a clinical trial shall mean dosing of a first patient in said clinical trial.

In connection with the License Agreement, the Company entered into a stock issuance agreement with Xencor pursuant to which it agreed to issue Xencor 1,585,000 shares of its common stock with a fair value of $XX based on XX, and fully vested warrants to purchase an additional number of shares of common stock equal to 10% our the fully diluted company shares immediately following such purchase with a fair value of $XX based on XX. The warrants have an exercise price of $XX and expire on October 3, 2023. The aggregate purchase price for the full exercise of the option to Acquire Additional Shares is $10,000,000 which purchase price shall be pro-rated for any partial exercise of the Option for less than 10% of the fully diluted company shares immediately following such purchase. The purchase price for the additional shares may be paid by cash or by way of a cashless exercise. In connection with the stock issuance agreement, the Company, Xencor and more than 90% of shareholders as of September 30, 2017 (“Key Holders”) entered into a voting agreement. Pursuant to the voting agreement, Xencor and the Key Holders agreed to vote their respective shares to vote one individual designated by the holder of a majority of Xencor’s shares of the Company’s common stock to the Company’s board of directors. The voting agreement shall continue in full force and effect from the date hereof through the earliest of the following dates, on which date it shall terminate in its entirety: (a) the date of a qualified offering, as defined in the issuance agreement; (b) ten (10) years from the date of this Agreement; (c) the date of the closing of a qualified sale, as defined in the issuance agreement; or (d) the date as of which the parties hereto terminate this agreement by written consent of the holders of a majority of the Investor Shares.

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INKmune Research and Development

We expect to use third parties to conduct our preclinical and clinical trials under the direct supervision of management.

Joint Development Agreement

On September 3, 2016, the Company entered into a joint development agreement with Novamune, Inc. (“Novamune”)(the “Development Agreement”).  Novamune had previously developed and licensed technology relating to ex-vivo activation of NK cells for the treatment of cancer and other diseases.  The parties agreed to exclusively collaborate on the further development of technologies related to NK cells for therapeutic applications.  The Company and Novamune will share equally in the costs related to such joint development projects and will jointly own any intellectual property developed by the joint projects, provided that Novamune shall have an exclusive royalty free license to use any such intellectual property relating to ex-vivo applications and the Company shall have an exclusive royalty free license to use any such intellectual property relating to in-vivo applications.  The Development Agreement is subject to Novamune investing a total of $1,250,000 in the Company, of which $350,000 has previously been advanced through a convertible note payable (see further discussion in Note 5).  The balance of $900,000 shall be invested in the Company on the earlier of (i) December 31, 2017, or (ii) 60 days after the Company becomes publicly traded. As of December 31, 2016 and 2015, the Company had a joint development receivable outstanding related to Novamune’s portion of R&D costs incurred through year-end of $156,381 and $0, respectively.

INKmune Manufacturing

We intend to contract with third parties for the manufacture of our compounds for investigational purposes, for preclinical and clinical testing and for any FDA approved products for commercial sale. Pre-clinical and clinical material for the early clinical trials will be manufactured under the direction of Mark Lowdell and Advent Bioservices International, our strategic partner, at a licensed GMP facility. Material produced at this facility can be used for clinical trials world-wide. We expect to transfer the manufacturing to a commercial contract manufacturing organization after completion of Phase II studies.

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Our Innate Immune System Check-point inhibitor product candidate

We renamed XPRO1595 that we obtained from Xencor INB03. INB03 is a novel innate immune system check-point inhibitor that prevents proliferation of MDSC and decreases the secretion of immunosuppressive immune regulatory cytokines that protect the tumor from the patient’s immunologic attack. The changing cytokine environment, decreased immunosuppressive cytokines and increased pro-inflmmatory immunoregulatory cytokines, changes the patient’s immune response to their tumor with improved NK/DC crosstalk that causes expansion of the immune response including recruitment of the adaptive immune system with an increase in effector and cytotoxic T cells that attack the cancer. After treatment with INB03, we expect the patient’s dysregulated immune response that is the hallmark of cancer progression is converted to a coordinated immune response that can attack the cancer. In animal models of an inflammatory cancer, this resulted in smaller and fewer cancers with increased survival. INB03 is an engineered PEGylated protein that closely mimics a portion of human inflammatory cytokine that is increased in patients with advanced cancer. By specifically neutralizing the cytokine, there is no phosphorylation of STAT3, an essential step required for the proliferation of the MDSC population, and secretion of the immunosuppressive cytokines. The combination of decreased MDSC proliferation and decreased immunosuppressive cytokines allows the immune system to function normally. These data are published in a peer reviewed journal in 2016. In summary, INB03 functions as an innate immune system checkpoint inhibitor by eliminating the population of MDSC that provides an immunosuppressive shield protecting the tumor, the patient’s immune system is able to function normally to the benefit of the patient – it can attack the tumor.

Because INB03 targets the patient’s immune system and not the tumor, INB03 is an immunotherapy that can be used to treat many types of hematologic malignancies and solid tumors. The decision to use INB03 in a patient will be based on biomarkers that should predict that a patient will benefit from the drug. MDSC, cells rarely exist in patients without cancer or chronic inflammation, can be measured in the tumor and/or blood. If MDSC are present in significant numbers, the patient should benefit from INB03 therapy. The corollary is also true, we do not expect cancer patients with normal levels of MDSC in their blood and/or tumor microenvironment to benefit from INB03. Basing treatment decisions on the presence of MDSC is a precision medicine, biomarker directed immunotherapy strategy that should improve the probability of benefiting a patient and improve the efficiency and decrease the risk of the clinical development process. INB03 can be used as part of combination of anti-cancer therapy including, but not limited to, cytotoxic, immunotherapy, radiation and/or surgery. Our initial clinical development will focus on using INB03 as monotherapy, we expect to use INB03 as part of combination therapy as part of Phase II development with or without partners. We do not expect to modify INB03 to treat each different type of cancer, because it is a therapy that targets the immune system, not the cancer. We expect to develop the drug beyond Phase II to target a specific type of cancer based on the current system of regulatory approval. For instance, INB03 may be approved to treat patients with elevated MDSC who have lung cancer. To get subsequent approval for the treatment of patients with breast cancer who have increased MDSC, we will need to perform a second pivotal trial. After the first regulatory approval, if and when achieved, we believe the difficulty and cost of achieving these labels extensions will decline, with each successive approval.

INB03 as a subcutaneous injection, similar to an insulin treatment, given one to three times per week. Because this is a simple subcutaneous injection similar to an insulin injection (the therapy patients give themselves for treatment of Type 1 diabetes mellitus), we expect patients to administer the therapy to themselves and not require expensive or logisitically challenging clinic visits to receive the therapy.

Three step process to preparation for INB03 human clinical trials:

Release of INB03 drug supply

GMP INB03 is available for clinical development after completion of release testing. The process for releaser testing will take 3 months. The process started in November 2017. The supply of INB03 is limited, but enough to complete the planned Phase I and Phase II studies in oncology. For additional trials, new batches INB03 will need to be produced. We plan a two pronged approach to production of the new drug supply. We will produce INB03 using the existing E.coli based system until the newer process is validated and functional. When resources are available, a more efficient manufacturing system will be developed that may include moving to a different production platform such as fungi or yeast. In summary, we do not expect the drug supply to limit the clinical development program in oncology. We expect to start the process of manufacturing improvements and scale-up after results of the Phase I trial are known and have a validated and more efficient manufacturing process in place before the initiation of pivotal trials. We have begun discussion with contract manufacturers to make new batches of INB03. We expect this process to begin in within 12 months of completing the financing.

Interaction with Regulatory Authorities Regarding INB03 Development

We plan to perform the Phase I and Phase II trials with INB03 in Australia under the regulatory authority of the TGA using the CTX scheme (Clinical Trials Exemption). We expect our first interaction with the regulatory body to occur in 1H18.

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INB03 Product Development Path: Proposed Phase I and Phase II Studies in patients with cancer

Phase I study: We plan an open label, biomarker directed, dose escalation study in patients with metastatic epithelial cancer and elevated biomarkers of systemic inflammation and MDSC in their blood. A minimum of 9 patients will be treated in three dosing cohorts for 3 months. Patients will receive INB03 by subcutaneous injection once a week during the duration of the study. We cannot rule out longer treatment of the patients at the discretion of the treating physician. The goal of the Phase I trial is to assess safety, determine a dose to carry in to the Phase II trial, and verify the utility of our biomarker strategy. The most probable tumor types with be patients with breast, lung, GI cancer and melanoma. The dosing cohorts are expected to be 0.3mg/kg, 1.0 mg/kg and 3.0mg/kg once a week.

Phase II study: We believe the best Phase II trial is a combination therapy study. Elevated levels of MDSC in the blood is a predictor of treatment failure in patients with melanoma treated with checkpoint inhibitors. MDSC are recognized as a barrier to the function of CPI. We believe combination therapy where INB03 decreases the levels of MDSC and the combination of INB03 and CPI stimulate the immune response against the tumor will be an effective treatment of patients who have been resistant to CPI because of elevated levels of MDSC. The design of the Phase II trial is tentative. At this time, we plan to treat patients with advanced advanced cancer who have failed first line therapy and have increased circulating levels of MDSC in their blood. The patients will be treated with both INB03 and a check-point inhibitor. The most probably tumor types in the trial will be melanoma or lung cancer. We expect to perform the Phase II trial in AUS under the regulatory authority of the TGA. The exact design of the Phase II development program may be changed by results obtained in the Phase I trial and/or by a development partner. If resources permit, we may open Phase II clinical trials sites in the US under the regulatory authority of the FDA.

INB03 Registration Studies and/or Partnering

We plan to aggressively pursue an efficient registration strategy using INB03 to improve the lives of patients with cancer and biomarkers of inflammation and elevated MDSC. This is not the only cancer indication INB03 can be used for. We plan to pursue those other indications as resources become available. We have an active partnering position as it relates to INB03 development in cancer. There are two partnering opportunities with this novel innate immune system check-point inhibitor. The first is a traditional partnership focused on the developing the drug for all oncology applications. The second is a more focused partnership developing INB03 as part of a combination therapy for a company’s existing therapy, most probably an approved CPI. For example, CTLA4 targeted checkpoint inhibitors do not work well when given to melanoma patients with increased MDSC in their blood. A company with a CPI may want to combine INB03 with their product in a clinical development program. After completion of proof-of-concept Phase II studies, the Company will decide what the most efficient registration strategy is available to the company with INB03. We may to have biopharma partners participate in this decision making. We may also seek to be acquired at this stage.

Our INB03 platform can be used in cancer patients in many ways. It can be used alone or in combination with, but not limited to, other cancer therapies including cytotoxic chemotherapy, immunotherapy, radiation and surgery. We expect INB03 will be used most commonly as part of combination therapy. INB03 can also be used treat many types of hematologic and epithelial cancers. Patients with increased MDSC can be identified by examining the tumor specimen and/or blood. Patients with increased MDSC in the tumor or blood have more advanced disease, more resistance to immunotherapy and worse survival.

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INB03 Regulatory Strategy

The Company’s regulatory strategy is very simple. INB03 is a new therapy for the treatment of cancer that will need to be proven safe and effective by well-designed clinical trials that show a meaningful clinical benefit to patients. This means that registration trials will need to be randomized trials in patients with cancer. Our first first-in-man clinical trial will be an open label trail. We expect the initial Phase I trials to be open label trials until we understand the best type of patient to treat with INB03 and if INB03 is best used alone or in combination with other therapy(s). Once we understand these important issues, we plan to seek advice from the competent regulatory authorities to allow the Company to design clinical trials that meet the needs for registration. We will meet with the FDA after completion of the Phase I trial. Because there are no therapies similar to INB03 approved in any market, we plan to take advantage of the regulatory opportunities afforded to therapies that treat small markets with a high unmet need. In the U.S., this includes Orphan Drug Designation and expedited programs for approval including Accelerated Approval, Breakthrough Therapy Designation, Fast Track Designation, and priority review (see “Government Regulation”). We cannot predict which, if any, of these programs we will benefit from without further discussions with the FDA. Similar programs exist in the EU with the EMA. We will engage the EMA once we have initiated Phase II trials in the US and AUS.

Challenges in the Market for Innate Immune System Check-Point inhibitor

The market for new oncology therapies is busy, complicated and rapidly evolving. We will be competing with companies that are older, larger, better financed and have greater experience. There are two types of drug companies – development companies and commercial companies. Development companies take the risk of developing new products to proof-of-concept. Once proof-of-concept has been achieved, if the drug provides clinical benefit, the product is usually acquired by a commercial company, which completes the drug’s clinical development and markets the product. We are a development company which will seek to develop products such as INB03 from the bench to the bedside to demonstrate proof-of-concept. The goal for the Company is to successfully develop such products to the point where they are attractive targets for potential partners/acquirers.

To our knowledge, there are no innate immune check-point inhibitors in development that have the unique characteristics on INB03: i) decreases the proliferation of MDSC; ii) decreasing local and systemic immunosuppression caused by MDSC by stopping production of immunosuppressive cytokines and; iii) improving NK/DC cross-talk to recruit the adaptive immune system to fight the cancer. Because this will a first-in-class therapy, we will need to educate clinicians, patients, partners and investors about the drug and the therapeutic opportunity.

INB03 Competition

To our knowledge, there are no other innate immune system check-point inhibitors in development that combine the characteristics of decreasing the population and function of MDSC while promoting NK/DC crosstalk that expands and recruits the adaptive immune response to attack the patient’s tumor. Lilly is developing LY3022855, a human IgG1 monoclonal antibody designed to target the CSF1R that should inhibit MDSC from receiving CSF1 signals, decreasing their survival and relieving the effect of MDSC in the tumor. Daiichi Sankyo Inc, in collaboration with Bristol Myers Squibb, is testing DS-8273a, a TRAIL-R2 agonistic antibody in combination with a PDL1 inhibitor to decrease the number of MDSC in patients with colorectal cancer. Rgenix Inc, is developing RGX-104, an orally bioavailable small molecule immunotherapy that targets LXR (liver X Receptor). RGX-104 reportedly depletes MDSC. Syntrix Biosystems is developing SX-682. SX-682 is a small-molecule dual-inhibitor of CXCR1 and CXCR2, the chemokine receptors pivotal to tumor metastasis, therapy-resistance, and myeloid cell suppression of cancer surveillance by the adaptive immune system. By blocking the CXCR1/2 pathway, SX-682 may prevent recruitment of MDSC to the tumor microenvironment. The University of Minnesota has a trivalent antibody program aimed at treating patients with advanced hematologic malignancies. This CD16/IL-15/CD33 (161533) Tri-Specific Killer Engagers (TriKes) product may target CD33+ MDSC. Siamab Therapeutics is developing a anti-Salhlil-TN monoclonal antibody that targets MDSC in some tumor types. Clathera Biosciences, in collaboration with Incyte, a US based biotech, is developing CB-1158 (INCB01158), an arginase inhibitor to decreases MDSC. A Phase II clinical trial is open that combines CB-1158 with novulomib, a anti-PD1 CPI marketed by Bristol Myers Squib.

Government Regulation

The FDA and other federal, state, local and foreign regulatory agencies impose substantial requirements upon the clinical development, approval, labeling, manufacture, marketing and distribution of drug products. These agencies regulate, among other things, research and development activities and the testing, approval, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, advertising and promotion of our product candidates. The regulatory approval process is generally lengthy and expensive, with no guarantee of a positive result. Moreover, failure to comply with applicable FDA or other requirements may result in civil or criminal penalties, recall or seizure of products, injunctive relief including partial or total suspension of production, or withdrawal of a product from the market.

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Various regulatory authorities regulate, among other things, the research, manufacture, promotion and distribution of drugs in the United States under the FFDCA and other statutes and implementing regulations. The process required by the FDA before prescription drug product candidates may be marketed in the United States generally involves the following:

•	completion of extensive nonclinical laboratory tests, animal studies and formulation studies, all performed in accordance with the FDA’s Good Laboratory Practice regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

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for some products, performance of adequate and well-controlled human clinical trials in accordance with the FDA’s regulations, including Good Clinical Practices, to establish the safety and efficacy of the product candidate for each proposed indication;

•	submission to the FDA of a new drug application or NDA;

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satisfactory completion of an FDA preapproval inspection of the manufacturing facilities at which the product is produced to assess compliance with current Good Manufacturing Practice, or cGMP, regulations; and

•	FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Nonclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals and other animal studies. The results of nonclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND to the FDA. Some nonclinical testing may continue even after an IND is submitted. The IND also includes one or more protocols for the initial clinical trial or trials and an investigator’s brochure. An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions relating to the proposed clinical trials as outlined in the IND and places the clinical trial on a clinical hold. In such cases, the IND sponsor and the FDA must resolve any outstanding concerns or questions before any clinical trials can begin. Clinical trial holds also may be imposed at any time before or during studies due to safety concerns or non-compliance with regulatory requirements. An independent institutional review board, or IRB, at each of the clinical centers proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the consent form signed by the trial participants and must monitor the study until completed.

The FDA offers a number of regulatory mechanisms that provide expedited or accelerated approval procedures for selected drugs in the indications on which we are focusing our efforts. These include accelerated approval under Subpart H of the agency’s NDA approval regulations, fast track drug development procedures and priority review.

We plan to seek orphan drug designation for INKmune for the treatment of ovarian carcinoma. The U.S., E.U. and other jurisdictions may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which, in the U.S., is generally a disease or condition that affects no more than 200,000 individuals. In the E.U., orphan drug designation can be granted if: the disease is life threatening or chronically debilitating and affects no more than 50 in 100,000 persons in the E.U.; without incentive it is unlikely that the drug would generate sufficient return to justify the necessary investment; and no satisfactory method of treatment for the condition exists or, if it does, the new drug will provide a significant benefit to those affected by the condition. If a product that has an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the applicable regulatory authority may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for a period of seven years in the U.S. and 10 years in the E.U. Orphan drug designation does not prevent competitors from developing or marketing different drugs for the same indication or the same drug for different indications. Orphan drug designation must be requested before submitting an NDA. After orphan drug designation is granted, the identity of the therapeutic agent and its potential orphan use are publicly disclosed. Orphan drug designation does not convey an advantage in, or shorten the duration of, the review and approval process. However, this designation provides an exemption from marketing and authorization (NDA) fees. We plan to follow a similar path with INB03, although the precise indication cannot be determined until we are farther along in the development process.

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Clinical Trials

Clinical trials involve the administration of the product candidate to human subjects under the supervision of qualified medical investigators according to approved protocols that detail the objectives of the study, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor participant safety. Each protocol is submitted, in the US, to the FDA as part of the IND. To the extent we conduct trials in the United Kingdom, we would make our submission to the MHRA for a CTA (clinical trials authorization).

Human clinical trials are typically conducted in three sequential phases, but the phases may overlap, or be combined.

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Phase 1 clinical trials typically involve the initial introduction of the product candidate into healthy human volunteers. In Phase 1 clinical trials, the product candidate is typically tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics.

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Phase 2 clinical trials are conducted in a limited patient population to gather evidence about the efficacy of the product candidate for specific, targeted indications; to determine dosage tolerance and optimal dosage; and to identify possible adverse effects and safety risks.

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Phase 3 clinical trials are undertaken to evaluate clinical efficacy and to test for safety in an expanded patient population at geographically dispersed clinical trial sites. The size of Phase 3 clinical trials depends upon clinical and statistical considerations for the product candidate and disease, but sometimes can include several thousand patients. Phase 3 clinical trials are intended to establish the overall risk-benefit ratio of the product candidate and provide an adequate basis for product labeling.

Clinical testing must satisfy extensive FDA regulations. Reports detailing the results of the clinical trials must be submitted at least annually to the FDA and safety reports must be submitted for serious and unexpected adverse events. Success in early stage clinical trials does not assure success in later stage clinical trials. The FDA, an IRB or we may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk.

New Drug Applications

Assuming successful completion of the required clinical trials, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of an NDA. An NDA also must contain extensive manufacturing information, as well as proposed labeling for the finished product. An NDA applicant must develop information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in accordance with cGMP. The manufacturing process must be capable of consistently producing quality product within specifications approved by the FDA. The manufacturer must develop methods for testing the quality, purity and potency of the final product. In addition, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf life. Prior to approval, the FDA will conduct an inspection of the manufacturing facilities to assess compliance with cGMP.

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The FDA reviews all NDAs submitted before it accepts them for filing. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information and is subject to review before the FDA accepts it for filing. After an application is filed, the FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it considers them carefully when making decisions. The FDA may deny approval of an NDA if the applicable regulatory criteria are not satisfied. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA may issue a complete response letter, which may require additional clinical or other data or impose other conditions that must be met in order to secure final approval of the NDA. If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require us to conduct Phase 4 testing which involves clinical trials designed to further assess a drug’s safety and effectiveness after NDA approval, and may require surveillance programs to monitor the safety of approved products which have been commercialized. Once issued, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety or efficacy questions are raised after the product reaches the market.

Post-Approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data. Pharmaceutical manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with GMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. If our future suppliers are not able to comply with these requirements, the FDA may, among other things, halt our clinical trials, require us to recall a product from distribution, or withdraw approval of the product.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program.

The FDA closely regulates the marketing, labeling, advertising and promotion of pharmaceutical products. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

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Other Healthcare Laws and Compliance Requirements

Our sales, promotion, medical education, clinical research and other activities following product approval will be subject to regulation by numerous regulatory and law enforcement authorities in the United States in addition to FDA, including potentially the Federal Trade Commission, the Department of Justice, the Centers for Medicare and Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services and state and local governments. Our promotional and scientific/educational programs must comply with the federal Anti-Kickback Statute, the civil False Claims Act, physician payment transparency laws, privacy laws, security laws, and additional federal and state laws similar to the foregoing.

The federal Anti-Kickback Statute prohibits, among other things, the knowing and willing, direct or indirect offer, receipt, solicitation or payment of remuneration in exchange for or to induce the referral of patients, including the purchase, order or lease of any good, facility, item or service that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, formulary managers, and beneficiaries on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the federal Anti-Kickback Statute has been violated. The government has enforced the federal Anti-Kickback Statute to reach large settlements with healthcare companies based on sham research or consulting and other financial arrangements with physicians. Further, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Many states have similar laws that apply to their state health care programs as well as private payors.

Federal false claims and false statement laws, including the federal civil False Claims Act, or FCA, imposes liability on persons or entities that, among other things, knowingly present or cause to be presented claims that are false or fraudulent or not provided as claimed for payment or approval by a federal health care program. The FCA has been used to prosecute persons or entities that “cause” the submission of claims for payment that are inaccurate or fraudulent, by, for example, providing inaccurate billing or coding information to customers, promoting a product off-label, submitting claims for services not provided as claimed, or submitting claims for services that were provided but not medically necessary. Actions under the FCA may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the FCA can result in significant monetary penalties and treble damages. The federal government is using the FCA, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the country, for example, in connection with the promotion of products for unapproved uses and other illegal sales and marketing practices. The government has obtained multi-million and multibillion dollar settlements under the FCA in addition to individual criminal convictions under applicable criminal statutes. In addition, certain companies that were found to be in violation of the FCA have been forced to implement extensive corrective action plans, and have often become subject to consent decrees or corporate integrity agreements, restricting the manner in which they conduct their business.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors; knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services; and willfully obstructing a criminal investigation of a healthcare offense. Like the federal Anti-Kickback Statute, the Affordable Care Act amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

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Given the significant size of actual and potential settlements, we expect that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws. Also, many states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, to the extent that our products, once commercialized, are sold in a foreign country, we may be subject to similar foreign laws.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, among other things, imposed new reporting requirements on certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, for payments or other transfers of value made by them to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Covered manufacturers are required to collect and report detailed payment data and submit legal attestation to the accuracy of such data to the government each year. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. Additionally, entities that do not comply with mandatory reporting requirements may be subject to a corporate integrity agreement. Certain states also mandate implementation of commercial compliance programs, impose restrictions on covered manufacturers’ marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians and other healthcare professionals.

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and their respective implementing regulations, imposes specified requirements on certain health care providers, plans and clearinghouses (collectively, “covered entities”) and their “business associates,” relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, certain states have their own laws that govern the privacy and security of health information in certain circumstances, many of which differ from each other and/or HIPAA in significant ways and may not have the same effect, thus complicating compliance efforts.

Coverage and Reimbursement

Sales of pharmaceutical products depend significantly on the extent to which coverage and adequate reimbursement are provided by third-party payors. Third-party payors include state and federal government health care programs, managed care providers, private health insurers and other organizations. Although we currently believe that third-party payors will provide coverage and reimbursement for our product candidates, if approved, we cannot be certain of this. Third-party payors are increasingly challenging the price, examining the cost-effectiveness, and reducing reimbursement for medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. The U.S. government, state legislatures and foreign governments have continued implementing cost containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. We may need to conduct expensive clinical studies to demonstrate the comparative cost-effectiveness of our products. The product candidates that we develop may not be considered cost-effective and thus may not be covered or sufficiently reimbursed. It is time consuming and expensive for us to seek coverage and reimbursement from third-party payors, as each payor will make its own determination as to whether to cover a product and at what level of reimbursement. Thus, one payor’s decision to provide coverage and adequate reimbursement for a product does not assure that another payor will provide coverage or that the reimbursement levels will be adequate. Moreover, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

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Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

By way of example, in March 2010, the Affordable Care Act was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Among the provisions of the Affordable Care Act of importance to our potential drug candidates are:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

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In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include, among others, the Budget Control Act of 2011, which mandates aggregate reductions to Medicare payments to providers of up to 2% per fiscal year effective April 1, 2013, and, due to subsequent legislative amendments, will remain in effect through 2024 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our product candidates, if approved, and, accordingly, our financial operations.

We expect that the Affordable Care Act, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products to the extent we choose to develop or sell any products outside of the United States. The approval process varies from country to country and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Employees

We have two full-time employees, consisting of our executive officers, and retain the services of additional personnel on an independent contractor basis.

Facilities

We currently lease office space at 1024 Prospect Street, Suite 150, La Jolla, CA 92037. Our rent is $675 per month and is a 12 month term ending on September 1, 2018. Thereafter it goes month-to-month.

Legal Proceedings

We are not a party to any legal proceedings. In November 2016, an individual filed an action in Cook County, Illinois, against the Company, David J. Moss, its Chief Financial Officer, Treasurer, Secretary and a member of its board of directors, Raymond J. Tesi, its president and Chief Executive Officer (the Company, Mr. Moss and Mr. Tesi are referred to collectively as the “Company Parties”). The action alleged claims against the Company Parties concerning payment of monies and/or securities allegedly owed. In April 2017, the Company Parties and the Claimant entered into a Settlement Agreement and Mutual General Release agreement with that individual (the “Settlement Agreement”). Pursuant to the settlement agreement, the Company issued 33,335 shares of the Company’s common stock valued at $50,000, based on the value of the stock of the last round of financing of $1.50 per share. These shares are held by the Company subject to a restriction on transfer for a period of two years from the date the Company completes an initial public offering or otherwise becomes a public company after which the Company will deliver the shares to the Claimant. The agreement to issue the shares was a full and complete settlement of all claims that the Claimant may have had against the Company Parties and the Cook County action was dismissed with prejudice. The obligation was recorded as accrued settlement liability as of December 31, 2016, pending delivery of the shares to the Claimant after the restriction period expires.

During 2017, the Company received notice that another company had filed trademark application with the United States Patent and Trademark Office to register a certain trademark. The Company filed an opposition in the United States Trademark Trial and Appeal Board. Subsequently, INmune and this company entered into a settlement agreement pursuant to which the Company agreed not to oppose the company’s trademark and the company paid INmune cash proceeds of $150,000 in full consideration for the settlement agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain information contained in this Registration Statement includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about the Company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to the Company and their management and their interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events. Such forward-looking statements include statements regarding, among other things, (i) our projected sales and profitability; (ii) our growth strategies; (iii) anticipated trends in our industry; (iv) our future financing plans; and (v) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors, including the ability to raise sufficient capital to continue the Company’s operations. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this Registration Statement. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Registration Statement will in fact occur.

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You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and notes thereto appearing elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth under “Risk Factors” and “Forward-Looking Statements.”

Overview

We are a pioneering clinical-stage immunotherapy company focused on re-engineering the patient’s innate immune system to treat cancer. We do this by targeting two key cells of the innate immune system, natural killer, or NK cells, and myeloid derived suppressor cells, or MDSC. NK cells are the body’s first line of defense due to their innate ability to rapidly seek and destroy abnormal cells, such as cancer or virally-infected cells, without prior exposure or activation by other support molecules required to activate adaptive immune cells such as T-cells. NK cells play a key role in the immune-surveillance that prevents people from getting cancer and in eliminating residual disease which may cause people to relapse after cytotoxic therapy. MDSC are myeloid cells that develop secondary to the chronic inflammatory environment found in many cancers. MDSC, produced in the bone marrow, take up residence in the tumor microenvironment, the tissue associated with the cancerous cells, to protect to the tumor from immunological attack by the patient’s immune system. MDSC play a critical role in making the cancer resistant to immunotherapy such as currently approved checkpoint inhibitors.

We believe INKmune, our NK cell directed therapy, and INB03, our MDSC directed therapy offer unique strategies to improve the response of patient’s the innate immune system to their cancer. Both therapies will use a precision medicine approach to select patients who will benefit from the therapy and monitor the response to the therapy. Neither therapy is cancer specific. The decision to use either INKmune or INB03 alone or in combination other cancer therapies or with each other depends on immunologic parameters that can be tested in patients before treatment. The type of cancer is not important. This means that both therapies can be used to treat patients wide varied to hematologic malignancies and solid tumors that have the immunologic profile needed to respond. Put simply, we are treating the immune system to attack the patients the cancer, not targeting the patient’s cancer directly.

INKmune improves the ability of the patient’s own NK cells to attack their tumor. INKmune itself will not kill cancer cells. INKmune interacts with the patient’s NK cells to convert them from an inert resting NK cells that ignores the cancer into a primed NK cells that kills the cancer cell. INKmune is a replication incompetent proprietary cell line that is given to the patient after determining that i) the patient has adequate NK cells in their circulation and those NK cells are functional when exposed to INKmune in vitro. INKmune is designed to be given to patients after their immune system has recovered after cytotoxic chemotherapy to target the residual disease the remains after treatment with cytotoxic therapy. INB03 is an engineered protein therapeutic that targets the ligand of CD120a – a ligand essential for MDSC proliferation. Without the ligation of CD120a, the proliferation of the MDSC stops and the MDSC population collapses. Without the immunosuppressive shield provided by the MDSC population, the patient’s immune system can attack the tumor. A secondary effect of INB03 is to improve NK cells-dendritic cell cross-talk to help expand patient’s anti-tumor immune response by recruiting cytotoxic T cells of the adaptive immune system.

We believe our innate immune system re-engineering platform provides unique strategies to repair the immunologic dysfunction that characterizes the innate immune system of patients with cancer. The products can be used alone, in combination with other anti-tumor or immunotherapy treatments or with each other. In the near term, we are developing the products separately. After completion of proof-of-concept Phase II trials, we will consider developing them as a combination therapy. Until we complete clinical trials, we cannot predict if either product will be successful when use alone, in combination with other therapies or in combination with each other.

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Mesenchymal Stem Cells (“MSC”) are a pluripotent stem cell that has potent immunologic effects, can be used alone as an anti-inflammatory strategy, as a vector to deliver gene therapy or can differentiate into separate different cell types. INmune Bio has acquired a large quantity of MSC that can be repurposed for use in medical research or clinical trials. We plan to sell these cells to third parties. We may expand this activity in the future to include positioning the company as a contract manufacturer for companies developing MSC products or developing our own MSC based products. At this time, the program will be self-sustaining and growing on reinvestment of revenues from the sale of the MSC products.

Our Integrated Discovery and Development Process. Our focus on re-engineering the patient’s immune system to better attack their cancer allows for synergies between the development and discovery process. A majority of your effort is focused on the development process that includes improving the manufacturing systems for INKmune and INB03 and optimizing bioassays to be used during the clinical trials. These manufacturing and monitoring programs may produce discoveries that the company can capitalize on as product improvements or new products. INB03 has uses beyond oncology including the treatment of neurodegenerative and neuropsychiatric diseases, cardiovascular diseases including congestive heart failure and metabolic diseases including nonalcoholic fatty liver disease (“NAFLD”) and nonalcoholic steatohepatitis (“NASH”). Although the Company will focus on the immune-oncology uses of INB03 in the near term, the Company plans to expand the development into these other indications as resources become available. All attempts will be made to fund new research and development with non-dilutive resources that come from grants or revenue from sales of the MSC products.

Since our inception in 2015, we have devoted substantially all of our resources to the discovery and development of our product candidates, including preparing for clinical trials, drug manufacturing and funding general and administrative support for these operations. To date, we have generated no revenue. We have incurred net losses in each year since our inception and, as of September 30, 2017, we had an accumulated deficit of $729,610. Our net losses were $277,491 and $48,868 for the years ended December 31, 2016 and 2015, respectively, and $403,257 and $142,814 for the nine months ended September 30, 2017 and 2016, respectively. Substantially all of our net losses resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations.

We classify our operating expenses into three categories: royalties and cost of licensing, research and development, and selling, general and administrative expenses. Personnel costs including salaries, benefits, bonuses and stock-based compensation expense comprise a significant component of our research and development and selling, general and administrative expense categories. We allocate expenses associated with our facilities and information technology costs between these two categories based on the nature of each cost.

Royalties and Cost of Licensing

Royalties and cost of licensing primarily consists of our expenses related to the generation of revenue from our license agreements. These expenses primarily consist of royalty payments made pursuant to our in-licensing agreements and patent amortization expense. We have in-licensing agreements with various parties for the right to use their products and / or intellectual property. We expect our royalty payments to be small until we advance our products through the clinic and generate sales.

Research and Development

Research and development expense consists of expenses incurred while performing research and development activities to discover and develop our product candidates. This includes conducting preclinical studies and clinical trials, manufacturing development efforts and activities related to regulatory filings for product candidates. We recognize research and development expenses as they are incurred. Our research and development expense primarily consists of:

•	clinical trial and regulatory-related costs;

•	expenses incurred under agreements with investigative sites and consultants that conduct our clinical trials;

•	manufacturing and testing costs and related supplies and materials;

•	employee-related expenses, including salaries, benefits, travel and stock-based compensation; and

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•	facility expenses dedicated to research and development.

We typically use our employee, consultant and infrastructure resources across our development programs. We track outsourced development costs by product candidate or development program, but we do not allocate personnel costs, other internal costs or external consultant costs to specific product candidates or development programs.

Substantially all of our research and development expenses to date have been incurred in connection with our product candidates. We expect our research and development expenses to increase significantly for the foreseeable future as we advance an increased number of our product candidates through clinical development, including the conduct of our planned clinical trials. The process of conducting clinical trials necessary to obtain regulatory approval is costly and time consuming. The successful development of product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing or costs required to complete the remaining development of any product candidates. This is due to the numerous risks and uncertainties associated with the development of product candidates.

The costs of clinical trials may vary significantly over the life of a project owing to, but not limited to, the following:

•	per patient trial costs;

•	the number of sites included in the clinical trials;

•	the countries in which the clinical trials are conducted;

•	the length of time required to enroll eligible patients;

•	the number of patients that participate in the clinical trials;

•	the number of doses that patients receive;

•	the cost of comparative agents used in clinical trials;

•	the drop-out or discontinuation rates of patients;

•	potential additional safety monitoring or other studies requested by regulatory agencies;

•	the duration of patient follow-up; and

•	the efficacy and safety profile of the product candidate.

We do not expect any of our product candidates to be commercially available for at least the next several years, if ever. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future, which may fluctuate significantly from quarter-to-quarter and year-to-year. We anticipate that our expenses will increase substantially as we:

•	continue research and development, including preclinical and clinical development of our existing product candidates;

•	potentially seek regulatory approval for our product candidates;

•	seek to discover and develop additional product candidates;

•	establish a commercialization infrastructure and scale up our manufacturing and distribution capabilities to commercialize any of our product candidates for which we may obtain regulatory approval;

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•	seek to comply with regulatory standards and laws;

•	maintain, leverage and expand our intellectual property portfolio;

•	hire clinical, manufacturing, scientific and other personnel to support our product candidates development and future commercialization efforts;

•	add operational, financial and management information systems and personnel; and

•	incur additional legal, accounting and other expenses in operating as a public company.

We may generate a small amount of revenue from MSC product sales in the near future. We do not plan to put a significant commercial infrastructure in place to support the sale of the MSC products. We may partner with specialty groups to help with distribution and sales. We will be opportunistic in sales of the MSC for clinical trials. We do not expect to generate revenue from product sales of INKmune or INB03 until we successfully complete development and obtain marketing approval for one or more of our product candidates. We do not expect to happen for at least the next several years, if ever. Until such time that we can generate substantial revenue from product sales, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our research and development programs or commercialization efforts. Failure to receive additional funding could cause the company to fail.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements, as well as the reported revenues and expenses during the reported periods. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Intangible Assets

We capitalize costs incurred in connection with patent applications (principally legal fees), patent purchases, and trademarks related to our cell line currently generating our revenue from licensing agreements, as intangible assets. We amortize these assets using the straight-line method over the estimated useful lives of the patents, generally five to 15 years. Other intangibles, consisting of trademarks and copyrights, are considered to have indefinite lives and are not amortized but reviewed for impairment annually, or sooner under certain circumstances.

Fair Value of Financial Instruments

We have common stock warrants that meet the definition of derivative financial instruments and are accounted for as a derivative liability. The fair value of this warrant derivative liability is based on a Black Scholes simulation model at each reporting period. Estimating the fair value of the underlying shares is highly complex and subjective because our stock is not publicly traded.

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The derivative warrant liability for the common stock warrants was $0.0 and XXX million at December 31, 2016 and September 30, 2017, respectively.

Stock-Based Compensation

We record the fair value of stock options issued to our employees as of the grant date as compensation expense. We recognize compensation expense, net of forfeitures, on a straight-line basis over the requisite service period, which is equal to the applicable vesting period.

We account for equity instruments issued to non-employees using a fair value approach under ASC Subtopic 505-50, Equity-Based Payments to Non-Employees. We value equity instruments and stock options granted using the Black-Scholes option-pricing model. The value of non-employee stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest and is recognized as an expense over the term of the related financing or the period over which services are received.

During 2017, the Company issued fully vested warrants to purchase 31,667 shares of the Company’s common stock to a third party in conjunction with the common stock sold for cash, with an exercise price of $1.50, maturity date of June 30, 2022, and fair value of $36,922 using the Black-Scholes option-pricing model which were recorded as stock-based compensation.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any off-balance sheet arrangements as defined under SEC rules.

Licensing and Collaboration Agreements

We anticipate that in-licensing, out-licensing and strategic collaborations will become an integral part of our operations, providing the company with opportunities to leverage our partners’ expertise and capabilities to further expand the potential of our technologies, product candidates and revenue streams.

Xencor

In October 2017, we licensed INB03, also known as XPro1595, from Xencor. This exclusive, global, unrestricted license came with considerable know-how, intellectual property, pre-clinical data, regulatory documentation and product stocks. Currently, we are focused on the immune-oncology uses of this unique asset. In the future, we may develop the asset in a wide variety of therapeutic areas, with a variety of delivery techniques by ourselves or in conjunction with partners.

Anthony Nolan Cord Blood Bank

In November 2017, we entered into a global/exclusive licensing agreement with the ANCBB, the oldest and largest cord blood bank in the United Kingdom. ANCBB, in collaboration with the Mark Lowdell, developed a methodology for producing large volumes of high quality pooled human umbilical cord MSC. We have made and agreement with the ANCBB to sell these cells for medical research. The agreement provides the ANCBB a low single digit royalty. We believe we are well positioned to become a preferred manufacturing partner for companies who need MSC for clinical programs. The company may decide to expand this agreement in the future if the commercial and/or development opportunities warrant such expansion. At the current time, we expect this program to be funded on revenues from commercial sales.

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Unit Offering

In a private placement pursuant to, we sold 1,693,335 of units to accredited investors at a per unit price of $10,000 with each unit consisting of 6,667 shares of our common stock and received net proceeds of approximately $2,540,000. Pursuant to the subscription agreement between the Company and the investors of the offering for a period of two years from June 30, 2017, if the Company sells shares of common stock or the right to receive common stock at a price per share which values the Company at less than $10,000,000, the Company will issue additional shares of Common Stock to each investor in the offering such that the investor will receive the same effective price per share as the investors in any such future offering. Pursuant to the Subscription Agreements between the Company and the investors, the Company agreed to file the registration statement that this prospectus forms a part of to register the shares of common stock issued in the offering. Pursuant to the Subscriptions, the Company is to file a registration statement to register the share of common stock sold in the offering within five months after the final closing and seek to have the registration statement declared effective by the Securities and Exchange Commission within six months of the filing. If the Company fails to meet either of the Registration Deadlines, each investor will be entitled to receive a cash payment in the amount of 1% of the amount of the investment for each month that a Registration Deadline is not met, up to a maximum of 12%. The offer and sale of the units were made in reliance on the exemption from registration afforded under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D under the Securities Act. The unit offering was not conducted in connection with a public offering, and no public solicitation or advertisement was made or relied upon by the investors in connection with the Unit Offering.

In connection with the offering we paid a registered broker dealer a commission of $47,500, and we issued 31,667 of warrants with a strike price of $1.50 for 5 years from June 30, 2017 with a fair value of $36,922.

Comparison of the nine months ended September 30, 2017 and September 30, 2016

	Nine Months Ended
	September 30, 2017	September 30, 2016	Change	Change
	$	$	$	%
Operating Expenses	$386,245	$69,485	$316,760	456%
Research and Development	167,006	73,329	93,677	100%
Tax Expense	-	-	-	-%
Other Income	(150,000)	-	(150,000)	(100)%
Net and comprehensive loss	$403,251	$142,814	$260,437

Operating Expenses

Operating expenses were $386,245 for the nine months ended September 30, 2017 compared to $69,485 for the nine months ended September 30. 2016.

Research and Development

Research and development expenses increased to $167,006 for the nine months ended September 30, 2017 from $73,329 for the nine months ended September 30 2016. This increase was due to the start of our research program.

Other Income

Other Income increased to $150,000 for the nine months ended September 30. 2017 from $0 for the nine months ended September 30, 2016.

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Comparison of the twelve months ended December 31, 2016 and December 31, 2015

	Twelve Months Ended
	December 30, 2016	December 31, 2015	Change	Change
	$	$	$	%
Operating Expenses	$125,996	$48,868	$77,128	158%
Research and Development	101,495	-	101,495	100%
Other Loss	50,000	-	50,000	100%
Net and comprehensive loss	$277,491	$48,868	$228,623

Operating Expenses

Operating Expenses were $125,996 for the twelve months ended December 31, 2016 compared to $48,868 for the twelve months ended December 31. 2015.

Research and Development

Research and development expenses increased to $101,495 for the twelve months ended December 31, 2016 from $0 for the twelve months ended December 31, 2015.

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and position(s) with the Company.

Name	Age	Position

Raymond J. Tesi, MD	61	President and CEO, and Director

David J. Moss	47	Chief Financial Officer, Treasurer and Secretary, and Director

Mark Lowdell, PhD	54	Chief Scientific Officer and Director

J. Kelly Ganjei	44	Director

Tim Schroeder	60	Director

Edguardo Baracchini	58	Director

Directors are elected annually and hold office until the next annual meeting of the stockholders of the Company and until their successors are elected. Officers are elected annually and serve at the discretion of the Board of Directors.

Raymond J. Tesi, M.D. has been our President, Chief Executive Officer and a member of the board of directors of the Company since the formation of the Company in September 2015. From November 2011 until May 2015, Dr. Tesi was CEO, President and Acting Chief Medical Officer of FPRT Bio Inc., a development stage biotech formed to develop XPro1595 for the treatment of neurodegenerative disease and other inflammatory diseases. From November 2010 to October 2011, Dr. Tesi was Chief Medical Officer of Adienne SRL, an emerging biotech in Bergamo, Italy focused on products to treat patients with hematologic malignancy. From June 2007 to September 2010, Dr. Tesi was founder, CEO and President of Coronado Biosciences. Dr. Tesi received his MD degree from Washington University School of Medicine in 1982. Dr. Tesi has been a licensed physician since 1982 and Fellow of the American College of Surgery since 1991. Dr. Tesi’s significant experience with our licensed technology and his experience as a transplant surgeon, entrepreneur, investor and director of start-up biopharmaceutical companies were instrumental in his selection as a member of the board of directors.

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David J. Moss, M.B.A. has been a member of the board of directors of the Company since its formation in September 2015. Mr. Moss has founded, funded and taken public various companies in a variety of industries since 1995, most recently Tonix Pharmaceuticals (NASDAQ: TNXP). Mr. Moss served as a director of Pegasi Energy Resources Corporation from May 2007 to January 2014 and was a founding investor in Reliant Service Group LLC which recently sold in 2015 to leading private equity firm. Mr. Moss previously served as Managing Director, Corporate Finance for a New York based securities firm where he advised companies on corporate strategy, financings and business development. He also served as Managing Partner at a Seattle based venture capital firm. Mr. Moss also serves on the board of directors of CareSpan International, Inc. Mr. Moss holds an MBA from Rice University and a BA in Economics from the University of California, San Diego. Mr. Moss was selected as a Director due to his extensive entrepreneurial background and his substantial financial and accounting experience.

Mark Lowdell, Ph.D. has been a member of the board of directors of the Company since its formation in September 2015 and has been our Chief Scientific Officer since October 2015. Prof. Lowdell is Professor of Cell and Tissue Therapy at University College London where he has led a translational immunotherapy group since 1994. Since February 2009, Prof. Lowdell has also been Director of Cellular Therapy at the Royal Free London NHS Foundation Trust. He received his PhD in clinical immunology from London Hospital Medical College, University of London in 1992 and is a qualified immunopathologist. Prof. Lowdell’s education and significant academic and clinical experience with cellular therapies were instrumental in his selection as Chair of the SAB.

Timothy Schroeder Timothy Schroeder, CEO and Founder of CTI Clinical Trial & Consulting Services (CTI), has over 35 years of clinical, academic, and industry experience in global drug and device development programs. CTI, founded in 1999, is a multi-national research firm with associates in North America, Europe, Latin America and Asia-Pacific. The firm has supported more than 100 drug and device approvals, and currently works on behalf of approximately 120 global pharmaceutical and biotechnology companies. Prior to founding CTI, Mr. Schroeder held numerous faculty positions with the University of Cincinnati College of Medicine. He was also the founding Executive Vice President of Clinical Development at SangStat Medical Corporation, which went public in 1995. Mr. Schroederis currently a board member for over a dozen corporate and non-profit organizations, including Xavier University, which he attended. Mr. Schroeder was named as an EY Entrepreneur of the Year in 2015 and was recognized as Top Leader by the Enquirer Media in 2016.

Edguardo Baracchini, Ph.D., M.B.A. Dr. Baracchini joined Xencor, Inc. as its Chief Business Officer in January 2010. Xencor whose common stock is listed on NASDAQ is a clinical-stage biopharmaceutical company developing engineered monoclonal antibodies for treatment of autoimmune diseases, asthma and allergic diseases and cancer. Dr. Baracchini has over 20 years of experience in structuring and negotiating research and development partnerships, mergers and acquisitions, and in-licensing agreements. To date, he has negotiated more than 80 business transactions with multinational and Asian pharmaceutical firms, biotechnology companies, and prominent universities, leading to transactions valued in excess of $5.3 billion. Additionally, Dr. Baracchini has been a key member of executive teams that have risen over $600 million in private and public financing, and have successfully completed two IPOs.

Dr. Baracchini served as Senior Vice President of Business Development at Metabasis Therapeutics form 2002 and until its merger with Ligand Pharmaceuticals in 2009. Prior to joining Metabasis, Dr. Baracchini held the position of Vice President of Business Development at Elitra Pharmaceuticals from 1999 to 2002. He served as the Director of Business Development at Agouron Pharmaceuticals from 1996 through it’s acquisition by Warner-Lambert in 1999. Dr. Baracchini was the Assistant Director of Business Development at Isis Pharmaceuticals from 1992 to 1996. From 1988 to 1992 Dr. Baracchini performed postdoctoral research at UCSD and The Scripps Research Institute. Dr. Baracchini holds a Ph.D. in molecular and cell biology from the University of Texas at Dallas, an M.B.A. from the University of California, Irvine, and a B.S. in microbiology from the University of Notre Dame.

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J. Kelly Ganjei, Mr. Ganjei joined Cognate BioServices, Inc. in 2011 as the Chief Executive Officer. Mr. Ganjei has over 20 years of experience within the life science, venture capital and IT sectors and has lead companies through various stages of development, ranging from the virtual start-up, to the mid-cap restart, through the exponential growth phase, and into a public exit. Prior to joining Cognate, Mr. Ganjei was the principal at an SBA venture capital firm where he was brought on to support deal flow into and out of the fund, with a specific focus on regenerative medicine, immunotherapy and cell therapy investment opportunities. While in this role, he helped the venture capital firm exit the SBA program and was the key driver of several other strategic deals for various portfolio companies. Previously, Mr. Ganjei was the CEO and Co-founder of Remegenix, Inc.. Prior to Remegenix, Inc., was a Vice President of Business Development at TissueGene, Inc., Mr. Ganjei helped close several tranches of TissueGene’s Series A and B funding and was responsible for developing the global informatics infrastructure for the company and its affiliates. Prior to TissueGene, Inc., Mr. Ganjeiserved as a Product Marketing Manager for LabVantage where he was the key technical sales and marketing lead for LabVantage’s life science software product offering globally and was responsible for the design of all life science product initiatives. Mr. Ganjei has published numerous scientific, peer-reviewed papers in a number of journals and has been an invited guest speaker and presenter at various business forums. Mr. Ganjei received his B.S. in Microbiology from the University of Maryland College Park in 1995 and began his career at NIH in May of the same year.

Family Relationships

None.

Corporate Governance

We are committed to maintaining strong corporate governance practices that benefit the long-term interests of our Shareholders by providing for effective oversight and management of the Company. Our governance policies, including our Corporate Communications Policy, Insider Trading Policy, Code of Conduct, and Committee Charters can be found on our website at http://www.inmunebio.com/.

The Nominating and Corporate Governance Committee regularly reviews our corporate governance policies, Code of Conduct, and Committee Charters to ensure that they take into account developments at the Company, changes in regulations and listing requirements, and the continuing evolution of best practices in the area of corporate governance.

The Board conducts an annual self-evaluation in order to assess whether the directors, the committees, and the Board are functioning effectively.

Code of Ethics

We have recently adopted a Code of Ethics that applies to our principal executive officers and principal financial officer, principal accounting officer or controller, or persons performing similar functions and also to other employees. Our Code of Ethics can be found on our website at www.inmunebio.com.

Involvement in Certain Legal Proceedings

Except as disclosed in the bios above, our Directors and Executive Officers have not been involved in any of the following events during the past ten years:

1.

any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

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3.

being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.

being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.

being subject of, or a party to, any federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.

being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Board Committees

Our Board of Directors has established three standing committees: an audit committee, a nominating and corporate governance committee and a compensation committee, which are described below. Members of these committees are elected annually at the regular board meeting held in conjunction with the annual stockholders’ meeting. The charter of each committee is available on our website at www.inmunebio.com.

Audit Committee

The Audit Committee, among other things, is responsible for:

•	Appointing, approving the compensation of, overseeing the work of, and assessing the independence, qualifications, and performance of the independent auditor;

•	reviewing the internal audit function, including its independence, plans, and budget;

•	approving, in advance, audit and any permissible non-audit services performed by our independent auditor;

•	reviewing our internal controls with the independent auditor, the internal auditor, and management;

•	reviewing the adequacy of our accounting and financial controls as reported by the independent auditor, the internal auditor, and management;

•	overseeing our financial compliance system; and

•	overseeing our major risk exposures regarding the Company’s accounting and financial reporting policies, the activities of our internal audit function, and information technology.
The Board has affirmatively determined that each member of the Audit Committee meets the additional independence criteria applicable to audit committee members under SEC rules and the NASDAQ Stock Market. The Board of Directors has adopted a written charter setting forth the authority and responsibilities of the Audit Committee. The Board has affirmatively determined that each member of the Audit Committee is financially literate, and that all members meet the qualifications of an Audit Committee financial expert. The Audit Committee consists of Tim Schroeder and Kelly Ganji.

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Compensation Committee

The Compensation Committee is responsible for establishing and administering our executive compensation policies. The role of the Compensation Committee is to (i) formulate, evaluate and approve compensation of the Company’s directors, executive officers and key employees, (ii) oversee all compensation programs involving the use of the Company’s stock, and (iii) produce, if required under the securities laws, a report on executive compensation for inclusion in the Company’s proxy statement for its annual meeting of shareholders. The duties and responsibilities of the Compensation Committee under its charter include:

•	Annually reviewing and setting compensation of executive officers;

•	Periodically reviewing and making recommendations to the Board with respect to compensation of non-employee directors;

•

Reviewing and approving corporate goals and objectives relevant to Chief Executive Officer compensation, evaluating the Chief Executive Officer’s performance in light of those goals and objectives, and setting the Chief Executive Officer’s compensation levels based on this evaluation;

•	Reviewing competitive practices and trends to determine the adequacy of the executive compensation program;

•	Approving and overseeing incentive compensation and equity-based plans for executive officers that are subject to Board approval;

•	Making recommendations to the Board as to the Company’s compensation philosophy and overseeing the development and implementation of compensation programs;

•	Periodically reviewing and making recommendations to the Board with respect to compensation of non-employee directors;

•

Reviewing and approving corporate goals and objectives relevant to Chief Executive Officer compensation, evaluating the Chief Executive Officer’s performance in light of those goals and objectives, and setting the Chief Executive Officer’s compensation levels based on this evaluation;

When appropriate, the Compensation Committee may, in carrying out its responsibilities, form and delegate authority to subcommittees. The Chief Executive Officer plays a role in determining the compensation of our other executive officers by evaluating the performance of those executive officers. The Chief Executive Officer’s evaluations are then reviewed by the Compensation Committee. This process leads to a recommendation for any changes in salary, bonus terms and equity awards, if any, based on performance, which recommendations are then reviewed and approved by the Compensation Committee.

The Compensation Committee has the authority, at the Company’s expense, to select, retain, terminate and set the fees and other terms of the Company’s relationship with any outside advisors who assist it in carrying out its responsibilities, including compensation consultants or independent legal counsel.

The Board has adopted a written charter setting forth the authority and responsibilities of the Compensation Committee. The Compensation Committee consists of Tim Schroeder and Kelly Ganji.. The Board has affirmatively determined that each member of the Compensation Committee meets the additional independence criteria applicable to compensation committee members under SEC rules and the NASDAQ Stock Market.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee, among other things, is responsible for:

•	reviewing and assessing the development of the executive officers, and considering and making recommendations to the Board regarding promotion and succession issues;

•	evaluating and reporting to the Board on the performance and effectiveness of the directors, committees, and the Board as a whole;

•	working with the Board to determine the appropriate and desirable mix of characteristics, skills, expertise, and experience, including diversity considerations, for the full Board and each committee;

•	annually presenting to the Board a list of individuals recommended to be nominated for election to the Board;

•	reviewing, evaluating, and recommending changes to the Company’s Corporate Governance Policies and Committee Charters;

•	recommending to the Board individuals to be elected to fill vacancies and newly created directorships;

•	overseeing the Company’s compliance program, including the Code of Conduct; and

•

overseeing and evaluating how the Company’s corporate governance and legal and regulatory compliance policies and practices, including leadership, structure, and succession planning, may affect the Company’s major risk exposures.

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The Board of Directors has adopted a written charter setting forth the authority and responsibilities of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee consists of Tim Schroeder and Kelly Ganji.

EXECUTIVE COMPENSATION

The following table sets forth the compensation for our fiscal years ended December 31, 2016 and 2015 earned by or awarded to, as applicable, our principal executive officer, principal financial officer and our other most highly compensated executive officers as of December 31, 2016. In this prospectus, we refer to such officers as our “Named Executive Officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Raymond J. Tesi	2016	__	__	__	__	__	__	__	__
	2015	—	—	—	—	—	—	—	—

David J. Moss	2016	—	—	—	—	—	—	—	—
	2015	—	—	—	—	—	—	—	—

Mark Lowdell	2016	—	—	—	—	—	—	—	—
	2015	—	—	—	—	—	—	—	—

Employment Agreements

We have not entered into any employment agreements with our executive officers.

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Outstanding Equity Awards at Fiscal Year End

The following table summarizes the total outstanding equity awards as of December 31, 2016, for each Named Executive Officer:

Outstanding Equity Awards at Fiscal Year End

	Option awards					Stock awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)

Raymond J. Tesi	—	—	—	—	—	—	—	—	—

David Moss	—	—	—	—	—	—	—	—	—

Mark Lowdell	—	—	—	—	—	—	—	—	—

Director Compensation

The following table shows the compensation earned by persons who served on our Board of Directors during the fiscal year ended December 31, 2016, who are not one of our Named Executive Officers.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Tim Schroeder	—	—	—	—	—	—	—

J. Kelly Ganjei	—	—	—	—	—	—	—

Edguardo Baracchini	—	—	—	—	—	—	—

Equity Compensation Plan Information

Adoption of INmune Bio, Inc. 2017 Stock Incentive Plan

On November 15, 2017, the Board approved the INmune Bio, Inc. 2017 Stock Incentive Plan (the “2017 Plan”). The purpose of the 2017 Plan is to promote the interests of the Company and its stockholders by providing (i) officers and employees, (ii) advisors, and (iii) non-employee directors with appropriate incentives and rewards.

The 2017 Plan provides for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, other stock-based awards and cash-based awards. The 2017 Plan also provides for the granting of performance stock awards so that the Board may use performance criteria in establishing specific targets to be attained as a condition to the grant or vesting of awards under the 2017 Plan.

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The 2017 Plan provides for the grant of stock awards to employees, directors and consultants of the Company and its affiliates covering an aggregate of 1,700,000 shares of common stock, subject to adjustments in the event of certain changes to the Company’s capitalization.

The common stock subject to the 2017 Plan may be unissued shares or reacquired shares, including shares purchased on the open market. If a stock award granted under the 2017 Plan is forfeited, expires or is canceled or settled without issuance of common stock it shall not count against the maximum number of shares that may be issued under the 2017 Plan.

The Board has broad discretion in making grants under the 2017 Plan and may make grants subject to such terms and conditions as determined by the Board or a duly appointed committee thereof. Grants under the 2017 Plan will be subject to the terms and conditions set forth in the document making the award, including, without limitation any applicable purchase price and provisions pursuant to which the grant may be forfeited.

The Board may terminate or amend the 2017 Plan at any time, except for certain actions that may not be taken without stockholder approval. The 2017 Plan is scheduled to terminate on November 15, 2027.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of November 28, 2017, and as adjusted to reflect the sale of common stock in this offering, for:

•	each of our current directors and executive officers;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 8,363,345 shares of common stock outstanding at October 30, 2017. Under Rule 13d-3 of the Exchange Act of 1934, as amended (the “Exchange Act”), a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (i) voting power, which includes the power to vote or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o INmune Bio Inc. 1224 Prospect Street, Suite 150, La Jolla, CA 92037.

Name and Address(1)	Common Stock Owned		Percentage of Common Stock

Executive Officers and Directors
Raymond J. Tesi	1,503,333		18%
David J. Moss	1,186,667		14.1%
Mark Lowdell	1,503,333		18%
Tim Schroeder	166,667	(2)	2%
J. Kelly Ganjei	—
Edguardo Baracchini	1,585,000	(3)	19%
Officers and Directors as a group (5 individuals)	5,945,000
			71.1%
Beneficial owners of more than 5%
Novamune, Inc.	300,000		3.59%

_____________

*	Less than 1%.
1	Except as otherwise indicated, the address of each beneficial owner is Immune Bio Inc., 1224 Prospect Street, Suite 150, La Jolla, CA 92037.
2	the shares of the Company’s common stock are held by CTI Holdings, a company that Mr. Schroeder is the sole shareholder of XX.
3	the shares of the Company’s common stock are held by Xencor, Inc.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than as disclosed below, since the formation of the Company, there have been no transactions or proposed transactions, which have materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 5% of our outstanding common or preferred stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest. We have no policy regarding entering into transactions with affiliated parties.

License Agreement

On October 29, 2015, we entered into an exclusive license agreement with Inmune Ventures, LLC, owner of all of the rights related to our principal patent (the “License Agreement”). Pursuant to the License Agreement, we were granted exclusive worldwide rights to the patents, including rights to incorporate any improvements or additions to the patents that may be developed in the future. In consideration for the patent rights, we agreed to the following milestone payments:

Each Phase I initiation	$25,000
Each Phase II initiation	$250,000
Each Phase III initiation	$350,000
Each NDA/EMA MA filing	$1,000,000
Each NDA/EMA MA awarded	$9,000,000

In addition, we agreed to pay the licensor a royalty of 1% of net sales during the life of each patent granted to the Company. The Licensor is owned by RJ Tesi, our President and a member of our Board of Directors, David Moss, our Chief Financial Officer, Treasurer and a member of our Board of Directors, and Mark Lowdell our Chief Scientific Officer.

DESCRIPTION OF SECURITIES

The following is a summary of the material provisions of our Common Stock, and our certificate of incorporation, and bylaws, all as in effect upon the date of this prospectus. You should also refer to our certificate of incorporation, and bylaws, which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Common Stock

We are authorized to issue up to 200,000,000 shares of Common Stock, par value $0.001 per share. As of the date of this prospectus, there are 8,363,345 shares of Common Stock issued and outstanding. The outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

Holders of Common Stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of Common Stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of Common Stock voting for the election of directors can elect all of the directors. Holders of Common Stock representing a majority of the voting power of the Company’s capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of the Company’s outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company’s certificate of incorporation.

Holders of Common Stock are entitled to share in all dividends that our Board of Directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the Common Stock. The Common Stock has no pre-emptive, subscription or conversion rights and there are no redemption provisions applicable to the Common Stock.

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Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $.001 per share, with such rights and preferences as may be determined from time to time by our board of directors, of which no shares of preferred stock are issued and outstanding as of the date of this prospectus. Our board of directors may, without stockholder approval, issue preferred stock with dividends, liquidation, conversion, voting or other rights or preferences as they may determine.

Options and Warrants

None.

Listing

Our common stock is not quoted or listed on a quotation or over the counter marketer, stock market or exchange. We intend to apply to list our Common Stock on national exchange or marketplace.

Transfer Agent and Registrar

VStock Transfer, LLC will serve as our transfer agent and registrar. They are located at 18 Lafayette Place, Woodmere, NY 11598, phone number (212) 828-8436.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Chapter 78 of the Nevada General Corporation Law (“NGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he is not liable pursuant to NGCL Section 78.138 or acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. NGCL Chapter 78 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he is not liable pursuant to NGCL Section 78.138 or acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court or other court of competent jurisdiction in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court or other court of competent jurisdiction shall deem proper.

Our Articles of Incorporation provide that we may indemnify our officers, directors, employees, agents and any other persons to the maximum extent permitted by the NGCL.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon by Sichenzia Ross Ference Kesner LLP.

76

EXPERTS

The consolidated financial statements of INmune Bio Inc. as of December 31, 2016 have been included herein and in the registration statement have been so included in reliance on the report of GBH CPAs, PC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or other documents are summaries of the material terms of that contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference room facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials can be obtained from the Public Reference Room of the SEC at prescribed rates, or accessed at the SEC’s website at www.sec.gov. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, we will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.inmunebio.com. After the closing of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website (www.inmunebio.com) as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference into this prospectus.

PLAN OF DISTRIBUTION

The Placement Agent is not purchasing or selling any securities offered by this prospectus, nor is it required to arrange the purchase or sale of any specific number or dollar amount of securities, but has agreed to use its best efforts to arrange for the sale of all of the securities offered hereby. Therefore, we will enter into a subscription agreement directly with investors in connection with this offering and we may not sell the entire amount of securities offered pursuant to this prospectus. The Placement Agent may retain other brokers or dealers to act as sub-agents or selected-dealers on its behalf in connection with the offering.

We have agreed to pay the Placement Agents a fee of (i)                (    %) of the aggregate purchase price of the shares of common stock and warrants sold in this offering.

77

Escrow Arrangements

All funds sent to the Company by investors in the United States to purchase the common stock after the effectiveness of the registration statement of which this prospectus forms a part will be deposited in a non-interest bearing account, maintained by       (the “Escrow Agent”). Effectiveness of this registration statement will not be requested and no investor funds will be accepted until indications of interest have been received for at least the Minimum Offering Amount. Confirmations and final prospectuses will be distributed to all investors at the time of pricing, informing investors of the closing date, which will be scheduled for three business days after pricing. No investor funds will be accepted prior to effectiveness of the Registration Statement. After the Registration Statement is declared effective and prior to the closing date, all investor funds will be placed promptly, and in any event no later than noon Eastern Standard Time of the next business day following receipt, in escrow with the Escrow Agent in an escrow account established for the benefit of the investors. Prior to the closing date, the Escrow Agent will advise the Company whether the investors have deposited the requisite funds in the escrow account with the Escrow Agent. If the requisite funds have been deposited, the Company’s transfer agent will deposit with The Depository Trust Company the securities to be credited to the respective accounts of the investors. Investor funds will be collected by the Company through the facilities of the Escrow Agent on the scheduled closing date. In the event that requisite investor funds are not received by the closing date, all funds deposited in the escrow account will promptly be returned in full.

We have paid the Placement Agent an engagement fee of $    . We will reimburse the Placement Agent for its e reasonable out-of-pocket expenses in connection with the performance of tis services under the placement agent agreement. The Placement Agent agreement provides that the Placement Agent may provide us with other services including advising us on mergers and acquisitions.

The following table shows the per share and total placement agent’s fees that we will pay to the Placement Agent in connection with the sale of the common stock and warrants offered pursuant to this prospectus assuming the sale of the Minimum Offering Amount and the Maximum Offering Amount.

Per share of common stock and warrant placement agents’ fees	$	[●]
Minimum Offer Amount Total	$	[●]
Maximum Offering Amount Total	$	[●]

Because there cannot be any assurance that Maximum Offering Amount will be sold in this offering, the actual total offering commissions, if any, are not presently determinable and may be substantially less than the maximum amount set forth above.

If we do not sell and receive payments for the Minimum Offering Amount prior to     , investor subscriptions will be returned without interest or deduction.

Our obligations to issue and sell the shares of common stock and warrants to the purchasers is subject to the conditions set forth in the subscription agreement, which may be waived by us at our discretion. A purchaser’s obligation to purchase the shares of common stock and warrants is subject to the conditions set forth in the subscription agreement as well, which may also be waived.

We estimate the total offering expenses in this offering that will be payable by us, excluding the placement agents’ fees, will be approximately $       which include legal, accounting and printing costs, various other fees and reimbursement of the placement agent’s expenses.

The foregoing does not purport to be a complete statement of the terms and conditions of the placement agent agreement and the subscription agreement. A copy of the placement agent agreement and the form of subscription agreement with investors are included as exhibits to the Registration Statement of which this prospectus forms a part.

The Placement Agent may be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by them and any profit realized on the resale of the securities sold by them while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As underwriters, the Placement Agent would be required to comply with the Securities Act and the Securities Exchange Act of 1934, as amended, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent acting as principal. Under these rules and regulations, the Placement Agent:

•	may not engage in any stabilization activity in connection with our securities; and

•

may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

78

Placement Agent’s Warrants

We have agreed to issue to the Placement Agent warrants, or the Placement Agents’ warrants, to purchase up to a total of up to    % of the shares of common stock sold in this offering (shares assuming the sale of the Minimum Offering Amount, and         shares assuming the sale of the Maximum Offering Amount). The warrants are exercisable at a per share price equal to $     , at any time, and from time to time, in whole or in part, during the five-year period commencing six months from the effective date of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G). The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The Placement Agent (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the offering. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

STATE SUITABILITY STANDARDS

California

No securities shall be sold pursuant to this prospectus to residents of the State of California unless such residents have either of (i) a minimum of $65,000 gross income and net worth of $250,000, or (ii) a minimum net worth of $500,000. In either instance, an investor who is resident of the State of California shall not invest more than ten (10%) of their net worth in this offering. Net worth shall be determined exclusive of home, home furnishings and automobiles. Assets included in the computation of net worth may be valued at fair market value.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the Placement Agent that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

79

Consolidated Financial Statements

For The Year Ended December 31, 2016 and for the Period from September 25, 2015 (Inception) to December 31, 2015 and
For The Three and Nine Months Ended September 30, 2017 and 2016

80

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	82

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016 AND 2015	83

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE YEAR ENDED DECEMBER 31, 2016 AND FOR THE PERIOD FROM SEPTEMBER 25, 2015 (INCEPTION) TO DECEMBER 31, 2015	84

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT FOR THE YEAR ENDED DECEMBER 31, 2016 AND FOR THE PERIOD FROM SEPTEMBER 25, 2015 (INCEPTION) TO DECEMBER 31, 2015	85

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2016 AND FOR THE PERIOD FROM SEPTEMBER 25, 2015 (INCEPTION) TO DECEMBER 31, 2015	86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	87

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016 (UNAUDITED)	94

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016 (UNAUDITED)	95

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016 (UNAUDITED)	96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	97

81

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

INmune Bio, Inc.

La Jolla, CA

We have audited the accompanying consolidated balance sheets of INmune Bio, Inc. as of December 31, 2016 and 2015 and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit, and cash flows the year ended December 31, 2016 and for the period from September 25, 2015 (Inception) to December 31, 2015. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of INmune Bio, Inc. as of December 31, 2016 and 2015 and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that INmune Bio, Inc. will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, INmune Bio, Inc. has suffered recurring losses from operations and has not yet generated any revenue from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GBH CPAs, PC
GBH CPAs, PC
www.gbhcpas.com
Houston, Texas
November 30, 2017

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INMUNE BIO, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2016	2015

ASSETS
CURRENT ASSETS
Cash	$141,659	$11,882
Research and development tax credit receivable	68,866	-
VAT receivable	35,239	-
Joint development cost receivable	156,381	-
Prepaid expenses	3,000	-
Prepaid expenses – related party	46,462	-

TOTAL ASSETS	$451,607	$11,882

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$207,709	$750
Accounts payable and accrued liabilities – related party	13,101	-
Short-term debt – related party	350,000	-
Stock payable	30,000	30,000
TOTAL CURRENT LIABILITIES	600,810	30,750

NON-CURRENT LIABILITIES
Accrued settlement liability	50,000	-

TOTAL LIABILITIES	650,810	30,750

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ DEFICIT
Common stock, $0.001 par value, 210,000,000 shares authorized, 5,066,667 and 5,000,000 shares issued and outstanding, respectively	5,067	5,000
Additional paid-in capital	124,933	25,000
Accumulated other comprehensive loss	(2,844)	-
Accumulated deficit	(326,359)	(48,868)
TOTAL STOCKHOLDERS' DEFICIT	(199,203)	(18,868)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$451,607	$11,882

See accompanying notes to these consolidated financial statements.

83

INMUNE BIO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2016 AND FOR THE PERIOD FROM SEPTEMBER 25, 2015 (INCEPTION) TO DECEMBER 31, 2015

	2016	2015

REVENUE	$-	$-

OPERATING EXPENSES
General and administrative	125,996	48,868
Research and development	101,495	-
Total operating expenses	227,491	48,868

LOSS FROM OPERATIONS	(227,491)	(48,868)

OTHER INCOME (EXPENSE)
Loss on settlement of lawsuit	(50,000)	-
Total other expense	(50,000)	-

NET LOSS	$(277,491)	$(48,868)

Net loss per common share – basic and diluted	$(0.06)	$(0.01)

Weighted average number of common shares outstanding – basic and diluted	5,000,182	4,489,796

COMPREHENSIVE INCOME (LOSS)
Net loss	$(277,491)	$(48,868)
Other comprehensive loss – loss on foreign currency translation	(2,844)	-
Total comprehensive loss	$(280,335)	$(48,868)

See accompanying notes to these consolidated financial statements.

84

INMUNE BIO, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

FOR THE PERIOD FROM SEPTEMBER 25, 2015 (INCEPTION) TO DECEMBER 31, 2015 AND THE YEAR ENDED DECEMBER 31, 2016

	Common Stock		Additional	Accumulated Other
	Shares	Par Value	Paid-in Capital	Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit

Balance, September 25, 2015 (inception)	-	$-	$-	$-	$-	$-

Proceeds from issuance of common stock for cash	5,000,000	5,000	25,000	-	-	30,000

Net loss	-	-	-	-	(48,868)	(48,868)

Balance, December 31, 2015	5,000,000	5,000	25,000	-	(48,868)	(18,868)

Proceeds from issuance of common stock for cash	66,667	67	99,933	-	-	100,000

Loss on foreign currency translation	-	-	-	(2,844)	-	(2,844)

Net loss	-	-	-	-	(277,491)	(277,491)

Balance, December 31, 2016	5,066,667	$5,067	$124,933	$(2,844)	$(326,359)	$(199,203)

See accompanying notes to these consolidated financial statements.

85

INMUNE BIO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016 AND FOR THE PERIOD FROM SEPTEMBER 25, 2015 (INCEPTION) TO DECEMBER 31, 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(277,491)	$(48,868)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	-	30,000
Loss on settlement of lawsuit	50,000	-
Changes in operating assets and liabilities:
Research and development tax credit receivable	(68,866)	-
VAT receivable	(35,239)	-
Joint development cost receivable	(156,381)	-
Prepaid expenses	(3,000)	-
Prepaid expenses – related party	(46,462)	-
Accounts payable and accrued liabilities	206,959	750
Accounts payable and accrued liabilities – related party	13,101	-
Net cash used in operating activities	(317,379)	(18,118)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of short-term debt – related party	350,000	-
Proceeds from sale of common stock	100,000	30,000
Net cash provided by financing activities	450,000	30,000

Impact on cash from foreign currency translation	(2,844)	-

NET INCREASE IN CASH	132,621	11,882

CASH AT BEGINNING OF YEAR	11,882	-

CASH AT END OF YEAR	$141,659	$11,882

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid for income taxes	$-	$-
Cash paid for interest expense	$-	$-

See accompanying notes to these consolidated financial statements.

86

INMUNE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Organization

INmune Bio, Inc. (the “Company” and/or “INmune”) was originally organized in the State of Nevada on September 25, 2015 and is an early stage specialty pharmaceutical company focused on developing pioneering strategies for oncology that focus on engineering and harnessing the innate immune system to treat the patient’s cancer. INmune’s proprietary is to focus on the innate immune system that include natural killer cells (“NK cells”), myeloid derived suppressor cells (“MDSC cells”) and dendritic cells (“DC cells”), which are believed to offer unique therapeutic opportunities and may be safer, easier to execute, and more effective than currently available treatments. INmune plans to develop their two existing drug platforms: INKmune (“INKmune”) which primes NK cells and INB03 (“INB03”) which down regulates MDSC cells. Together or individually, the Company expects that these therapies will harness the innate immune system to provide a unique set of therapies for patients with cancer.

INmune Bio International Ltd (England) (“INmune UK”) is a wholly owned subsidiary of INmune that was formed on April 6, 2016 in the United Kingdom (“UK”). Inmune UK was duly organized under the laws of England and has

1,000 shares owned by INmune. The Company will perform its drug manufacturing and currently performs its drug research and development in the UK and will continue to perform research and development activities in this region. The UK has an R&D rebate program that allows the Company to recover some of its R&D expenses (see further discussion in Note 4).

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States of America and the rules of the Securities and Exchange Commission (“SEC”).

The consolidated financial statements herein have been prepared in accordance with GAAP and include the accounts of the Company and those of its wholly-owned subsidiary, INmune UK. All significant intercompany accounts and transactions have been eliminated.

NOTE 2 – GOING CONCERN

As of December 31, 2016, the Company had an accumulated deficit of $326,359. Losses have principally occurred as a result of the substantial resources required for research and development of the Company’s products which included the general and administrative expenses associated with its organization and product development as well as the lack of sources of revenues until such time as the Company’s products are commercialized. These factors raise substantial doubt about the Company’s ability to continue as a going concern from the issuance date of these financial statements. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. Management plans to obtain additional funding through the issuance of common stock for cash and by implementing its strategic plan to allow the opportunity for the Company to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management’s estimates and assumptions.

87

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Receivables, Net

Receivables currently consist of an R&D tax credit receivable, VAT receivable and joint development cost receivable. The R&D tax credit receivable is recorded when R&D is incurred. At that time, the Company records a receivable for the amount of the credit it expects to receive based on the expenses incurred. The VAT receivable is recorded when the Company receives an invoice with VAT related to it. The receivable is recorded for the amount expected to be returned when the VAT tax return is filed. The joint development cost receivable is recorded when the Company incurs R&D expenses based on the amount it expects to receive as a reimbursement per the Novamune agreement (see Note 4 for detailed explanation of the agreement). The collectability of these receivables are evaluated periodically based on the actual R&D credit returns submitted, the VAT returns submitted and the amounts received from Novamune. As of December 31, 2016 and 2015, there were no trade receivables.

Intangible Assets

The Company capitalizes costs incurred in connection with in process research and development purchased from others if the asset has alternative uses and such uses are not restricted under applicable license agreements; patent applications (principally legal fees), patent purchases, and trademarks related to its cell line as intangible assets. The Company amortizes these assets using the straight-line method over the estimated useful lives of the patents, generally five to 15 years. Other intangibles, consisting of trademarks and copyrights, if any, are considered to have indefinite lives and are not amortized but reviewed for impairment annually, or sooner under certain circumstances.

Basic and Diluted Loss per Share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive. There were no potentially dilutive shares at December 31, 2016 and 2015.

Stock-Based Compensation

The Company records the fair value of stock options issued to its employees as of the grant date as compensation expense. The Company recognizes compensation expense, net of forfeitures, on a straight-line basis over the requisite service period, which is equal to the applicable vesting period.

The Company accounts for equity instruments issued to non-employees using a fair value approach under ASC Subtopic 505-50, Equity-Based Payments to Non-Employees. The Company values equity instruments and stock options granted using the Black-Scholes option-pricing model. The value of non-employee stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest and is recognized as an expense over the term of the related financing or the period over which services are received.

Research and Development

Research and development costs are expensed as incurred. Research and development credits are recorded by the Company as a reduction of research and development costs. Major components of research and development costs include cash compensation, stock-based compensation, depreciation and amortization expense on research and development property and equipment, costs of preclinical studies, clinical trials and related clinical manufacturing, costs of drug development, costs of materials and supplies, facilities cost, overhead costs, regulatory and compliance costs, and fees paid to consultants and other entities that conduct certain research and development activities on the Company’s behalf.

88

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currency

The Company accounts for its foreign currency transaction gains and losses as other comprehensive income (loss) included in equity.

New and Recently Issued Accounting Pronouncements

In May 2014, the FASB issued a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The standard’s core principle (issued as ASU 2014-09 by the FASB), is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The new guidance must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. In August 2015, the FASB issued ASU No. 2015-14, which defers the effective date of ASU 2014-09 by one year, and would allow entities the option to early adopt the new revenue standard as of the original effective date. This ASU is effective for public reporting companies for interim and annual periods beginning after December 15, 2017. The Company is currently evaluating its adoption method and the impact of the standard on its consolidated financial statements and has not yet determined the method by which the Company will adopt the standard in 2018.

In April 2016, the FASB issued ASU No. 2016-10, “Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing” (Topic 606). In March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross verses Net)” (Topic 606). These amendments provide additional clarification and implementation guidance on the previously issued ASU 2014-09, “Revenue from Contracts with Customers”. The amendments in ASU 2016-10 provide clarifying guidance on materiality of performance obligations; evaluating distinct performance obligations; treatment of shipping and handling costs; and determining whether an entity's promise to grant a license provides a customer with either a right to use an entity's intellectual property or a right to access an entity's intellectual property. The amendments in ASU 2016-08 clarify how an entity should identify the specified good or service for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements. The adoption of ASU 2016-10 and ASU 2016-08 is to coincide with an entity's adoption of ASU 2014-09, which we intend to adopt for interim and annual reporting periods beginning after December 15, 2017. The Company does not expect the new standard to have a material effect on its consolidated financial statements.

In April 2016, the FASB issued ASU No. 2016-09, “Compensation – Stock Compensation” (Topic 718). The FASB issued this update to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees. Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. The Company has adopted this standard effective January 1, 2017.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). ASU 2016-15 will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017. The new standard will require adoption on a retrospective basis unless it is impracticable to apply, in which case it would be required to apply the amendments prospectively as of the earliest date practicable. The Company is currently in the process of evaluating the impact of ASU 2016-15 on its consolidated financial statements.

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The Company does not expect the adoption of any other recently issued accounting pronouncements to have a significant impact on its financial position, results of operations, or cash flows.

Subsequent Events

The Company has evaluated all transactions from December 31, 2016 through November 30, 2017, the financial statement issuance date for subsequent disclosure consideration.

NOTE 4 – RESEARCH AND DEVELOPMENT ACTIVITY

The Company incurred $101,495 and $0 of research and development costs for the years ended December 31, 2016 and 2015, respectively.

According to UK tax law, the Company is allowed an R&D tax credit that reduces a company’s tax bill in the UK for expenses incurred in R&D. According to the UK Government, R&D takes place when a project seeks to achieve an advance in overall knowledge or capability in a field of science or technology. A company has to have staff headcount of less than 500 and either revenue of less than €100m or a balance sheet total of less than €86m. INmune UK submitted R&D tax credit requests for research and development expenses incurred in 2016, and recorded a related receivable in the amount of $68,866 as of December 31, 2016. In 2017, the Company received the funds owed under the tax credit.

The Company is also eligible to recover all VAT for all R&D expenses paid. INmune UK recorded a VAT receivable in the amount of $35,239 as of December 31, 2016 for VAT paid during 2016 that was due to be reimbursed. In 2017, the Company received the funds due to be reimbursed.

On September 3, 2016, the Company entered into a joint development agreement with Novamune, Inc. (“Novamune”) (the “Development Agreement”). Novamune had previously developed and licensed technology relating to ex-vivo activation of NK cells for the treatment of cancer and other diseases. The parties agreed to exclusively collaborate on the further development of technologies related to NK cells for therapeutic applications. The Company and Novamune will share equally in the costs related to such joint development projects and will jointly own any intellectual property developed by the joint projects, provided that Novamune shall have an exclusive royalty free license to use any such intellectual property relating to ex-vivo applications and the Company shall have an exclusive royalty free license to use any such intellectual property relating to in-vivo applications. The Development Agreement is subject to Novamune investing a total of $1,250,000 in the Company, of which $350,000 has previously been advanced through a convertible note payable (see further discussion in Note 5). The balance of $900,000 shall be invested in the Company on the earlier of (i) December 31, 2017, or (ii) 60 days after the Company becomes publicly traded. As of December 31, 2016 and 2015, the Company had a joint development receivable outstanding related to Novamune’s portion of R&D costs incurred through year-end of $156,381 and $0, respectively.

INKmune License Agreement

On October 29, 2015, the Company entered into an exclusive license agreement with Inmune Ventures, LLC, owner of all of the rights related to our principal patent (the “License Agreement”). Pursuant to the License Agreement, the Company was granted exclusive worldwide rights to the patents, including rights to incorporate any improvements or additions to the patents that may be developed in the future. In consideration for the patent rights, the Company agreed to the following milestone payments:

Each Phase I initiation	$25,000
Each Phase II initiation	$250,000
Each Phase III initiation	$350,000
Each NDA/EMA MA filing	$1,000,000
Each NDA/EMA MA awarded	$9,000,000

In addition, the Company agreed to pay the licensor a royalty of 1% of net sales during the life of each patent granted to the Company. The Licensor is owned by RJ Tesi, our President and a member of our Board of Directors, David Moss, our Chief Financial Officer, Treasurer and a member of our Board of Directors and Mark Lowdell, our Head of Scientific Advisory Board. As of December 31, 2016 and 2015, no sales had occurred under this license.

NOTE 5 – LOANS PAYABLE

On May 9, 2016, the Company received cash proceeds of $350,000 from the issuance of a convertible note to Novamune that matured on August 1, 2016, with a conversion rate of $1.50 per share, and an annual interest rate of 8%. On September 3, 2016, the maturity date was extended to March 3, 2017. As of December 31, 2016, the Company had an outstanding balance of convertible debt of $350,000 and did not accrue interest on such note since, under the agreement, the note converted at no interest when the Company closed its financing in 2017.

Accounts payable – Related Party

As of December 31, 2016, the Company had outstanding amounts due to a related party for travel expenses incurred of $3,849. In addition, as of December 31, 2016, the Company had outstanding amounts due to a related party for travel expenses incurred of $9,252 from INmune UK. There were no related party payables incurred during 2015 .

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NOTE 6 – STOCKHOLDERS’ EQUITY

The Company is authorized to issue up to 210,000,000 shares of common stock at par value $0.001 per share. As of December 31, 2016 and 2015, the Company had 5,066,667 and 5,000,000, respectively, of the Company’s common stock issued and outstanding.

During 2015, the Company issued a total of 5,000,000 shares to the 3 company founders, Mark Lowdell (Chief Scientific Officer), David Moss (CFO), RJ Tesi (President and CEO), and related individuals designated by the founders for total cash proceeds of $30,000.

During 2016, the Company received $100,000 to issue 66,667 shares of the Company’s common stock.

As of December 31, 2016 and 2015, the Company had $30,000 and $30,000, respectively, of outstanding stock payable due to its law firm for 20,000 shares of the Company’s common stock valued at $1.50 per share based on the value of the services provided.

As of December 31, 2016, the Company recorded an accrued settlement liability of $50,000 for 33,335 common shares related to a legal settlement (see Note 8).

NOTE 7 – INCOME TAXES

As of December 31, 2016, the Company had a cumulative US tax net operating loss of $177,605 that can be carried forward to reduce future years’ taxable income. Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is determined not likely to occur and accordingly, the Company has recorded a valuation allowance for the deferred tax asset relating to these tax loss carry-forwards. The Company’s net operating loss carrying forwards, if not utilized, will begin to expire, beginning in 2028.

The Company filed its UK tax return for the period from April 6, 2016 to December 31, 2016 and it had no tax liability.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

In November 2016, an individual filed an action in Cook County, Illinois, against the Company, David J. Moss, its Chief Financial Officer, Treasurer, Secretary and a member of its board of directors, Raymond J. Tesi, its president and Chief Executive Officer (the Company, Mr. Moss and Mr. Tesi are referred to collectively as the “Company Parties”). The action alleged claims against the Company Parties concerning payment of monies and/or securities allegedly owed. In April 2017, the Company Parties and the Claimant entered into a Settlement Agreement and Mutual General Release agreement with that individual (the “Settlement Agreement”). Pursuant to the settlement agreement, the Company issued 33,335 shares of the Company’s common stock valued at $50,000, based on the value of the stock of the last round of financing of $1.50 per share. These shares are held by the Company subject to a restriction on transfer for a period of two years from the date the Company completes an initial public offering or otherwise becomes a public company after which the Company will deliver the shares to the Claimant. The agreement to issue the shares was a full and complete settlement of all claims that the Claimant may have had against the Company Parties and the Cook County action was dismissed with prejudice. The obligation was recorded as accrued settlement liability as of December 31, 2016, pending delivery of the shares to the Claimant after the restriction period expires.

During 2017, the Company received notice that another company had filed trademark application with the United States Patent and Trademark Office to register a certain trademark. The Company filed an opposition in the United States Trademark Trial and Appeal Board. Subsequently, INmune and this company entered into a settlement agreement pursuant to which the Company agreed not to oppose the company’s trademark and the company paid INmune cash proceeds of $150,000 in full consideration for the settlement agreement.

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NOTE 9 – SUBSEQUENT EVENTS

Share Issuances

In 2017, the Company issued 1,393,335 shares of the Company’s common stock for total cash proceeds of $2,056,000. In addition, the Company issued 233,345 shares of the Company’s stock for the conversion of the full value of the Company’s outstanding convertible debt (converted at no interest) of $350,000, and 20,000 shares of the Company’s common stock for the settlement of the outstanding common stock payable of $30,000 outstanding at December 31, 2016.

In connection with the private placement offering, the Company agreed to file a registration statement under the Securities Act of 1933 within five months after the final closing of the offering and will seek to have such registration statement declared effective within six months of filing registering the shares of common stock in the offering. Upon the effectiveness of the registration statement, each investor in the offering agreed not to sell shares of common stock purchased in the offering for a period of at least six months from the effective date of such registration statement. If the Company fails to meet either of the registration deadlines, each investor will be entitled to receive a cash payment in the amount of 1% of the amount of the investment for each month that a registration deadline is not met, up to a maximum of 12%.

On June 30, 2017, the Company issued fully vested warrants for investment banking services to purchase 31,667 shares of the Company’s common stock with an exercise price of $1.50, a maturity date of June 30, 2022 and a fair value of $36,922 based on the Black-Scholes Option Pricing model.

License Agreements

On October 3, 2017, the Company entered into a license agreement with Xencor, Inc., which has discovered and developed a proprietary biological molecule that inhibits soluble tumor necrosis factor. Pursuant to the license agreement, Xencor granted the Company an exclusive worldwide, royalty-bearing license in licensed patent rights, licensed know-how and licensed materials (as defined in the license agreement) to make, develop, use, sell and import any pharmaceutical product that comprises, contains, or incorporates Xencor’s proprietary protein known as “XPRO1595” that inhibits soluble tumor necrosis factor (or all modifications, formulations and variants of the licensed protein that specifically bind soluble tumor necrosis factor) alone or in combination with one or more active ingredients, in any dosage or formulation. The Company believes the protein has numerous medical applications. In connection with the license agreement, the Company paid Xencor a one-time non-creditable and non-refundable fee of $100,000 and agreed to issue Xencor shares (“Initial Shares”) of the Company’s common stock equal to 19% of our fully diluted company shares the value of which are discussed below. The Company also issued warrants to Xencor which is discussed below.

The Company also agreed to pay Xencor a royalty of 5% on Net Sales of all Licensed Products in a given calendar year, which are payable on a country-by- country and licensed product by licensed product basis until the date that is the later of (a) the expiration of the last to expire valid claim covering such Licensed Product in such country or (b) ten years following the first sale to a third party of the licensed product in such country.

Under the license agreement, the Company also agreed to pay Xencor a percentage of any sublicensing revenue that it receives equal to (i) 60% of sublicensing revenue received in respect of any sublicense granted prior to initiation of a Phase 1 Clinical Trial of a Licensed Product in the applications for the treatment of disease in humans (the “Field”); (ii) 30% of Sublicensing Revenue received in respect of any sublicense granted on or after initiation of a Phase 1 Clinical Trial of a Licensed Product in the Field and prior to initiation of a Phase 2 Clinical Trial of a Licensed Product in the Field; (iii) 15% of Sublicensing Revenue received in respect of any sublicense granted on or after initiation of a Phase 2 Clinical Trial of a Licensed Product in the Field and prior to initiation of a Phase 3 Clinical Trial of a Licensed Product in the Field; (iv) 10% of Sublicensing Revenue received in respect of any sublicense granted on or after initiation of a Phase 3 Clinical Trial of a Licensed Product in the Field and prior filing of the first NDA application for any Licensed Product in the Field; and (v) 5% of Sublicensing Revenue received in respect of any sublicense granted on or after the approval of the first NDA application for any Licensed Product in the Field. For clarity, initiation of a clinical trial shall mean dosing of a first patient in said clinical trial.

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In connection with the License Agreement, the Company entered into a stock issuance agreement with Xencor pursuant to which it agreed to issue Xencor 1,585,000 shares of its common stock with a fair value of $12,221,000 based on the discounted cash flow method of the income approach as set forth in an independent valuation report from HSSK LLC dated October 3, 2017, and fully vested warrants to purchase an additional number of shares of common stock equal to 10% our the fully diluted company shares immediately following such purchase with a fair value of $4,193,000 based on Black-Scholes Option Pricing Model. The warrants have an exercise price based on a valuation of the Company at $100,000,000 and expire on October 3, 2023. The aggregate purchase price for the full exercise of the option to Acquire Additional Shares is $10,000,000 which purchase price shall be pro-rated for any partial exercise of the Option for less than 10% of the fully diluted company shares immediately following such purchase. The purchase price for the additional shares may be paid by cash or by way of a cashless exercise. In connection with the stock issuance agreement, the Company, Xencor and more than 90% of shareholders as of September 30, 2017 (“Key Holders”) entered into a voting agreement. Pursuant to the voting agreement, Xencor and the Key Holders agreed to vote their respective shares to vote one individual designated by the holder of a majority of Xencor’s shares of the Company’s common stock to the Company’s board of directors. The voting agreement shall continue in full force and effect from the date hereof through the earliest of the following dates, on which date it shall terminate in its entirety: (a) the date of a qualified offering, as defined in the issuance agreement; (b) ten (10) years from the date of this Agreement; (c) the date of the closing of a qualified sale, as defined in the issuance agreement; or (d) the date as of which the parties hereto terminate this agreement by written consent of the holders of a majority of the Investor Shares.

The Company recorded $16,514,000 for the acquisition of intangible assets in the fourth quarter of 2017 as the fair value of the cash, stock and warrants on the date of acquisition in accordance with Accounting Standards Codification 730 – Research and Development.

On October 3, 2017, the Company entered into an Assignment and Assumption Agreement with Immune Ventures LLC. Pursuant to the Assignment and Assumption Agreement, Immune Ventures assigned all of its rights, obligations and liabilities under the Exclusive License Agreement between the University of Pittsburgh – Of the Commonwealth System of Higher Education and Immune Ventures. Pursuant to the Assignment and Assumption Agreement, the Company agreed to convert the amount Immune Ventures paid of $31,640 into INmune common stock at $1.50 per share for 21,094 shares for the reimbursement of amounts paid by the Assignor to the University of Pittsburg.

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INMUNE BIO, INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30,	December 31,
	2017	2016

ASSETS
CURRENT ASSETS
Cash	$1,843,499	$141,659
Research and development tax credit receivable	40,487	68,866
VAT receivable	131,821	35,239
Joint development cost receivable	84,733	156,381
Prepaid expenses	13,779	3,000
Prepaid expenses – related party	-	46,462
TOTAL ASSETS	$2,114,319	$451,607

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$100,895	$207,709
Accounts payable and accrued liabilities – related party	60,642	13,101
Short-term debt – related party	-	350,000
Stock payable	30,000	30,000
TOTAL CURRENT LIABILITIES	191,537	600,810

NON-CURRENT LIABILITIES
Accrued settlement liability	50,000	50,000
TOTAL LIABILITIES	241,537	650,810

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ DEFICIT
Common stock, $0.001 par value, 210,000,000 shares authorized 6,693,347 and 5,066,667 shares issued and outstanding, respectively	6,694	5,067
Additional paid-in capital	2,566,228	124,933
Accumulated other comprehensive income (loss)	29,470	(2,844)
Accumulated deficit	(729,610)	(326,359)
TOTAL STOCKHOLDERS' DEFICIT	1,872,782	(199,203)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$2,114,319	$451,607

See accompanying notes to these consolidated financial statements.

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INMUNE BIO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(UNAUDITED)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

REVENUE	$-	$-	$-	$-

OPERATING EXPENSES
General and administrative	261,207	26,632	386,245	69,485
Research and development	46,320	27,565	167,006	73,329
Total operating expenses	307,527	54,197	553,251	142,814

LOSS FROM OPERATIONS	(307,527)	(54,197)	(553,251)	(142,814)

OTHER INCOME (EXPENSE)
Gain on settlement of lawsuit	-	-	150,000	-
Total other income	-	-	150,000	-

NET LOSS	$(307,527)	$(54,197)	$(403,251)	$(142,814)

Net loss per common share – basic and diluted	$(0.05)	$(0.01)	$(0.07)	$(0.03)

Weighted average number of common shares outstanding – basic and diluted	6,625,883	5,000,000	5,813,698	5,000,000

COMPREHENSIVE INCOME (LOSS)
Net loss	$(307,527)	$(54,197)	$(403,251)	$(142,814)
Other comprehensive income – gain on foreign currency translation	15,496	113	32,314	3,389
Total comprehensive loss	$(292,031)	$(54,084)	$(370,937)	$(139,425)

See accompanying notes to these consolidated financial statements.

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INMUNE BIO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(403,251)	$(142,814)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	36,922	-
Gain on settlement of lawsuit	(150,000)	-
Changes in operating assets and liabilities:
Research and development tax credit receivable	28,379	(51,892)
VAT receivable	(96,582)	(36,717)
Joint development cost receivable	71,648	(119,042)
Prepaid expenses	(10,779)	(3,000)
Prepaid expenses – related party	46,462	-
Accounts payable and accrued liabilities	43,186	126,540
Accounts payable and accrued liabilities – related party	47,541	157,088
Net cash used in operating activities	(386,474)	(69,837)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of short-term debt – related party	-	350,000
Proceeds from sale of common stock	2,056,000	-
Net cash provided by financing activities	2,056,000	350,000

Impact on cash from foreign currency translation	32,314	3,389

NET INCREASE IN CASH	1,669,526	280,163

CASH AT BEGINNING OF PERIOD	141,659	11,882

CASH AT END OF PERIOD	$1,843,499	$295,434

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid for income taxes	$-	$-
Cash paid for interest expense	$-	$-

NONCASH INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock for conversion of short-term debt – related party	$350,000	$-

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INMUNE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Organization

INmune Bio, Inc. (the “Company” and/or “INmune”) was originally organized in the State of Nevada on September 25, 2015 and is an early stage specialty pharmaceutical company focused on developing pioneering strategies for oncology that focus on engineering and harnessing the innate immune system to treat the patient’s cancer. INmune’s proprietary is to focus on the innate immune system that include natural killer cells (“NK cells”), myeloid derived suppressor cells (“MDSC cells”) and dendritic cells (“DC cells”), which are believed to offer unique therapeutic opportunities and may be safer, easier to execute, and more effective than currently available treatments. INmune plans to develop their two existing drug platforms: INKmune (“INKmune”) which primes NK cells and INB03 (“INB03”) which down regulates MDSC cells. Together or individually, the Company expects that these therapies will harness the innate immune system to provide a unique set of therapies for patients with cancer.

INmune Bio International Ltd (England) (“INmune UK”) is a wholly owned subsidiary of INmune that was formed on April 6, 2016 in the United Kingdom (“UK”). Inmune UK was duly organized under the laws of England and has 1,000 shares owned by INmune. The Company will perform its drug manufacturing and currently performs its drug research and development and will continue to perform research and development activities in this region. The UK has an R&D rebate program that allows the Company to recover some of its R&D expenses (see further discussion in Note 4).

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States of America and the rules of the Securities and Exchange Commission (“SEC”).

The consolidated financial statements herein have been prepared in accordance with GAAP and include the accounts of the Company and those of its wholly-owned subsidiary, INmune UK. All significant intercompany accounts and transactions have been eliminated.

Interim Financial Statements

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim information under Regulation S-K. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments consisting of a normal and recurring nature considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2017 may not necessarily be indicative of the results that may be expected for the year ending December 31, 2017. These unaudited interim financial statements should be read in conjunction with the audited financial statements of the Company for the years ended December 31, 2016 and 2015, and notes thereto contained in this prospectus.

NOTE 2 – GOING CONCERN

As of September 30, 2017, the Company had an accumulated deficit of $729,610. Losses have principally occurred as a result of the substantial resources required for research and development of the Company’s products which included the general and administrative expenses associated with its organization and product development as well as the lack of sources of revenues until such time as the Company’s products are commercialized. These factors raise substantial doubt about the Company’s ability to continue as a going concern from the issuance date of these financial statements. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. Management plans to obtain additional funding and implement its strategic plan to allow the opportunity for the Company to continue as a going concern.

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NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management’s estimates and assumptions.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Account Receivable, Net

Receivables currently consist of R&D tax credit receivable, VAT receivable and Joint development cost receivable. The R&D tax credit receivable is recorded when R&D is incurred. At that time, the Company sets up a receivable for the credit it expects to receive based on the expenses it has incurred. The VAT receivable is recorded when the Company receives an invoice with VAT related to it. The receivable is set up for the amount expected to be returned when the VAT tax return is filed. The Joint development cost receivable is set up when the Company incurs R&D expenses based on the amount is expects to receive as a reimbursement per the Novamune agreement (see Note 4 for detailed explanation of the agreement.) The collectability of these receivables are evaluated periodically based on the actual R&D credit returns submitted, the VAT returns submitted and the amounts received from Novamune. As of September 30, 2017 and 2016, there were no trade receivables.

Intangible Assets

The Company capitalizes costs incurred in connection with in process research and development purchased from others if the asset has alternative uses and such uses are not restricted under applicable license agreements; patent applications (principally legal fees), patent purchases, and trademarks related to its cell line as intangible assets. The Company amortizes these assets using the straight-line method over the estimated useful lives of the patents, generally five to 15 years. Other intangibles, consisting of trademarks and copyrights, if any, are considered to have indefinite lives and are not amortized but reviewed for impairment annually, or sooner under certain circumstances.

Basic and Diluted Loss per Share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive. As of September 30, 2017 and 2016, the Company excluded 31,667 and 0, respectively, of potentially issuable shares related to warrants due to their anti-dilutive effect.

Stock-Based Compensation

The Company records the fair value of stock options issued to its employees as of the grant date as compensation expense. The Company recognizes compensation expense, net of forfeitures, on a straight-line basis over the requisite service period, which is equal to the applicable vesting period.

The Company accounts for equity instruments issued to non-employees using a fair value approach under ASC Subtopic 505-50, Equity-Based Payments to Non-Employees. The Company values equity instruments and stock options granted using the Black-Scholes option-pricing model. The value of non-employee stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest and is recognized as an expense over the term of the related financing or the period over which services are received.

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Research and Development

Research and development costs are expensed as incurred. Research and development credits are recorded by the Company as a reduction of research and development costs. Major components of research and development costs include cash compensation, stock-based compensation, depreciation and amortization expense on research and development property and equipment, costs of preclinical studies, clinical trials and related clinical manufacturing, costs of drug development, costs of materials and supplies, facilities cost, overhead costs, regulatory and compliance costs, and fees paid to consultants and other entities that conduct certain research and development activities on the Company’s behalf.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currency

The Company accounts for its foreign currency transaction gains and losses as other comprehensive income (loss) included in equity.

New and Recently Issued Accounting Pronouncements

In May 2014, the FASB issued a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The standard’s core principle (issued as ASU 2014-09 by the FASB), is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The new guidance must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. In August 2015, the FASB issued ASU No. 2015-14, which defers the effective date of ASU 2014-09 by one year, and would allow entities the option to early adopt the new revenue standard as of the original effective date. This ASU is effective for public reporting companies for interim and annual periods beginning after December 15, 2017. The Company is currently evaluating its adoption method and the impact of the standard on its consolidated financial statements and has not yet determined the method by which the Company will adopt the standard in 2018.

In April 2016, the FASB issued ASU No. 2016-10, “Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing” (Topic 606). In March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross verses Net)” (Topic 606). These amendments provide additional clarification and implementation guidance on the previously issued ASU 2014-09, “Revenue from Contracts with Customers”. The amendments in ASU 2016-10 provide clarifying guidance on materiality of performance obligations; evaluating distinct performance obligations; treatment of shipping and handling costs; and determining whether an entity's promise to grant a license provides a customer with either a right to use an entity's intellectual property or a right to access an entity's intellectual property. The amendments in ASU 2016-08 clarify how an entity should identify the specified good or service for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements. The adoption of ASU 2016-10 and ASU 2016-08 is to coincide with an entity's adoption of ASU 2014-09, which we intend to adopt for interim and annual reporting periods beginning after December 15, 2017. The Company does not expect the new standard to have a material effect on its consolidated financial statements.

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In April 2016, the FASB issued ASU No. 2016-09, “Compensation – Stock Compensation” (Topic 718). The FASB issued this update to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees. Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. The Company has adopted this standard effective January 1, 2017.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). ASU 2016-15 will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017. The new standard will require adoption on a retrospective basis unless it is impracticable to apply, in which case it would be required to apply the amendments prospectively as of the earliest date practicable. The Company is currently in the process of evaluating the impact of ASU 2016-15 on its consolidated financial statements.

The Company does not expect the adoption of any other recently issued accounting pronouncements to have a significant impact on its financial position, results of operations, or cash flows.

Subsequent Events

The Company has evaluated all transactions from September 30, 2017 through November 30, 2017, the financial statement issuance date for subsequent disclosure consideration.

NOTE 4 – RESEARCH AND DEVELOPMENT ACTIVITY

The Company incurred $167,006 and $73,329 research and development costs during the nine months ended September 30, 2017 and 2016, respectively. During the three months ended September 30, 2017 and 2016, the Company incurred $46,320 and $27,565, respectively.

In addition, the Company is allowed a R&D tax credit which is a corporation tax relief that reduces a company’s tax bill in the UK for expenses incurred in R&D. According to the UK Government, R&D takes place when a project seeks to achieve an advance in overall knowledge or capability in a field of science or technology. A company has to have staff headcount of less than 500 and either revenue of less than €100m or a balance sheet total of less than €86m. INmune UK will receive a R&D Credit for research and development expenses incurred in 2017, a receivable has been accrued in the amount of $40,487 as of September 30, 2017 and $68,866 as of December 31, 2016. During the nine months ended September 30, 2017 and 2016, the Company received $106,096 and $0, respectively, related to R&D expenses submitted for the UK R&D tax credit.

The Company is also eligible to recover all VAT for all R&D expenses paid. INmune UK recorded a VAT Receivable for in the amount of $131,821 as of September 30, 2017 for VAT paid to date during 2017 that will be reimbursed and $35,239 as of December 31, 2016. During the nine months ended September 30, 2017 and 2016, the Company received $36,890 and $0, respectively, related to VAT submitted for reimbursement.

On September 3, 2016, the Company entered into a joint development agreement with Novamune, Inc. (“Novamune”) (the “Development Agreement”). Novamune has previously developed and licensed technology relating to ex-vivo activation of NK cells for the treatment of cancer and other diseases. The parties have agreed to exclusively collaborate on the further development of technologies related to NK cells for therapeutic applications. The parties will designate specific development projects which will be undertaken by the party with appropriate expertise. The Company and Novamune will share equally in the costs related to such joint development projects and will jointly own any intellectual property developed by the joint projects, provided that Novamune shall have an exclusive royalty free license to use any such intellectual property relating to ex-vivo applications and the Company shall have an exclusive royalty free license to use any such intellectual property relating to in-vivo applications. The Development Agreement is subject to Novamune investing a total of $1,250,000 in the Company, of which $350,000 has previously been advanced. The balance of $900,000 shall be invested in the Company on the earlier of (i) December 31, 2017, or (ii) 60 days after the Company becomes publicly traded. As of September 30, 2017 and December 31, 2016, the Company had a Joint Development Receivable of $84,733 and $156,381, respectively. During the nine months ended September 30, 2017 and 2016, the Company received $150,000 and $0, respectively, related to R&D expenses submitted for reimbursement under the Development Agreement.

For the three and nine months ended September 30, 2017 and 2016, no sales had occurred under the INKmune license agreement.

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NOTE 5 – LOANS PAYABLE

During the nine months ended September 30, 2017, the Company issued 233,345 shares of the Company’s common stock for the conversion of the full value of the Company’s outstanding convertible debt of $350,000. As of September 30, 2017 and December 30, 2016, the Company had outstanding short-term debt – related party of $0 and $350,000, respectively.

Accounts Payable – Related Party

As of September 30, 2017, the Company had outstanding amounts due to a related party for travel expenses incurred of $10,609 in Inmune UK. In addition, the Company had $50,033 of outstanding amounts due to University College London for research and development expenses.

NOTE 6 – STOCKHOLDERS’ EQUITY

The Company is authorized to issue up to 210,000,000 shares of common stock at par value $0.001 per share. As of September 30, 2017 and December 31, 2016, the Company had 6,963,347 and 5,066,667, respectively of the Company’s common stock issued and outstanding.

During 2016, the Company received $100,000 to issue 66,667 shares of the Company’s common stock. This amount was held in escrow until the issuance of the related shares in early 2017 and recorded as restricted cash as of December 31, 2016.

As of September 30, 2017 and December 31, 2016, the Company recorded an accrued settlement liability of $50,000 for 33,335 common shares related to a legal settlement (see further discussion in Note 7).

In 2017, the Company issued 1,393,335 shares of its common stock for total cash proceeds of $2,056,000 and warrants to purchase 31,667 shares of the Company’s common stock were issued to a third party as compensation for investment banking services related to the sales of common stock. In addition, the Company issued 233,345 shares of the Company’s stock for the conversion of the full value of the Company’s outstanding convertible debt (converted at no interest) of $350,000.

In connection with the private placement offering, the Company agreed to file a registration statement under the Securities Act of 1933 within five months after the final closing of the offering and will seek to have such registration statement declared effective within six months of filing registering the shares of common stock in the offering. Upon the effectiveness of the registration statement, each investor in the offering agreed not to sell shares of common stock purchased in the offering for a period of at least six months from the effective date of such registration statement. If the Company fails to meet either of the registration deadlines, each investor will be entitled to receive a cash payment in the amount of 1% of the amount of the investment for each month that a registration deadline is not met, up to a maximum of 12%.

As of September 30, 2017 and December 31, 2016, the Company had $30,000 and $30,000, respectively, of outstanding stock payable due to its law firm for 20,000 shares of the Company’s common stock valued at $1.50 per share based on the value of the services provided.

Warrants

During 2017, the Company issued fully vested warrants to purchase 31,667 shares of the Company’s common stock to a third party in conjunction with the common stock sold for cash (see discussion of common stock issuances above), with an exercise price of $1.50, maturity date of June 30, 2022, and fair value of $36,922 using the Black-Scholes option-pricing model which were recorded as stock-based compensation and additional paid in capital.

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The assumptions used for the warrants granted during the nine months ended September 30, 2017 are as follows:

Nine Months Ended September 30, 2017
Exercise price	$1.50
Expected dividends	0%
Expected volatility	106.55%
Risk free interest rate	1.89%
Expected life of warrant	5 years

The following is a summary of the Company’s warrant activity:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
Outstanding and exercisable – December 31, 2016	-	$-	-
Forfeited	-	-	-
Granted	31,667	1.50	4.9
Outstanding and exercisable – September 30, 2017	31,667	$1.50	4.9

The aggregate intrinsic value of the outstanding warrants was $0.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

In November 2016, an individual filed an action in Cook County, Illinois, against the Company, David J. Moss, its Chief Financial Officer, Treasurer, Secretary and a member of its board of directors, Raymond J. Tesi, its president and Chief Executive Officer (the Company, Mr. Moss and Mr. Tesi are referred to collectively as the “Company Parties”). The action alleged claims against the Company Parties concerning payment of monies and/or securities allegedly owed. In April 2017, the Company Parties and the Claimant entered into a Settlement Agreement and Mutual General Release agreement with that individual (the “Settlement Agreement”). Pursuant to the settlement agreement, the Company issued 33,335 shares of the Company’s common stock valued at $50,000, based on the value of the stock of the last round of financing of $1.50 per share. These shares are held by the Company subject to a restriction on transfer for a period of two years from the date the Company completes an initial public offering or otherwise becomes a public company after which the Company will deliver the shares to the Claimant. The agreement to issue the shares was a full and complete settlement of all claims that the Claimant may have had against the Company Parties and the Cook County action was dismissed with prejudice. The obligation was recorded as accrued settlement liability as of December 31, 2016, pending delivery of the shares to the Claimant after the restriction period expires.

During the nine months ended September 30, 2017, the Company received notice that another company had filed trademark application with the United States Patent and Trademark Office to register a certain trademark. The Company filed an opposition in the United States Trademark Trial and Appeal Board. Subsequently, INmune and this company entered into a settlement agreement pursuant to which the Company agreed not to oppose the company’s trademark and the company paid INmune cash proceeds of $150,000 in full consideration for the settlement agreement that were accounted for as income from a lawsuit settlement on the income statement.

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NOTE 8 – SUBSEQUENT EVENTS

On October 3, 2017, the Company entered into a license agreement with Xencor, Inc., which has discovered and developed a proprietary biological molecule that inhibits soluble tumor necrosis factor. Pursuant to the license agreement, Xencor granted the Company an exclusive worldwide, royalty-bearing license in licensed patent rights, licensed know-how and licensed materials (as defined in the license agreement) to make, develop, use, sell and import any pharmaceutical product that comprises, contains, or incorporates Xencor’s proprietary protein known as “XPRO1595” that inhibits soluble tumor necrosis factor (or all modifications, formulations and variants of the licensed protein that specifically bind soluble tumor necrosis factor) alone or in combination with one or more active ingredients, in any dosage or formulation. The Company believes the protein has numerous medical applications. In connection with the license agreement, the Company paid Xencor a one-time non-creditable and non-refundable fee of $100,000 and agreed to issue Xencor shares (“Initial Shares”) of the Company’s common stock equal to 19% of our fully diluted company shares the value of which are discussed below. The Company also issued warrants to Xencor which is discussed below.

The Company also agreed to pay Xencor a royalty of 5% on Net Sales of all Licensed Products in a given calendar year, which are payable on a country-by- country and licensed product by licensed product basis until the date that is the later of (a) the expiration of the last to expire valid claim covering such Licensed Product in such country or (b) ten years following the first sale to a third party of the licensed product in such country.

Under the license agreement, the Company also agreed to pay Xencor a percentage of any sublicensing revenue that it receives equal to (i) 60% of sublicensing revenue received in respect of any sublicense granted prior to initiation of a Phase 1 Clinical Trial of a Licensed Product in the applications for the treatment of disease in humans (the “Field”); (ii) 30% of Sublicensing Revenue received in respect of any sublicense granted on or after initiation of a Phase 1 Clinical Trial of a Licensed Product in the Field and prior to initiation of a Phase 2 Clinical Trial of a Licensed Product in the Field; (iii) 15% of Sublicensing Revenue received in respect of any sublicense granted on or after initiation of a Phase 2 Clinical Trial of a Licensed Product in the Field and prior to initiation of a Phase 3 Clinical Trial of a Licensed Product in the Field; (iv) 10% of Sublicensing Revenue received in respect of any sublicense granted on or after initiation of a Phase 3 Clinical Trial of a Licensed Product in the Field and prior filing of the first NDA application for any Licensed Product in the Field; and (v) 5% of Sublicensing Revenue received in respect of any sublicense granted on or after the approval of the first NDA application for any Licensed Product in the Field. For clarity, initiation of a clinical trial shall mean dosing of a first patient in said clinical trial.

In connection with the License Agreement, the Company entered into a stock issuance agreement with Xencor pursuant to which it agreed to issue Xencor 1,585,000 shares of its common stock with a fair value of $12,221,000 based on the discounted cash flow method of the income approach as set forth in an independent valuation report from HSSK LLC dated October 3, 2017, and fully vested warrants to purchase an additional number of shares of common stock equal to 10% our the fully diluted company shares immediately following such purchase with a fair value of $4,193,000 based on Black-Scholes Option Pricing Model. The warrants have an exercise price based on a valuation of the Company at $100,000,000 and expire on October 3, 2023. The aggregate purchase price for the full exercise of the option to Acquire Additional Shares is $10,000,000 which purchase price shall be pro-rated for any partial exercise of the Option for less than 10% of the fully diluted company shares immediately following such purchase. The purchase price for the additional shares may be paid by cash or by way of a cashless exercise. In connection with the stock issuance agreement, the Company, Xencor and more than 90% of shareholders as of September 30, 2017 (“Key Holders”) entered into a voting agreement. Pursuant to the voting agreement, Xencor and the Key Holders agreed to vote their respective shares to vote one individual designated by the holder of a majority of Xencor’s shares of the Company’s common stock to the Company’s board of directors. The voting agreement shall continue in full force and effect from the date hereof through the earliest of the following dates, on which date it shall terminate in its entirety: (a) the date of a qualified offering, as defined in the issuance agreement; (b) ten (10) years from the date of this Agreement; (c) the date of the closing of a qualified sale, as defined in the issuance agreement; or (d) the date as of which the parties hereto terminate this agreement by written consent of the holders of a majority of the Investor Shares.

The Company recorded $16,514,000 for the acquisition of intangible assets in the fourth quarter of 2017 as the fair value of the cash, stock and warrants on the date of acquisition in accordance with Accounting Standards Codification 730 – Research and Development.

On October 3, 2017, the Company entered into an Assignment and Assumption Agreement with Immune Ventures LLC. Pursuant to the Assignment and Assumption Agreement, Immune Ventures assigned all of its rights, obligations and liabilities under the Exclusive License Agreement between the University of Pittsburgh – Of the Commonwealth System of Higher Education and Immune Ventures. Pursuant to the Assignment and Assumption Agreement, the Company agreed to convert the amount Immune Ventures paid of $31,640 into INmune common stock at $1.50 per share for 21,094 shares for the reimbursement of amounts paid by the Assignor to the University of Pittsburg.

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INMUNE BIO INC.

Up to SHARES OF COMMON STOCK

PROSPECTUS

_______________, 2017

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Alternate Prospectus

The information in this prospectus is not complete and may be changed. The Selling Stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED __, 2017

1,693,334 Shares

Common Stock

This prospectus relates to the public offering of up to 1,693,334 shares of common stock, par value $.001 per share (“Common Stock”), of INmune Bio, Inc. being offered by Selling Stockholders named in this prospectus for their own account.

This is the initial registration of shares of our Common Stock. Selling stockholders will offer their respective shares at a fixed price of per share until our common shares are quoted on the Over-the-Counter Bulletin Board or national securities exchange, and thereafter, at prevailing market prices or privately negotiated prices. We will not receive any of the proceeds from the sale of those shares being sold by the selling stockholders. We will pay the expenses of registering these shares.

Our Common Stock is not traded on any national securities exchange and is not quoted on any over-the-counter market. Our Common Stock is not traded on any national securities exchange and is not quoted on any over-the-counter market. We intend to list our common stock on a national stock market however, there no assurance that our application will be approved. If our shares become listed on a national securities exchange, sales will be made at prevailing market prices or privately negotiated prices.

The selling stockholders are offering these shares of Common Stock. The selling stockholders will receive all proceeds from the sale of the Common Stock. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page of         this prospectus. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and we have elected to comply with certain reduced public company reporting requirements.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is      , 2017.

You should rely only on the information contained in this prospectus. We have not authorized any dealer, salesperson or other person to provide you with information concerning us, except for the information contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date on the front cover page of this prospectus, regardless when the time of delivery of this prospectus or the sale of any common stock. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, our common stock in any jurisdiction in which the offer or sale is not permitted.

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Prospectus Summary	108
Risk Factors	13
Use of Proceeds	36
Forward-Looking Statements	7
Selling Stockholders	109
Plan of Distribution	110
Market for Common Equity and Related Stockholder Matters
Description of Business	59
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Description of Property
Legal Proceedings
Directors and Executive Officers	71
Executive Compensation
Certain Relationships and Related Transactions	74
Security Ownership of Certain Beneficial Owners and Management	75
Description of Securities
Indemnification for Securities Act Liabilities	76
Legal Matters	77
Experts
Changes in Accountants
Additional Information	80
Financial Statements

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You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

Shares of Common Stock offered by the selling stockholders:	2,2226,444 Shares of Common Stock

Risk factors:

An investment in our Ordinary Shares involves a high degree of risk. You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page __ of this prospectus before deciding whether or not to invest in our Common Stock.

Market for our Ordinary Shares:	Our Common Stock is not currently traded in a public marketplace. We intend to apply to list our Common Stock on national exchange or marketplace.
Use of Proceeds

This prospectus relates to shares of our Common Stock that may be offered and sold from time to time by the selling stockholders. We will not receive any of the proceeds resulting from the sale of the shares held by the selling stockholders.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. Forward-looking statements reflect our current view about future events. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan,” or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements, include, but are not limited to, statements contained in this prospectus relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, our ability to raise capital to fund continuing operations; our ability to protect our intellectual property rights; the impact of any infringement actions or other litigation brought against us; competition from other providers and products; our ability to develop and commercialize new and improved products and services; changes in government regulation; our ability to complete capital raising transactions; and other factors (including the risks contained in the section of this prospectus entitled “Risk Factors”) relating to our industry, our operations and results of operations. Actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

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SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. The selling stockholders obtained their share in a private placement (the “Private Placement”) of units (“Units”) conducted by the Company. Each Unit consisted of 6,667 shares of Common Stock. The offering terminated on June 30, 2017.

The following table also sets forth the name of each person who is offering the resale of shares of Common Stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered. Except as indicated below, the selling stockholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

Name of Selling Stockholder	Number of Share of Common Stock Beneficially Owned Prior to Offering	Number of Shares of Common Stock Being Offered	Number of Shares of Common Stock Beneficially Owned After the Offering	Percentage of Ownership After the Offering (1)(2)
Andre H. Forrester	33,333	33,333	-	0%
William Strawbridge	6,667	6,667	-	0%
Brett Maas	20,000	20,000	-	0%
Brett Nesland	50,000	50,000	-	0%
BWL Investments Ltd.	16,667	16,667	-	0%
CTI Holdings, Inc.	166,667	166,667	-	0%
Daniel Melrod	33,333	33,333	-	0%
David Peretz	13,333	13,333	-	0%
Don Stangle	150,000	150,000	-	0%
Donald Weaver	10,000	10,000	-	0%
Francis A. Nardella	20,000	20,000	-	0%
Galakatos Living Trust	20,000	20,000	-	0%
George Todd, Trustee of the George Todd Revocable Trust dated February 10, 2017	33,333	33,333	-	0%
James G. Athas	33,333	33,333	-	0%
Jason Paul	16,667	16,667	-	0%
Joseph M. Lobacki	6,667	6,667	-	0%
Kenneth M. Sutin, M.D. Revoc Trust	33,333	33,333	-	0%
Kinsale SCT Holdings Limited	6,667	6,667	-	0%
Lawrence A. Pabst	33,333	33,333	-	0%
Lawrence A Pabst	66,667	66,667	-	0%
Lincoln Park Capital Fund, LLC	333,333	333,333	-	0%
Linda Powers	300,000	300,000	-	0%
Malibu Investments Limited	6,667	66,678	-	0%
Nicholas Carosi III Revocable Living Trust dated October 3, 1984	66,667	66,667	-	0%
Peter E. Lengyel	33,333	33,333	-	0%
RNE Partners LLC	16,667	16,667	-	0%
Robert B. Prag	33,333	33,333	-	0%
Ronald Rech	66,667	66,667	-	0%
Timothy J. Alpers	66,667	66,667	-	0%

____________

(1)

Applicable percentage ownership is based on 8,363,345 shares of common stock outstanding as of October 30, 2017, together with securities exercisable or convertible into shares of common stock within 60 days of October 30, 2017 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of October 30, 2017 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Assumes all shares offered hereby are sold.

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PLAN OF DISTRIBUTION

No market currently exists for our shares. The price reflected in this prospectus of $      per share is the initial offering price of the shares of Common Stock upon the effectiveness of the registration statement of which this prospectus forms a part. We intend to list our common stock on a national stock market however, there no assurance that our application will be approved. The selling stockholders may, from time to time, sell any or all of their shares of common stock covered by this prospectus in private transactions at a price or on any stock exchange, market or trading facility on which the shares may then be traded. The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. We will pay the expense incurred to register the shares being offered by the selling stockholders for resale, but the selling stockholders will pay any underwriting discounts and brokerage commissions associated with these sales. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	privately negotiated transactions; and

•	a combination of any such methods of sale.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus. The selling stockholder shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders or their pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus will be sold by the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be “underwriters” as that term is defined under the Securities Act, or the Securities Exchange Act of 1934, as amended, or the rules and regulations under such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

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The $       per share offering price of the shares of Common Stock being sold under this prospectus has been arbitrarily set. The price does not bear any relationship to our assets, book value, earnings or net worth and it is not an indication of actual value. Additionally, the offering price of our shares is higher than the price paid by our founders, and exceeds the per share value of our net tangible assets. Therefore, if you purchase shares in this offering, you will experience immediate and substantial dilution. You may also suffer additional dilution in the future from the sale of additional shares of common stock or other securities, if the need for additional financing forces us to make such sales. Investors should be aware of the risk of judging the real or potential future market value, if any, of our common stock by comparison to the offering price.

We are required to pay all fees and expenses incident to the registration of the shares but excluding brokerage commissions or underwriter discounts.

The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. We have informed the selling stockholders that, during such time as they may be engaged in a distribution of any of the shares we are registering with the U.S. Securities Exchange Commission, they are required to comply with Regulation M. In general, Regulation M precludes the selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M defines a “distribution” as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods. Regulation M also defines a “distribution participant” as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution.

If the selling stockholder notifies us that it has a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholder and the broker-dealer.

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INMUNE BIO INC.

SHARES OF COMMON STOCK

Prospectus

, 2017

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable in connection with the sale of the shares of common stock being registered. The registrant will pay all expenses of the registration and sale of the shares of common stock, other than selling commissions and fees, stock transfer taxes and fees and expenses, if any, of counsel or other advisors to the selling stockholders. All of the amounts shown are estimates except the SEC registration fee.

The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

Nature of Expense:	Amount
SEC Registration Fee	$
FINRA filing fee
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Transfer agent’s fees and expenses
Printing and related fees
Miscellaneous		*
Total	$

___________

*	Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We are a Nevada corporation, and accordingly, we are subject to the corporate laws under the Nevada Revised Statutes. Our Articles of Incorporation provide that we may indemnify our officers, directors, employees, agents and any other persons to the maximum extent permitted by the NGCL.

Such indemnification provision may be sufficiently broad to permit indemnification of our executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. We do not currently carry directors’ and officers’ liability insurance covering our directors and officers, but we have plans to do so. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. No pending material litigation or proceeding involving our directors, executive officers, employees or other agents as to which indemnification is being sought exists, and we are not aware of any pending or threatened material litigation that may result in claims for indemnification by any of our directors or executive officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

From March 2017 through June 30, 2017, we sold an aggregate 1,693,333 to accredited investors at a per unit price of $10,000 with each unit consisting of 6,667 shares of our common stock and received gross proceeds 2,540,000. Investors participating in the unit offering met the accredited investor definition of Rule 501 of the Securities Act. The offer and sale of the units were made in reliance on the exemption from registration afforded under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D under the Securities Act. The unit offering was not conducted in connection with a public offering, and no public solicitation or advertisement was made or relied upon by the investors in connection with the Unit Offering. In April 2017, the Company issued 33,335 shares of its restricted common stock pursuant to a Settlement Agreement and Mutual Release Agreement. The Shares were issued in reliance on the exemption from registration afforded under Section 4(a)(2) of the Securities Act.

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ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

A list of exhibits filed herewith is contained in the exhibit index that immediately precedes such exhibits and is incorporated herein by reference.

(b) Financial Statement Schedules

See page F-1 for an index of the financial statements and financial statement schedules included in this Registration Statement.

ITEM 17. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price, set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the information required to be included in a post-effective amendment by paragraphs (a)(1)(i), (a)(1) (ii) and (a)(1) (iii) above may be contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

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(ii)	each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x)) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of this registration statement relating to the securities in this registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such effective date;

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of La Jolla, State of California, on this _____ day of ______, 2017.

INMUNE BIO INC.

David Moss
Chief Financial Officer

Pursuant to the requirements of the Securities Act this registration statement has been signed by the following persons in the capacities and on the dates stated. Each person whose signature appears below hereby constitutes and appoints Raymond J. Tesi and David Moss, or any of them, as such person’s true and lawful attorney-in-fact and agent with full power and substitution for such person and in such person’s name, place and stead, in any and all capacities, to sign and to file with the Securities and Exchange Commission, any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, including any registration statements or amendments thereto filed pursuant to Rule 462(b) under the Securities Act, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute therefor, may lawfully do or cause to be done by virtue thereof.

Signature	Title	Date

Raymond J. Tesi, M.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2017

David J. Moss	Chief Financial Officer, Treasurer, Secretary and Director (Principal Financial and Accounting Officer)	, 2017

Mark Lowdell, Ph.D.	Chief Scientific Officer	, 2017

Timothy Schroder	Director	, 2017

Edguardo Baracchini	Director	, 2017

J. Kelly Ganjei	Director	, 2017

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EXHIBIT INDEX

Exhibit No.	Description of Exhibit

3.1	Certificate of Incorporation

3.2	Bylaws

5.1	Opinion of Sichenzia Ross Ference Kesner , LLP as to the legality of the securities being offered*

10.1	Form of Subscription Agreement*

10.2	Form of Selling Stockholders Subscription Agreement

10.3	INmune Bio, Inc. 2017 Stock Incentive Plan

21.1	Subsidiaries

23.1	Consent of Sichenzia Ross Ference Kesner LLP (contained in Exhibit 5.1)*

23.2	Consent of Auditor

24.1	Power of Attorney (included in signature pages)

 *To be filed by amendment.

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